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ucb

Building the next generation biopharma
Annual Report 2006


Patients
Science
People



Hanna, who features on the cover, has epilepsy. Unfortunately, around a third of people with this disease do not respond to existing therapies, preventing them from enjoying a normal, everyday life.

The problem is that severe diseases such as epilepsy, Crohn's disease and many others that UCB is addressing are extraordinarily complex. Many of them, for example, affect several parts of the body, producing a number of socially and physically debilitating symptoms.

To deal more effectively with these problems, a more thorough and integrated approach is required that treats the entire body. This cannot be done by a single company or a single science. The interconnections in the human body are too complex.

Which is why UCB is building a totally new type of company.

UCB: Financial Highlights

€ million	2006	2005	% Change
Results			
Net sales	2 188	2 043	7%
Revenue	2 523	2 341	8%
Recurring EBITDA	566	529	7%
Recurring EBITA	511	475	8%
Recurring EBIT	475	437	9%
Operating profit (EBIT)	571	364	57%
Profit from continuing operations	367	270	36%
Profit of the year	367	755	(51%)
Research & development expenses	615	511	20%
Capital expenditures	65	86	(24%)
Net financial debt	(2 111)	(591)	257%
Cash flow from operating activities	321	290	11%
Share information			
Basic earnings per share (€ per share)	2.54	1.88	35%
Gross dividend per share (€ per share)	0.90	0.88	2%
Number of shares (year-end)	181 512 768	145 933 000	-
Share price (year-end – € per share)	51 95	39.68	31%
Market capitalisation (year-end – € billion)	9.4	5.8	62%
Other			
Number of employees (year-end)	8 477	8 525	
Average US$/€ exchange rate	1.255	1.242	

Revenue 2006

2 523

€ million	2006	2005
Revenue	2 523	2 341

Recurring EBIT 2006

475

€ million	2006	2005
Recurring EBIT	475	437

Profit from continuing operations 2006

367

€ million	2006	2005
Profit from continuing operations	367	270

Net Sales - by region 2006

46% U.S.A.

38% Europe

9% Japan

7% Emerging markets



Net Sales - by region 2005

44% U.S.A.

38% Europe

11% Japan

6% Emerging markets



Net Sales - by therapeutic area 2006

45% Central Nervous System

32% Allergy

23% Other



Net Sales - by therapeutic area 2005

37% Central Nervous System

34% Allergy

29% Other



CNS includes Keppra®, Nootropil®, Metadate™ CD/Equasym™ XL and Atarax®

Allergy includes Zyrtec® and Xyzal®

We call it the next generation biopharma.

For millions of people living with the physical and social burden of severe diseases, it holds out the promise of a new generation of therapies that will enable them to lead normal, everyday lives.

For our shareholders, it offers the prospect of superior, long-term returns.

This report describes our vision and the substantial progress we have made in 2006 towards realising UCB's potential.

Table of contents

What do we mean by the 'next generation biopharma'?

It is all about making connections, internally and externally, so that we can understand and address the complex interconnections involved in severe diseases more effectively.

It is about...

Connecting with patients so that we can understand more deeply the daily realities of their diseases.

Connecting science in new ways, notably chemistry and biology, so that we can leverage the potential of these two disciplines, as well as illuminate the biological pathways involved in severe diseases.

Connecting people in new ways so that we can capitalise on and cross-fertilise the creativity, knowledge and entrepreneurial spirit of our global team.


UCB
Science
Research partners
Commercial partners
In-house R&D
Patients
Patients communities
Caregivers
Healthcare professionnals
People
Focus equals passion
Global knowledge sharing platform
Cross-functional teams

For UCB, this is not simply a vision, it is a reality that we are rapidly developing. Before we describe our long-term vision in more detail, we would like to highlight some of the **key achievements of 2006**, evidence that our new approach is already delivering results.

Highlights 2006

Leading Products

Global net sales increased by 7% to € 2,188 million, or 11% on a like-for-like basis, with strong growth in most markets, including North America, which now accounts for 46% of sales.

Net sales rose by 12% in the US and by 5% in Europe.

Emerging markets such as Mexico and South East Asia also made significant contributions, growing by 24%.

Keppra® reinforced its position as the leading treatment for epilepsy in the US and Europe with a 36% rise in global sales to €761 million (almost $1 billion):

This small-molecule therapy, which has a unique mechanism, grew by 35% in the US, where it is the market leader for the treatment of epilepsy with a 26% share in value. In Europe, it has also taken the number one spot following a 34% rise in net sales, increasing its share to 25% in value. Approvals were granted during the year for an intravenous formulation (US and Europe), as well as a new indication as an add-on therapy for Juvenile Myoclonic Epilepsy for patients aged 12 years and over (EU and US) and as a monotherapy (EU) for partial onset seizures in patients 16 years and older. We also filed Keppra® in the US for the add-on treatment of primary generalised tonic-clonic seizures, which is already approved in Europe, plus made progress in developing an extended release once-daily formulation - Keppra® XR. In Asia, Keppra® was approved in China and Korea and is in its final stage of development in Japan.

Net sales of Xyzal® increased by 13%, consolidating UCB's global leadership in allergy and providing further fuel for growth:

Xyzal® grew by 9% in Europe, lifting its market share to 13% in the main European markets, and was filed for regulatory approval in the US, where it will be co-promoted with sanofi-aventis. Despite significant generic and over-the-counter pressure, Zyrtec® increased its in-market sales by 15% in the US. Eleven years after launch, it managed to extend its market share to 45% in value.

UCB's other products for severe diseases also produced strong performances, underlining UCB's ability to extract superior value from niche markets:

For example, net sales of Metadate™ CD/Equasym™ XL, our therapy for attention deficit disorder, rose by 35%, while our first sales of Xyrem®, which is indicated for the treatment of cataplexy in patients with narcolepsy, showed promising returns.

Innovative R&D

Eleven large and small molecules progressed successfully through clinical development, including Cimzia™, our first biologic, which was filed in the US and Europe for the treatment of Crohn's disease.

Preparations for the launch of Cimzia™ – the only PEGylated anti-TNF of its kind – gathered pace:

In addition to submitting Cimzia™ for regulatory approval for the treatment of Crohn's disease in the US and Europe, we established a global sales and marketing team to support its launch. A convenient subcutaneous liquid formulation of this large molecule was also developed. Cimzia™ progressed very well in its Phase II programme for psoriasis and successfully completed Phase III trials for rheumatoid arthritis.

Two new molecules entered our development pipeline, bringing the total number in development up to eleven:

Five of these are large antibody-based molecules, while the other six are small chemically-derived molecules, including our successors to Keppra®. Together these eleven molecules address thirteen different types of severe disease, from rheumatoid arthritis and osteoporosis to multiple sclerosis and non-small cell lung cancer.

In addition, UCB has eleven other new molecules in late research and pre-clinical development.

The quality of both our pipeline continued to attract world-class players such as Biogen IDEC and Amgen.

During the year, we teamed up with Biogen IDEC – the world leader in multiple sclerosis (MS) – to develop CDP323, our small molecule initially targeted at MS. We are also collaborating with Amgen to develop a novel molecule that helps to re-build bones affected by bone disorders, as opposed to just arresting degeneration in bone disease. Overall, UCB has partnerships with over 30 institutions across the entire value chain, from chemistry and antibody research and development, to production and marketing.

We are now embarking on a unique project, A2Hit™, that will combine UCB's leadership in antibodies with its proven expertise in chemistry to pioneer a new generation of small molecules.

This has the potential to enable millions more individuals with severe diseases to enjoy more convenient, cost-effective and efficacious treatments.

Highlights 2006

Organisational Advances

We sharpened our focus on severe diseases and divested non-core businesses, among other organisational advances.

Intensifying our focus on severe diseases:

During 2006, we established three autonomous, therapeutically-focused divisions: Central Nervous System (CNS), Inflammation and Primary Care, including Allergy. We also sold our peptide contract manufacturing division (Bioproducts) and our Delsym™ over-the-counter anti-cough product.

Quality and efficiency continued to advance towards world-class standards, thanks to initiatives such as PRIDE:

Technical innovations in our manufacturing processes, reduced our cost of goods and helped us meet a steep rise in demand for Keppra® without any interruption in supply. We also improved key clinical development indicators, including recruitment times for clinical studies.

To foster the creativity and entrepreneurial spirit of our employees, we introduced new performance management tools and employee development programmes:

We also continued to attract top-quality talent from around the world, including employees from major pharmaceutical companies and leading biotech firms.

Leaping Forward

Schwarz Pharma will help us make even greater progress.

With the acquisition of Schwarz Pharma, which will continue to operate as a separate entity until UCB completes the steps required by German law, UCB will gain a number of important advantages.

Together, the companies will have sales of more than €3 billion and invest over €800 million in R&D – equivalent to 25% of their combined sales:

Synergies could generate an additional €300 million within the next three years.

The combined pipeline creates one of the world's largest neurology franchises:

Schwarz Pharma has two late-stage neurological therapies that complement UCB's late-stage pipeline. These include a novel transdermal patch for Parkinson's disease (Neupro®), the first once-a-day non-ergolinic dopamine agonist. This unique molecule has also recently successfully completed Phase III trials for restless legs syndrome. Schwarz Pharma also has lacosamide, providing a new mode of action for addressing epilepsy (30% of patients are not served optimally by existing therapies), as well as diabetic neuropathic pain.

Collectively, the two companies will have a stronger presence in key regions, including the US:

When combined, US sales as a proportion of total combined sales will be over 40%. The acquisition will also enhance the companies' presence and primary care productivity in Europe as well as provide significant scale in key emerging markets such as Eastern Europe and China.

Together we will be well-equipped to meet the challenges of the future, with an enhanced risk profile:

Our unique skills in development and our global operations combined with our pragmatism and our "get things done" attitude, will guide us on our road to success.

At the end of 2006, UCB had acquired more than 86% of Schwarz Pharma's outstanding shares.

Letter to the Shareholders

2006 was an outstanding year for UCB, underlining the company's ability to build global specialists brands such as Keppra® and consolidate the allergy franchise, as well as the quality of its science, reflected in the significant progress that was made during the year in R&D. With the acquisition of Schwarz Pharma, which will help the company accelerate its transformation into a next generation biopharma, we believe that UCB will be able to make even greater advances in the long run, financially and scientifically.

Key financial achievements in 2006

Revenue increased by 8% to €2,523 million (11% on a like-for-like basis, excluding acquisitions, divestments and exchange rates), underpinned by net sales ('sales') of €2,188 million. Sales of Keppra® were especially strong, growing by 36% to €761 million – the third successive year in which its growth rate has increased. Our allergy franchise also exceeded expectations. Sales of Xyzal®, for example, rose 13% to €143 million, mainly driven by Europe and the emerging markets, while Zyrtec® grew by 15% to US$1,568 million, thanks to the continued success of our partnership with Pfizer: out of this, UCB consolidates €273 million of sales and €152 million of royalties. Geographically, sales were particularly strong in the USA and in emerging markets such as Mexico, South East Asia, and Eastern Europe.

Profit from continuing operations increased by 36% to €367 million. This equate to 14% on a like-for-like basis, excluding acquisitions, divestments and exchange rates.

Building a new generation biopharma leader

Many of the biggest achievements of the year, which hold the key to UCB's long-term potential to deliver substantially higher shareholder value, go beyond the company's financial results. Among other pivotal achievements, they include advances in UCB's scientific research and development pipeline, the preparation for launch of major new products and the acquisition of Schwarz Pharma.

These and other initiatives are all part of UCB's drive to build a next generation biopharma leader, focusing on neurological diseases, immunological disorders and cancers. As we explain in the following pages of this report, our vision of the next generation biopharma leader is rooted in the strong belief that the only way to make and consistently deliver major therapeutic breakthroughs in the long run is by making new connections, internally and externally. And, in particular, by connecting patients, science and people in new ways.

This is not an abstract idea. It is a reality that UCB has been developing and benefiting from since 2004 when we acquired Celltech. With the divestment of our non-pharma activities and the acquisition of Celltech, which was rapidly and successfully integrated, we combined Celltech's leadership in antibody technology with UCB's and Celltech's expertise in chemistry to create a pure biopharma, focusing on severe diseases.

A rich pipeline, unique science

The fruits of connecting biotechnology and chemistry can already be seen in our R&D pipeline. Relative to other biotech and mid-cap pharma companies, UCB now has a very rich pipeline with eleven molecules in development, five antibody-based molecules and six novel chemical entities. Together these span thirteen potential indications from Crohn's disease, rheumatoid arthritis and osteoporosis to multiple sclerosis and non-small-cell lung cancer.

During the year, we made substantial progress with all these molecules. One of the most promising in the near term is Cimzia™, UCB's unique anti-TNF (Tumour Necrosis Factor). In 2006, we filed this large molecule for regulatory approval for the treatment of Crohn's disease in the US and Europe.



Roch Doliveux
Chief Executive Officer

Georges Jacobs
Chairman

Letter to the Shareholders

Connecting with world-class players is an important part of our next generation biopharma strategy: our goal is to build on our strengths and to partner with those who have greater strengths in complementary fields.

We also continued to make important progress in developing Cimzia™'s potential indications much larger than Crohn's disease. During the year, for example, Cimzia™ successfully completed Phase III trials for rheumatoid arthritis and a Phase II trial for psoriasis.

In neurology, our successors to Keppra® also advanced well, completing Phase II trials. *Brivaracetam*, which is a more potent SV2 ligand than Keppra®, is especially interesting as its unprecedented efficacy, even in patients refractory to Keppra®, could make it the new gold standard for the treatment of epilepsy.

Our progress with CDP323 for the treatment of multiple sclerosis has been equally encouraging. In addition to successfully completing Phase I trials and rapidly planning Phase II, we have forged a new partnership with Biogen IDEC, a world leader in multiple sclerosis, to co-develop this small molecule.

Connecting with world-class players across the entire value chain is an important part of our next generation biopharma strategy: our goal is to build on our strengths and to partner with those who have greater strengths in complementary fields.

Our new commercial partnership with sanofi-aventis, is another example of this approach. It will co-promote with us Xyzal® in the USA, upon receiving FDA approval.

Similarly, we have teamed up with Amgen to co-develop *sclerostin* (CDP7851), a promising large molecule for osteoporosis that entered the clinic in 2006. This is yet another example of the advantage of connecting different sciences and disciplines in new ways, a concept that lies at the heart of our next generation biopharma vision. In this case, we have combined UCB's genomic research with Amgen's expertise in bone biology.

Using proprietary technology, we have also recently embarked on several long-term projects that have the potential to take UCB to a totally new level. One of these involves combining biology and chemistry in a unique way to target proteins that are currently 'undruggable'. It is estimated that around 90% of proteins fall into this category, which is one of the reasons why the pharmaceutical industry has struggled to make major breakthroughs. In addition to expanding the range of potential targets, UCB also has the technological and scientific ability to deliver therapies more accurately and efficiently to the targets via biological scaffolds, reducing unwanted side effects as well as production costs. Cimzia™ is the first and most advanced fruit of this technology.

Leaping forward with Schwarz Pharma

The acquisition of Schwarz Pharma will help us capitalise on these and other strengths. One of its major and most immediate advantages is that it brings three new products in advanced late-stage development, including two products that have a wide spectrum of indications in the therapeutic area of the central nervous system, complementing our long-standing expertise in this field. The indications include: Parkinson's disease (Neupro®, a unique transdermal patch, approved for marketing in Europe and filed for approval in the USA); restless legs syndrome (*rotigotine*); epilepsy (*lacosamide*); and diabetic neuropathic pain (*lacosamide*).

The third product, fesoterodine, is licensed to Pfizer for the treatment of the overactive bladder.

Together, UCB and Schwarz Pharma will become one of the world's top neurology companies, building on Keppra®'s success in this market. With Schwarz Pharma, UCB will also strengthen its US and EU operations and accelerate its development in Eastern Europe and China, where Schwarz Pharma is already well established. Moreover, UCB and Schwarz Pharma will together have a more productive sales, marketing and administrative infrastructure supported by employees, who share a similar culture of passion, pragmatism, integrity and a drive to deliver results. The acquisition will also propel UCB's revenue beyond €3 billion, allowing the combined entity to invest more than €800 million in R&D (around 25% of sales) and launch new products with a competitive share of voice, whilst generating synergies that will more than cover the financing costs and amortisation charges.

Future outlook

UCB has the key elements, including a rich pipeline and the requisite breadth and depth of science, to continue building a next generation biopharma leader, while addressing the challenges of changing its product portfolio. Our goal of achieving leadership as a next generation biopharma is a long-term objective that we expect to reach in three stages.

In the first stage, which will last for the next two to three years, we will focus on investing in new product launches, delivering R&D milestones and ensuring continuous quality improvement, while generating strong cash flow in all other areas of the business.

After this period, we expect to deliver strong double digit growth as our uniquely rich pipeline produces a steady stream of novel medicines. The third phase is of breakthrough, where our unique approach to science will unleash its full potential for the benefit of all our stakeholders, including the individuals and their families who are living with severe diseases, our shareholders and our employees.

In addition to the Schwarz Pharma integration, our priorities in 2007 include maximising Keppra®'s potential, reaching our R&D milestones and preparing for the launches of Cimzia™, Xyzal® in the US (together with sanofi-aventis), and Schwarz Pharma's Neupro® as well as delivering on our synergy targets.

In the meantime, we would like to thank our UCB colleagues for their achievements, hard work and unique ability to shape change. We thank the Board of Directors for their healthy challenge and support. We are grateful to all the patients and their caregivers who we regularly deal with for their encouragement and candid and inspirational feedback. And we thank our partners and investors for their trust and for sharing our enthusiasm in building a next generation biopharma leader.

Roch Doliveux
Chief Executive Officer

Georges Jacobs
Chairman of the Board



"One of the hardest things about Crohn's is how people judge you"

Ally is like millions of teenagers around the world. She likes hanging out with friends, going to the movies. Unfortunately, when her Crohn's disease flares up, it is not easy to live like an everyday teenager. She often feels too tired to go out and has to watch what she eats, cutting out favourites like popcorn and ice cream. "The toughest thing," she says, "is the way people judge me. People often think I have some sort of eating disorder."

Bringing the next generation biopharma to

life

On the following pages we discuss in more detail our next generation biopharma strategy and some of the steps we took in 2006 to advance it.

Connecting with

patients

One of the difficulties in addressing severe diseases, such as epilepsy and Crohn's disease, is that they tend to be 'closet diseases' – they are often socially stigmatised, making the individuals suffering from these conditions reluctant to share their experiences and insights into the full implications of these diseases.



UCB
Patients
Caregivers
Patients
Patient communities
Families
Healthcare professionals
Key opinion leaders
General practitioners
Specialist physicians

To overcome these problems, we are working closely with patients and their families to enlighten our employees, our partners and the broader healthcare community about the everyday realities of severe diseases. We are also enabling patients to connect with each other by helping them to forge communities, on-line and in 'real life' so that they can share experiences, plus feel free to discuss their conditions more openly and independently.

Initiatives like these, and others described below, are not only providing us with valuable insights into these diseases, but also helping to remove the associated stigma. We believe this will lead to a more open, fruitful exchange of ideas and solutions.

Creating communities of individuals suffering from Crohn's disease

We have created an on-line community for people with Crohn's disease via our website, crohnsandme.com. The site, which was promoted in the US via a national tour of sufferers of the disease, enables users to share and learn from the experiences of others with the disease. So far, it has attracted over 30,000 registered visitors.

Connecting epilepsy patients with healthcare professionals

To bring to life the everyday difficulties of living with epilepsy for doctors, scientists and other healthcare professionals, UCB has established a network of more than 60 epilepsy 'ambassadors' in the US and Europe.

Made up of individuals suffering from the disease as well as their carers, ambassadors talk to key healthcare professionals about the daily realities of their disease. During 2006, they addressed over 5,000 of these healthcare professionals. They also work with other people with epilepsy to empower them and help them deal positively with the disease.

Integrating patient groups into our clinical development programmes

UCB is involving patients and representative groups early in the development of new drugs to ensure that therapies address the associated, everyday problems of severe diseases, not just the scientific definition of these diseases.

Ensuring all our employees have first-hand insights into severe diseases

We regularly invite patients to discuss with our employees the physical and social impact of their diseases.

Getting personally involved in sponsorship programmes:

We encourage employees to take part in community programmes that they propose. So when some US employees suggested a three-day cycle event to raise funds for patients with Crohn's disease, they also agreed to ride the 210 mile course with the patients. Approaches like this connect us much more strongly with patients, fuelling our passion to liberate families living with severe diseases to enjoy normal, everyday life.

Connecting

science

By integrating biology and chemistry, we can gain much deeper insights into disease pathways, including the complex ways that cells interconnect chemically, as well as produce more potent, cost-effective biologics.


UCB
Science
Research partners
Biology

Our goal is to create a radically different generation of novel chemical entities, enabling millions more people to enjoy more effective, convenient therapies:

Below we describe some of the ways that we are already combining biology and chemistry to achieve this. Overleaf, we explain how we are attempting to unite these two disciplines to make a much bolder leap forward.

Unlocking the role of the SV2 protein in diseases beyond epilepsy:

Through our unique and patented expertise in targeting the SV2A protein, which has enabled us to develop our anti-epileptic Keppra®, as well as one of its successors, *brivaracetam*, we have established a large library of different, proprietary chemicals that target this protein. We are now using this chemical toolkit to unravel the biology of the entire SV2 family, and its role in other diseases, opening new opportunities to target severe diseases other than epilepsy.

Building 'biological scaffolds' to create more potent, tolerable antibody-based therapies.

As well as having therapeutic value in their own right, antibodies can be used as vehicles for delivering chemicals to targets, for example, to kill cancer cells.

The difficulty is that higher payloads of chemicals reduce the antibody's ability to bind to the protein, decreasing the therapy's effectiveness.

One solution that UCB is exploring is to use chemistry to create polymer scaffolds that can be attached to the antibody, enabling much higher payloads of chemicals to be delivered without reducing its binding capability.

Investigating the multiple value of chemical 'PEGs' for antibody fragments:

Using antibody fragments (also called nanobodies), as opposed to the entire antibody, is one way to enhance specificity and reduce the cost of biologics. But small fragments are rapidly cleared from the body. To overcome this problem, one can attach a chemical PEG (polyethelene glycol), ensuring the antibody stays longer in the body. This is what we did with Cimzia™ using our proprietary site-specific chemical link. Early research indicates that PEGylation might also increase the uptake of antibodies in inflamed tissue.

We are also connecting with scores of external partners, enabling us to capitalise on the very best science and technology around the globe.

UCB has over 30 antibody target, chemistry research and technology partners.

Connecting science

A2Hit™ A breakthrough combination of biology and chemistry

UCB has embarked on a potentially breakthrough project, A2Hit™, which is using antibodies to guide us to the exact site on a protein where a disease can be inhibited (antibody-to-Hit, A2Hit™) so that we can design a new generation of novel chemical entities.

Why are we doing this?

There are three main therapeutic and commercial reasons:

- **Traditional chemicals can only target or 'drug' an estimated 10% of proteins implicated in diseases. This is why there are still so many unmet medical needs.**

  Existing man-made chemicals do not target the remaining 90% of proteins, equivalent to around 27,000 proteins. To appreciate why as well as the way forward, it is important to understand the relationship between proteins and ligands.

- **Antibody-based drugs can deal highly effectively with all proteins, but they have limitations.**

  First, they are more expensive to produce than chemically-derived drugs, limiting the number of people who can benefit from them. Second, as they are relatively large molecules, they are currently less convenient and are typically administered by injection or infusion. Chemically-derived molecules, which are small enough to be absorbed in the stomach, can be taken orally. They also have shorter half-lives, making it easier to adjust doses.

- **By combining the best of both worlds – the efficacy of antibodies with the convenience and cost-effectiveness of chemicals – we can create an unimaginably large number of therapeutic possibilities.**

Imagine the Pacific Ocean represents the entire volume of potential chemicals. So far, the pharmaceutical industry has found 20 million therapeutically-active compounds. This equates to a minuscule drop of water from the ocean. Moreover, this has been achieved through random screening with some rational drug design to identify therapeutically-active chemicals.

The chances of finding the therapeutic value of the remaining ocean of potential chemicals randomly is infinitely small. This is one of the main reasons why the traditional chemical-based pharmaceutical companies are finding it so hard and so costly to make breakthroughs.

With A2Hit™, we have the opportunity to remove the element of chance and to manage the risk in discovery by using antibodies as guides. This could open up the entire ocean of therapeutically-active chemicals – an unbelievably large number with a therapeutic and commercial potential to match.

[illegible] ligands

[illegible]

[illegible]

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UCB's solution

Our approach is conceptually very simple. We will use antibodies to guide us to the site or 'lock' where the aberrant ligand binds with the protein and effectively take a 'plaster cast' of this site. Using computational chemistry and other advanced technologies, we will design a chemical 'key' that fits exactly into this space, preventing the ligand from docking.

Here is how we plan to do this in more detail:

- **Using UCB's SLAM (Selected Lymphocyte Antibody Method) to find the 'active site' on the protein where the aberrant ligand binds:**

  Our proprietary technology enables us to screen thousands of millions of antibodies against a protein to find the antibodies that bind in the aberrant ligand's 'lock' as well as other sites that influence the protein's behaviour, giving us a holistic view of the disease. In effect, the antibodies guide us to the active sites and validate the target proteins that play a role in disease. Moreover, UCB's SLAM identifies the antibodies that bind most strongly (the highest 'affinity') at these points, providing us with valuable information to design more effective, lower dose therapies.

- **Modelling the 3-dimensional structure of the active site with X-ray crystallography and nuclear magnetic resonance (NMR) spectroscopy:**

  First we use X-ray crystallography to obtain a static snapshot of the structure of the target (the 'lock'), a bit like a 'plaster cast'. This allows us to see the structure in much greater detail than even the most powerful electron microscope. It also enables us to pinpoint the key contact points where the chemical interactions between the antibody (or ligand) and protein occur. However, as proteins are constantly changing shape, for example when an antibody binds to them, we also use NMR spectroscopy to model the protein's dynamic structure in order to understand the potential parameters of the space.

- **Enlisting computational chemistry to identify a chemical that fits into the 3-dimensional structure:**

  Computational chemists take the 3-dimensional coordinates from the 'plaster cast' and generate a pharmacophore model. They then screen this against a 'virtual' library of compounds – chemicals that have not been made yet but which are conceptually possible to create – to find the compound that has the same structure or 'footprint' as the active site that we have modelled. Once this is identified, it is a relatively straightforward exercise to produce a chemical that faithfully mimics the coordinates of the pharmacophore model.

Connecting

people

In a knowledge- and ideas-based industry like ours, human capital is the lifeblood of success. To unlock the creative potential of our global team of over 8,400 employees, who operate in more than 40 countries and span over 75 different nationalities, we are creating a networked organisation.



UCB
People
Focus equals passion
Global knowledge sharing platform
Cross-functional teams

As well as providing the tools to achieve this, we are cultivating a non-hierarchical, 'silo-free' environment so that everyone feels free to share and cross-fertilise knowledge, expertise and ideas, while still adhering to the highest ethical and regulatory standards.

Novel electronic tools to connect individuals' knowledge and expertise, as well as to create greater internal transparency

During 2006, we launched an innovative intranet tool, UCB-People, that provides personalised profiles of employees, including insights into their knowledge, skills and objectives. This enables employees to identify colleagues around the globe with complementary expertise for particular projects. Our R&D team is also establishing virtual collaboration platforms, based on the active knowledge sharing principles of Wikipedia®, the free encyclopedia on-line.

Centres of Excellence so that researchers can explore and exchange new ideas

To give our research scientists the time, environment and resources to focus on our therapeutic priorities, we have created Centres of Excellence focusing on specific therapeutic areas. This frees them of bureaucracy and other constraints often associated with large organisations. These Centres cover: immunology and oncology (Slough, UK), inflammation (Cambridge, UK), and CNS disorders (Braine l'Alleud, Belgium).

Sharing global insights, knowledge and experiences in formal and informal networks:

Townhall meetings are held where managers from different functions and geographical regions present in a plenary setting to and discuss with employees, developments within their particular fields. Subjects can range from specific aspects of R&D or marketed products to the challenges of operating in emerging markets. We are also creating coffee corners, on-line chatrooms and other environments where employees from different functions can freely and informally meet and exchange experiences and ideas.


A few years ago Ying wouldn't have been able to see what she was buying.



The man's fur hat would have triggered a severe allergic reaction. Her eyes would have welled up with tears and she would have started sneezing. Dust and pollen had a similar effect, which dramatically limited her ability to enjoy a normal, everyday life. Now that she has taken Xyzal®, she can once again enjoy life's simple pleasures, including shopping in her local market.



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4.



5.



6.

1. Roch Doliveux
   Chief Executive Officer and Chairman
2. Melanie Lee
   Executive Vice President, Research and Development
3. Luc Missorten
   Executive Vice President and Chief Financial Officer
4. Jean-Pierre Pradier
   Executive Vice President, Human Resources
5. Bill Robinson
   Executive Vice President, Global Operations
6. Bob Trainor
   Executive Vice President and General Counsel
7. Detlef Thielgen
   Chief Executive Officer, Schwarz Pharma



7.

Executive Committee

Review

UCB's focus and determination to succeed, which is fuelled by our close connections with patients, played a vital role in the company's performance in 2006. Other key factors included:

- The creative capabilities of our R&D team:

  Our powerful and unique combination of biology and chemistry – few companies, to our knowledge, invest in research capabilities to integrate both disciplines – gives us a major edge and is delivering encouraging results. Few other biotech companies or mid-cap pharmas can claim to have such a rich pipeline, including two new molecules that entered clinical development during 2006 and eleven others in late research and pre-clinical stage.

- Solid product life-cycle management:

  This was reflected in the extraordinary number of new indications for Keppra® that were launched, approved or filed during 2006, as well as Zyrtec® success as a leading medicine in the US.

- A relentless commitment to improving quality and efficiency

  Our ability to meet the surge in demand for Keppra®, while lowering production costs and improving flexibility, is just one example.

- The efforts of all our 9 400-plus employees across the globe:

  We would like to thank them for the amazing effort they have put in over the year and for their ability to shape change.

Central Nervous System

Key competitive strengths

- The only company exploring and capitalising on the patented SV2 protein target.

  Our anti-epileptic Keppra® and its successors are based on UCB's unique, patented insights into the biological and pharmacological connections of the SV2A protein. Unlike traditional targets for epilepsy and other CNS diseases, this protein sits within the wall of neural cells, as opposed to on the outside (the traditional target), giving us unrivalled 'inside' information into the biological and chemical ways that these cells communicate and how to modulate their impact. We are now using our expertise in the SV2 family of proteins to de-code the full role of related proteins, SV2B and SV2C, in severe diseases. We also have expertise in G-protein coupling receptors (GPCR), which we approach in a novel way.

"UCB's leadership in epilepsy and clearly stated long-term commitment to this therapeutic field has helped us establish close, mutually productive relationships with patients, their carers and neurologists."

- Strong, direct links with patients, their carers and CNS specialist physicians, notably neurologists:

  UCB's leadership in epilepsy and clearly stated long-term commitment to this therapeutic field has helped us establish close, mutually productive relationships with patients, their carers and neurologists.

  Patient initiatives, such as our Canine Assistance Programmes, have underlined this commitment and helped us forge unusually close ties with patients and their carers, providing valuable insights into CNS diseases such as epilepsy.

Main developments in 2006

- Extended Keppra®'s market leadership in the US and approached leadership in Europe:

  This novel medicine for the treatment of epilepsy increased its market share in the US to 26% in value, aided by the launch of new indications. In Europe, it moved to market leadership with a market share of 25% in value. Keppra® now has over 1.5 million patient years of experience.

- Maximised the drug's commercial potential by broadening its spectrum of indications and geographical reach:

  An intravenous version of Keppra®, targeted at first-time patients treated in hospital emergency units, was launched in the US and Europe: patients tend to remain loyal to the first effective brand they use.

  The drug was also launched in the US and Europe, as an add-on therapy for Juvenile Myoclonic Epilepsy for patients aged 12 years and older (EU and US) and as a monotherapy (EU) for partial onset seizures in patients, 16 years and older. We also filed Keppra® in the US for the add-on treatment of primary generalised tonic-clonic seizures, which is already approved in the EU, plus made progress in developing an extended release once-daily formulation - Keppra® XR. In Asia, Keppra® was approved in China and Korea and is in its final stage of development in Japan.

- Developed new, more effective anti-epileptics to enhance our franchise beyond Keppra®'s patent expiry

  Our new breakthrough compound, *brivaracetam*, which appears to be more potent than Keppra®, progressed successfully.

  Due to enter Phase III trials in 2007, *brivaracetam* is expected to become the new standard to beat, since it responded unprecedentedly well in epilepsy patients refractory to Keppra®.



"Dominic's epilepsy has affected all of us totally. On a bad day, life stops."

Dominic would tell you this himself, but unfortunately he can't speak. On average, he has around 25 seizures a month.

"It is like looking after a baby in an eight year old's body," says his father, David. "My wife has had to give up work to look after him and even the simplest things like going out for the day have to be carefully planned."

Dominic's case is extreme. But it's a powerful reminder that the battle against epilepsy is far from over.

"With Schwarz Pharma, we will have one of the world's top neurology franchises."

- Established a new partnership with Biogen IDEC to co-develop CDP323 for multiple sclerosis:

  Biogen IDEC is a world leader in multiple sclerosis, providing us with valuable expertise for the development of our novel small molecule, CDP323, one of the few oral alpha-4 integrin antagonists. Biogen IDEC will make a significant contribution to the development costs and share commercialisation costs and profits equally in the future.

- Developed the commercial potential of therapies for other CNS severe diseases, such as attention deficit disorder and cataplexy:

  Sales of our attention deficit hyperactivity disorder therapy, which is marketed as Metadate™ CD in the US and Equasym™ XL elsewhere, grew by 35%. Xyrem® has been successfully launched in the EU for the treatment of cataplexy in adult patients with narcolepsy and which we license-in from Jazz Pharmaceuticals. A new licensing agreement for Xyrem® has doubled the number of countries in which we can market the drug, from 27 to 54. It has also given us the right to commercialise it for the treatment of fibromyalgia syndrome, if it is approved for this indication: Phase III trials are currently underway. In addition, our cognitive enhancer, Nootropil®, and tranquiliser, Atarax®, enjoyed strong growth in emerging markets, enabling these two mature products to sustain their topline performance.

Future advantages of Schwarz Pharma acquisition

- Widen and deepen our CNS portfolio, giving the opportunity to become one of the world's top neurology businesses and a top player in CNS by sales:

  Schwarz Pharma has two highly promising late-stage therapies in four important indications, supplementing our existing therapeutic areas and taking us into new growth markets, such as Parkinson's disease. These include: Neupro®, the first once-a-day, non-ergolinic dopamine agonist for Parkinson's, delivered via a novel transdermal patch; *rotigotine* (the same chemical entity as Neupro® patch) for restless legs syndrome; and *lacosamide* for epilepsy and diabetic neuropathic pain.

  All these products can be marketed to neurologists, optimising our sales force's productivity.

- Provide new mechanisms for targeting epilepsy and other severe diseases

  With *lacosamide*, for example, we will add slow activation sodium ion channels and modulation of CRMP-2 (collapsin-response mediator protein 2) to our arsenal of mechanisms to address epilepsy, as well as pain. There will also be an opportunity to benefit from Schwarz Pharma's development expertise which could also help us increase our success rate and accelerate our speed to market.

Key focuses for UCB and Schwarz Pharma in 2007

- Grow Keppra®'s sales and market share by optimising its full spectrum of indications;
- Continue to rapidly develop Keppra® XR and *brivaracetam*;
- Launch Neupro® for Parkinson's disease;
- File *lacosamide* in the US and Europe for the treatment of epilepsy and diabetic neuropathic pain;
- Ensure forthcoming launches of Xyrem® and Equasym™ XL realise their full commercial potential.

Inflammation

Key competitive strengths

- The ability to identify and tailor antibodies to a range of inflammatory conditions

  Using our SLAM technology, we can identify high affinity antibodies and select the antibody whose binding site and mechanism has the greatest effect on the target. This 'validates' the target, lowering the risk of sub-optimal results in clinical trials. Using chemistry, we can engineer the antibody (or fragment) to link and deliver specific chemicals for specific diseases.

- Strong 'integrin' chemistry:

  Integrins play a central role in preventing cells from exacerbating inflammation, but are normally difficult to control with small, chemical molecules. UCB has exceptional expertise in inhibiting integrins with novel chemicals. CDP323, an alpha-4 integrin inhibitor, currently in clinical evaluation for multiple sclerosis, is one example.

- A choice of large and small molecules

  This enables us to address targets in the most efficacious manner, plus gives us the flexibility to make trade-offs between efficacy and convenience.

Main developments in 2006

- Preparing for the launch of Cimzia™ for Crohn's disease:

  - Filing for marketing approval in the US and Europe:

    This was supported by clinical data, demonstrating the drug's efficacy and tolerability, as well as the fact that it is the only anti-TNF that does not kill cells. Study results were presented at ten major gastro-enterology congresses in the US and Europe.

  - Building a global sales and marketing team to support the product's launch:

    Cimzia™ is managed as a stand-alone business unit to insulate it from the potential distractions of UCB's other therapeutic advances. Supported by a full complement of multi-disciplinary functions, from R&D to finance, HR, sales and marketing, we rapidly developed a global team to maximise the product's full potential.

"CimziaTM, our first biologic, is just one example of what can be achieved by bringing together biology and chemistry. Its biggest potential resides in new indications such as rheumatoid arthritis and psoriasis."

- Connecting individuals suffering from Crohn's disease to create advocacy groups, as well as to raise awareness of the disease

  Examples included the creation of a novel website crohnsandme.com, which was 'toured' and publicised by sufferers of the disease, as well as touring triathlon teams in the US and Europe, plus sponsorship of a major pop concert by Pearl Jam. We also launched Crohn's college scholarships in the US, a first in this field.

- Progressed the development of CimziaTM for the treatment of rheumatoid arthritis and psoriasis

  Phase III trials for rheumatoid arthritis advanced successfully, while a Phase II trial for psoriasis, which affects 2% of the population (4 million in the US), produced very positive results.

- Continued to advance the development of anti-sclerostin antibody for bone disorders in partnership with Amgen

  Currently in Phase I trials, this high-affinity antibody has been shown to have the potential to increase bone formation and strength, as opposed to just arresting the deterioration of the bone.

- In-licensed *epratuzumab* to target B cells in a range of inflammatory diseases

  Currently in clinical evaluation for systematic lupus erythematosus, this antibody molecule has a unique mechanism that partially depletes B-cells.

  Licensed in from Immunomedics, UCB has the worldwide rights to develop, market and sell the molecule for all autoimmune disease indications.

Goals for 2007

- Gain marketing approval for CimziaTM for Crohn's disease;
- Prepare for the filing and launch of CimziaTM for rheumatoid arthritis.

Oncology

Key competitive strengths

- Validated technology for an oncology product

UCB has already validated its technology for delivering cytotoxic agents to tumours with Mylotarg®, an oncology product marketed by Wyeth, indicated for acute myeloid leukaemia and co-developed by UCB's Celltech Antibody Centre of Excellence and Wyeth.


Turnham Green
Church
27
TRANSDEV

"It feels like you have been run over and reduces you to the level of a child"

Alice Peterson, on the right, used to be one of Britain's most promising young tennis players, until she contracted rheumatoid arthritis, taking her life down a much more challenging road. "For nine years, the pain was so bad that I often wasn't able to walk, feed myself or even hold a phone to my ear to talk to my friends."

Now she is on an anti-TNF therapy. "The transformation has been amazing. It has given me my independence back: I can now walk, drive and work."

"Maintaining a performing and focused presence in Primary Care is a key element of our strategy"

The flexibility and technological advantages of a dual pipeline of large and small molecules:

With small chemical molecules, for example, it is possible to inhibit the signals that instruct cancerous cells to multiply or survive by targeting kinases, while large molecules give us the facility to deliver toxins in a highly targeted way, reducing side effects. Using biological scaffolds, which combine biology and chemistry, we can also deliver higher payloads of toxins via antibodies, the rationale for CMC544.

Main developments in 2006

Advanced CDP791 through Phase II trials for non-small-cell lung cancer:

This novel antibody is designed to interrupt the growth of blood vessels that feed tumours. In February 2007, UCB obtained global operating rights to Imclone Systems' intellectual property relating to vascular endothelial growth factor receptor-2 (VEGFR-2) for CDP791. The results of the first Phase II trials are expected in the second quarter of 2007.

Primary Care

Key competitive strengths

A focused and pragmatic Primary Care strategy:

UCB's selective presence in Primary Care is an important asset for three main reasons:

- In the short to medium term, it provides us with the financial resources to fund our pipeline of therapies for severe diseases and launch our new products.
- It also enables us to promote specialist products that require the support of primary care physicians. For example, in combination with Schwarz Pharma, to support *rotigotine* for the treatment of restless leg syndrome or *lacosamide* in neuropathic pain.
- In the long run, we believe that Primary Care physicians will play an increasingly important role as gatekeepers to the healthcare system as governments attempt to contain mounting costs. This will include assuming responsibility for taking care of patients with severe diseases for whom medicines were initially prescribed by specialists. There is a long history of downstreaming specialist products into Primary Care, such as therapies for neuropathic pain. We expect this to intensify, especially as technological advances improve drugs' tolerability.

Strong relationships with Primary Care physicians via our historic leadership in Allergy:

Our global leadership in allergy, spearheaded by our first blockbuster, Zyrtec®, now more than twenty years old, has enabled us to establish close relationships with selected general practitioners in all major markets, as well as many emerging markets such as for example Turkey or countries in the Commonwealth of Independent States (CIS).

A relatively small and cost-efficient sales team, spanning all the major markets:

At the end of 2006, UCB had 1,100 Primary Care sales representatives in Europe, 450 in the US, 200 in Japan and 650 in emerging markets. Despite its size, our Primary Care team's focused approach has produced solid results.

Main developments in 2006

The Allergy and Primary Care activities reached net sales of €1.4 billion, supported by a strong performance in emerging markets. Sales were driven by our Allergy franchise, notably Xyzal®. Net sales in emerging markets rose by 21%.

Extended and protected our US allergy leadership, plus moved closer to leadership in Europe:

Aided by a strong allergy season, global sales of our Allergy franchise grew by 2%. In Europe's five main markets, Xyzal® increased its market share to 13%, with a 9% rise in sales, bringing it to the leadership position in eleven European countries, while Zyrtec® increased its leadership in the US to 45%, supported by a 15% increase in sales thanks to combined efforts with Pfizer. Zyrtec® goes off patent in the US at the end of 2007. We filed for regulatory approval for Xyzal® in the US and formed an agreement with sanofi-aventis to co-promote the product in this country.

Made solid progress with our other Primary Care products

These mainly span the respiratory and inflammatory therapeutic fields. During the year, for example, Tussionex™, our 12-hour cough and cold medicine, grew its market share to 46% in the US.

Schwarz Pharma strengths

Has a broad portfolio of Primary Care products, providing the opportunity to increase our sales team's efficiency and productivity:

Schwarz Pharma's portfolio of Primary Care products generated sales of approximatively €1 billion in 2006. It will nearly double the number of products that each sales representative could market.

Strengthens and expands UCB's geographical reach, especially in emerging markets:

Schwarz Pharma has a strong presence in emerging markets such as China and Russia, as well as in the US and Germany. Its headquarters in Germany will become a Centre of Excellence for the Primary Care business, once they have been combined.

2006 Research & Development

pipeline

UCB

Phase I	Phase II	Phase III
sclerostin Bone Loss Disorders	Cimzia™ Psoriasis	Cimzia™ Rheumatoid Arthritis
CDP323 Multiple Sclerosis	***brivaracetam*** Epilepsy	*epratuzumab* Lupus
CMC544 Non-Hodgkin's Lymphoma	***seletracetam*** Epilepsy	**Keppra® XR** Epilepsy
	CDP791 Non-Small Cell Lung Cancer	**Xyrem®** Fibromyalgia
	efletirizine Allergy	

Schwarz Pharma

Phase I	Phase II	Phase III
	lacosamide • Epilepsy Monotherapy • Migraine Prophylaxis	***lacosamide*** • Epilepsy Add-on Therapy • Diabetic Neuropathic Pain
	***rotigotine* nasal spray** Acute Symptoms of PD	***rotigotine* patch** Restless Legs Syndrome
	***rotigotine* patch** Fibromyalgia	

Filed Launched

Cimzia™
Crohn's Disease

Keppra®
Epilepsy - PGTC*

Xyzal®
Allergy in USA

* *Primary Generalised Tonic-Clonic seizures*

***rotigotine* patch**
- Early Parkinson's Disease
- Advanced Parkinson's Disease

fesoterodine
Overactive Bladder

Inflammation CNS Other Oncology

Key R&D advances during the year included:

Filing of UCB's first biologic:

Cimzia™ was filed for Crohn's disease in the US in February 2006 and in the EU in April 2006. In Japan, Cimzia™'s clinical programme in Crohn's disease is ongoing. This large molecule continues to progress through its development for rheumatoid arthritis and psoriasis.

Extending Keppra®'s potential and preparing new enhanced anti-epileptics:

Keppra® gained approval in the US and Europe for an intravenous formulation and for Juvenile Myoclonic Epilepsy. It was also approved in Europe for monotherapy and for primary generalised tonic-clonic seizures. We also made progress with the development of an extended, once-daily formulation of the drug, Keppra® XR. In addition, our key follow-on therapy to Keppra® – *brivaracetam* – moved through our development pipeline. *Brivaracetam* will enter phase III clinical trials in 2007.

Progressing at least two new molecules into our development pipeline:

In addition to a rich clinical development pipeline, UCB has eleven molecules in late-stage research and pre-clinical development, including four large molecules and seven small molecules. In 2007 at least two new molecules are expected to enter our clinical development pipeline.

Partnering for strength:

UCB partners at all stages of the value chain. This not only enables us to tap into the best complementary expertise and resources that the world has to offer, but also to keep our internal infrastructure relatively light and nimble. In R&D we currently have over 30 significant partnerships spanning antibody and chemistry research and development, as well as specialist technology.

People

Our human diversity is one of our greatest strengths, enabling us to cross-fertilise different ideas and to understand the equally diverse needs of today's patients.

Embracing diversity:

With around 8,400 employees in 40 countries around the world, UCB has an unusually international and multi-cultural pool of human expertise and experience for a company of its size. We believe that this diversity – coupled with all other types of human diversity including race, gender, age, religious beliefs and sexual orientation – enriches our business and enables us take a more global and representative view of the challenges and opportunities that today's pharmaceutical industry faces. We are currently exploring ways to leverage this asset and ensure that everyone is valued for their abilities and performance.

Finding the right work-life balance:

To lighten the load at home, some of our locations offer 'butler' services, such as dry cleaning and car valeting. We are also piloting a 'work from home' scheme in Belgium, USA and UK.

Fostering a collaborative, learning environment:

'Coffee corners' and other initiatives have been introduced to encourage staff from different parts of the business to meet informally and share their knowledge and ideas. More formal meetings and presentations are also regularly held to keep staff abreast of the company's developments across the globe, including the challenges and opportunities that lie ahead.

Encouraging and recognising excellence:

A state-of-the-art, employee-driven performance management system has been introduced. This is based around three key components: energising the performances of individuals by setting clear objectives; encouraging staff development through continuous learning, including coaching and other techniques; and recognising individual contributions and achievements via a stronger emphasis on variable compensation and other incentives. At every stage, from setting objectives to formulating career and skill development plans, staff work closely with their line managers, discussing the options and co-developing the most suitable way forward: dialogue lies at the heart of our approach. In-house global leadership programmes have also been introduced, together with an annual global succession planning process driven by UCB's Executive Committee.

Employees by region 2006
Total 8,477
expatriates: 137

64% Europe
19% U.S.A.
4% Japan
13% Emerging markets



Employees by region 2005
Total 8,525
expatriates: 104

67% Europe
17% U.S.A.
5% Japan
11% Emerging markets



Employees by qualification 2006
Total 8,477

33% Management
40% Sales
17% Other employees
10% Workers



Employees by qualification 2005
Total 8,525

31% Management
37% Sales
19% Other employees
13% Workers



Employees by gender 2006
female 46% - male 54%

Employees by gender 2005
female 45% - male 55%

	2006	2005
Total personnel expenses (€ million) *including wages, salaries and social charges*	616	507
Average personnel cost per employee (€ thousand)	73	59

Corporate Social Responsability

CSR

UCB is investing heavily in patient programmes and other initiatives to help patients with a severe disease lead normal, everyday lives.

Empowering families living with severe diseases:

As well as offering a growing number of effective therapies, we support a broad spectrum of programmes to enable patients and their families to enjoy normal everyday lives. Many of these, such as our new [illegible]'s Scholarship Programme, have been mentioned in the previous pages. Other initiatives include funding for the Canine Assistance Programme, which trains dogs to look after people with severe epilepsy, and sponsorship of the HOPE (Helping Other People with Epilepsy) Mentoring Programme, co-developed with the Epilepsy Foundation in the US. So far the programme has reached nearly 100,000 people in the US.

Advancing scientific and professional knowledge:

During 2006, we sponsored the creation of a new academic chair in the Management of Inflammatory Bowel Disease at Belgium's prestigious Leuven University (Katholieke Universiteit Leuven). UCB also has a strong reputation for furthering the understanding of epilepsy and its causes. This includes supporting the UK National Centre for Young People with Epilepsy and the newly created UCB Award, developed under the auspices of the Queen Elisabeth Medical Foundation for Neuroscientific Research in Belgium.

Stimulating regional innovation networks:

We have teamed up with over 200 commercial, academic and public sector partners in the Wallonia region of Belgium to help establish the region as a world-class centre for biotechnology. Called BioWin, the four-year programme will encourage clusters of universities and businesses, large and small, to collaborate on international healthcare projects, underpinned by an open and entrepreneurial culture. Initiatives will also be launched to attract additional public and private sector funding.

Enhancing HS&E management via knowledge networks:

Our new intranet site has enabled us to share Health, Safety and Environment (HS&E) information, guidance and training tools more widely throughout the company. During the year, for example, we published an HS&E Management Information Report on our intranet and made it available to all employees. Publications like these help our locations deal with a range of HS&E issues, from risk management and the transport of dangerous goods to the investigation of incidents. Our HS&E professionals also share best practice and tools through regular web-based meetings.

HS&E Performance Indicators

Lost time accident frequency rate and severity rate
The number of accidents in 2006 (including traffic accidents) that resulted in a member of staff being away from work for at least one day was 6.4 for every million hours worked, with a severity rate of 0.2 (the number of days lost for every thousand hours worked). These figures included one fatal road traffic accident. There were no fatalities at any of our manufacturing or R&D sites.

Environmental indicators
Our environmental performance improved in 2006, as the indicators below demonstrate. We normalise our absolute environmental metrics against turnover to enable year-on-year comparisons.

	2006	2005
1. Energy consumption at manufacturing and R&D sites (electricity, gas, oil) *(normalised in gigajoules per € million)*	346	379
2. Water consumption at manufacturing and R&D sites *(normalised in cubic metres per € million)*	190	243
3. Waste generated at manufacturing and R&D sites *(normalised in tonnes per € million)*	4.9	6.8
4. Waste recovery rate at manufacturing and R&D sites *(% re-used, recycled or recovered)*	90	79



Our ultimate corporate and social responsibility is to make even greater strides in the battle against severe diseases.

Through regular meetings with our Epilepsy Ambassadors - individuals with this disease, as well as their carers - we are gaining much deeper insights into the everyday effects of these diseases. This is just one example of how we are connecting people and ideas to conquer severe diseases. Success in this field will always be a collective effort. And this is what UCB is about: connecting patients, science and people.

Directors and Auditors

Board of Directors

Georges Jacobs, Chairman
Evelyn du Monceau, Deputy Chair
Roch Doliveux, Executive Director
Prince Lorenz of Belgium, Director
Alan John Blinken, Director
Karel Boone, Director
Peter Fellner, Director
Guy Keutgen, Director
Gerhard N. Mayr, Director
Arnoud de Pret, Director
Bridget van Rijckevorsel, Director
Jean-Louis Vanherweghem, Director
Gaëtan van de Werve, Director

Michèle de Cannart d'Hamale, Secretary of the Board

Statutory Auditors

Emmanuèle Attout
Daniël Goossens

Honorary Directors

André Jaumotte, Honorary Chairman
Willy De Clercq, Honorary Chairman
Mark Eyskens, Honorary Chairman
Daniel Janssen, Honorary Deputy Chairman
Francis Cattoir
Michel Didisheim
Anne Janssen
Eric Janssen
Alain Jubert
Paul-Etienne Maes
Jean-Charles Velge

Honorary Chairmen of the Executive Committee

Georges Jacobs
Daniel Janssen
Paul-Etienne Maes

Corporate Governance Report

As a Belgian-headquartered company with a commitment to the highest standards of corporate governance, UCB's Board of Directors adopted the Charter of Corporate Governance in October 2005, as required by the Belgian Code on Corporate Governance. This Charter, which is available on our website (www.ucb-group.com), describes the main aspects of UCB's corporate governance, including its governance structure and the terms of reference of the Board of Directors, as well as those of its Committees and the Executive Committee. It is regularly updated.

In accordance with the Belgian Code, the following pages provide factual information about UCB's corporate governance. This includes changes to UCB's corporate governance together with relevant events that took place during the year 2006, such as changes in UCB's capital or shareholder structure, the appointment of new Directors, designation of Committee members and the annual remuneration received by each member of the Board and by the Executive Committee. It also includes explanations, where applicable, of any deviations from the Belgian Code.

1. Capital and Shares

a. Capital

As of 30 September 2006, the share capital of UCB S.A. amounted to 437,842,500 euro, divided into 145,947,500 shares. In view of the voluntary take-over offer (the Offer) launched by the company and its affiliate UCB SP GmbH to acquire all outstanding shares of common stock of Schwarz Pharma AG for a cash consideration of 50,00 euro and an additional consideration of 0.8735 new shares of common stock of UCB S.A. for one share of common stock of Schwarz Pharma AG, UCB S.A. held on 23 October 2006 an Extraordinary Shareholders' meeting to increase its existing nominal share capital by up to 129,100,311 euro and to issue up to 43,033,437 new shares (the New UCB Shares) to serve as stock components for the purpose of the Offer. The Extraordinary Shareholders' meeting approved the capital increase. The acceptances of the Offer during the first offer period have led to a first capital increase on 15 December 2006 to bring it to 544,538,304 euro represented by 181,512,768 shares. After the second Offer period, a second capital increase on 8 January 2007 brought the capital to 549,839,856 euro, divided into 183,279,952 ordinary shares with no nominal value. As a consequence of the exercise of warrants (see section 1.c), the capital of UCB has been increased again on 28 February 2007 by 243,900 euro, bringing the capital to 550,083,756 euro, represented by 183,361,252 shares.

b. Shares

Since 28 February 2007, the share capital of UCB is represented by 183,361,252 shares. Shares may be registered, dematerialised or bearer shares, at the request of the shareholder, in accordance with the law. Until they are fully paid up, shares are registered, and may only be transferred after prior agreement by the Board of Directors. Registered shares are recorded in a special register.

All UCB shares are admitted for listing and trading on Eurolist by Euronext Brussels.

According to the Belgian law of 14 December 2005, all bearer shares of UCB, registered on a custody account or an investment account will be, on 1 January 2008, automatically converted into dematerialised shares. As from 1 January 2008, all bearer shares deposited for registration on such custody or investment account will be automatically converted into dematerialised shares.

c. Warrants

In 1999 and 2000 respectively, UCB issued 145,200 and 236,700 subscription rights (warrants):

- The 145,200 warrants issued in 1999 each confer the right to subscribe to one ordinary share: following the annulment and exercise of part of these warrants 34,200 warrants may still be exercised up to 31 May 2009, and 54,700 warrants may be exercised up to 31 May 2012.
- The 236,700 warrants issued in 2000 each confer the right to subscribe to one ordinary share: following the annulment and exercise of part of these warrants 57,900 warrants may still be exercised up to 28 February 2010, and 68,600 warrants may be exercised up to 28 February 2013.

It follows from the above that, if all the rights attached to these warrants were exercised, UCB's capital would be 550,729,956 euro and the number of shares issued by UCB would be 183,576,652.

In 2006, 81,300 warrants were exercised. This led to a capital increase of 243,900 euro and the issuance of 81,300 new shares on 28 February 2007, bringing the capital to 550,083,756 euro, represented by 183,361,252 shares.

Defensive warrants were also issued following a decision by the General Meeting of Shareholders in 2003, excluding preferential rights. The loan of 600,000 euro represented by 30,000 loan stock units with a nominal value of 20 euro, each having 1,000 warrants attached, confers the right to the joint subscription of 30,000,000 ordinary shares. It was subscribed to by Financière d'Obourg S.A., the UCB reference shareholder whose name was changed to Financière de Tubize on 23 May 2005.

An ad hoc Committee was created at the same General Meeting of Shareholders, and the Meeting also appointed the members of this Committee. This Committee concerns itself with deciding, in pre-defined circumstances, on the implementation of this defensive measure, and with approving all transfers of such warrants. The holders of warrants enter into an agreement with UCB ensuring compliance with the conditions of issue and exercise of the warrants. The duration of the warrants and the agreements is 5 years.

The warrants may only be exercised if the ad hoc Committee decides that one of the pre-defined circumstances, associated with hostile takeover bids has been met:

- the launch of a takeover bid by a third party judged to be hostile by the UCB Board of Directors;
- the modification of UCB control due to transactions relating to UCB stock by one or more third parties, carried out either on or off the stock market, in isolation or in a concerted fashion;
- the threat of a takeover bid or, an operation involving modification of UCB control.

Shares arising from the exercise of these warrants will be issued with reference to the market price over a period prior to issue.

d. Treasury shares

On 31 December 2006, UCB S.A. did not hold any UCB shares.

UCB Fipar S.A., an affiliate indirectly controlled by UCB S.A., acquired 746,800 UCB shares in 2002, 372,904 UCB shares in 2003, 1,064,200 UCB shares in 2004, 370,000 UCB shares in 2005 and 950,000 UCB shares in 2006. As of 31 December 2006, UCB Fipar S.A. held a total of 3,186,360 UCB shares representing 1.76% of the total number of issued UCB shares.

The UCB shares were acquired by UCB Fipar S.A. in order to cover the exercise of stock options granted to employees of UCB holding management functions. For more information on UCB S.A.'s stock option plans (see p. 101).

2. Shareholders and shareholders structure

Following the successful voluntary Public Take Over Offer (combined cash and share Offer) by UCB and its affiliate UCB SP GmbH to the shareholders of Schwarz Pharma AG to acquire all outstanding shares of common stock of Schwarz Pharma, and which closed on 28 December 2006, some important modifications occurred in UCB's capital and structure of shareholding.

UCB's main shareholder (reference shareholder) is Financière de Tubize S.A., a company listed on Eurolist by Euronext Brussels.

Financière de Tubize S.A. has made transparency declarations in compliance with the law of 2 March 1989 relating to the publication of significant shareholdings in listed companies, the latest subsequent declarations dated 9 February 2007.

Schwarz Vermögensverwaltung GmbH & Co KG which had declared on 20 December 2006 holding 23,774,936 shares or 13.10% of UCB share capital, has made a subsequent transparency declaration on 9 February 2007 after having sold 13,889,318 shares or 7.7% of UCB share capital to long-term investors.

Financière de Tubize S.A. in compliance with the law of 2 March1989 relating to the publication of significant shareholdings in listed companies has declared acting in concert, for the purpose of the transparency legislation, as a consequence of having entered into a separate shareholders agreement with each of the shareholders mentioned in the table hereunder. Financière de Tubize S.A. together with these shareholders presently hold together 45.94% of UCB share capital.

Description of the policy behind this acquisition:

"These acquisitions are in keeping with the policy pursued by Financière de Tubize, reference shareholder of UCB, which is to increase progressively its de facto exclusive control of UCB. In accordance with the law of 2 March 1989, Financière de Tubize acts in concert with the other declarants, notably (i) Schwarz Vermögensverwaltung (ii) KBC Bank, (iii) Banque Degroof and Levimmo, (iv) Compar Finance and (v) Patrinvest with which Financière de Tubize has signed separate shareholders agreements containing lock-up and preemptive rights provisions under certain conditions and limitations."

Around 52% of Financière de Tubize S.A. is held by the Janssen family.

In accordance with the transparency declarations
made in compliance with the law of 2 March 1989, UCB's shareholders are:

UCB Controlling and Important Shareholders as of 28 February 2007

	Current	Fully diluted	Date of latest declaration in compliance with the law of March 2, 1989
Capital €	**550,083,756**	**550,729,956**	
Shares	**183,361,252**	**183,576,652**	
1 Financière de Tubize SA (Tubize)	66,370,000	66,370,000	February 16, 2007
% total	36.20	36.15	
2 Schwarz Vermögensverwaltung GmbH	9,885,618	9,885,618	February 16, 2007
% total	5.39	5.39	
3 KBC Bank NV	2,289,318	2,289,318	February 16, 2007
% total	1.25	1.25	
4 Banque Degroof SA	669,230	669,230	February 16, 2007
% total	0.36	0.36	
5 Levimo SA	1,230,770	1,230,770	February 16, 2007
% total	0.67	0.67	
6 Compar Finance SA	1,900,000	1,900,000	February 27, 2007
% total	1.04	1.03	
7 Patrinvest S.C.A.	1,900,000	1,900,000	February 16, 2007
% total	1.04	1.03	
Tubize + concert : 2,3,4,5,6 and 7	84,244,936	84,244,936	February 16, 2007
% total	45.94	45.89	
8 Eupac (EuroPacific Fund)	9,149,466	9,149,466	January 17, 2007
% total	4.99	4.98	

The remaining UCB shares are held by the public.

3. Board of Directors and Board Committees

a. Board of Directors

Composition of the Board of Directors and Independent Directors

From 1 January until 13 June 2006, the composition of the Board of Directors was as follows:

Georges Jacobs, Chairman
Daniel Janssen, Vice-Chairman
Roch Doliveux, Executive Director
Prince Lorenz of Belgium
Alan Blinken
Karel Boone
Peter Fellner
Guy Keutgen
Gerhard Mayr
Arnoud de Pret
Evelyn du Monceau
Bridget van Rijckevorsel
Jean-Louis Vanherweghem

At the Shareholders' Meeting, on 13 June 2006, the terms of office of Daniel Janssen, Vice-Chairman of the Board, a representative of the main shareholder and a Non-Independent Director, who had reached the age limit, came to an end. The Board decided to appoint Evelyn du Monceau to replace Daniel Janssen as Vice-Chair of the Board as from 13 June 2006.

One new Non-Executive Director was appointed at the Shareholders' Meeting held on 13 June 2006:

Gaëtan van de Werve
Gaëtan van de Werve holds a doctorate in law from KUL and also gained an MBA from Vlerick Management School (RUG) in 1972.
He joined Petrofina S.A. in 1973, where he held various management responsibilities in the areas of supply, sales and marketing. He was the managing director of Sigma Paints (Thailand) from 1983 to 1985. In 1992, he joined the European Petroleum Industry Association (EUROPIA) as executive officer responsible for the environment, tax and legal affairs. In 1996, he joined the Belgian Oil Industry Association as Secretary General. Gaëtan van de Werve is not a board member of any other listed company.

Evelyn du Monceau, Arnoud de Pret and Bridget van Rijckevorsel are representatives of the main UCB shareholder and, as such, are not eligible to be Independent Directors. This is also the case for Gaëtan van de Werve who substituted for Daniel Janssen after the 2006 General Meeting of Shareholders as a representative of the main UCB shareholder.

Since Georges Jacobs was performing executive functions at UCB until 31 December 2004, he does not meet the independence criteria either. Roch Doliveux is an Executive Director, and is therefore not an Independent Director. Peter Fellner has been Adviser to the Chairman of the UCB Executive Committee since 1 January 2005, and was an Executive Director of Celltech Group PLC until April 2003, which became part of UCB in July 2004. He does not meet the independence criteria for these two reasons.

Guy Keutgen has been a Non-Executive Director of UCB since 1990, and his term has been renewed more than three times. Although he satisfies the independence criteria stipulated in law and by the Board of Directors, he does not meet the independence criteria generally provided for by the Belgian Code on Corporate Governance, due to the number of times his term has been extended. Nevertheless, as permitted, the Board of Directors considers that his long experience as a member of the UCB Board of Directors is not of such a nature as to affect his independence as a Director.

Prince Lorenz of Belgium, Alan Blinken, Karel Boone, Jean-Louis Vanherweghem and Gerhard Mayr meet all the independence criteria stipulated by law, the Board of Directors and the Belgian Code on Corporate Governance.

The present composition of the Board of Directors is as follows:

	End of term of office	Independent Directors
Georges Jacobs, Chairman	2008	
Evelyn du Monceau, Vice Chair	2008	
Roch Doliveux, Executive Director	2007	
Prince Lorenz of Belgium	2007	x
Alan Blinken	2009	x
Karel Boone	2009	x
Peter Fellner	2008	
Guy Keutgen	2008	x
Gerhard Mayr	2008	x
Arnoud de Pret	2008	
Bridget van Rijckevorsel	2008	
Jean-Louis Vanherweghem	2008	x
Gaëtan van de Werve	2009	

The mandates of Roch Doliveux and Prince Lorenz of Belgium will expire at the General Meeting of Shareholders of 26 April 2007. These mandates will be submitted for renewal at this General Meeting.

At this meeting, the Board of Directors, as advised by the Remuneration and Nomination Committee, will recommend the appointment of Patrick Schwarz-Schütte as an additional Board member.

Patrick Schwarz-Schütte was Chairman of the Management Board of Schwarz Pharma AG until the end of 2006 and consequently will not qualify as an Independent Director.

The curricula vitae of the Directors and directorship candidate can be found on the UCB website.

The Board of Directors' Secretary is Michèle de Cannart, Vice President & General Secretary.

Functioning of the Board of Directors

In 2006, the Board of Directors met eight times, with an attendance rate of 100%.

During 2006, the Board of Directors' main areas of discussion and decision were: UCB's strategy, the reports of the Audit Committee and of the Remuneration and Nomination Committee, UCB's organisation and appointments reserved to the Board, the remuneration policies, the management and financial reporting, R&D, investment programmes and business development proposals of which a major expansion through an acquisition by public tender offer, the acquisition financing, license agreements, divestments of non-core activities, reports and resolution proposals to the shareholders as published in the invitations to the shareholders meetings in compliance with the law.

There were no transactions or contractual relationships between UCB, including its related companies, and a member of the Board of Directors, that could create a conflict of interest not covered by the legal provisions on conflicts of interests.

During 2005 and 2006, the Board of Directors ran an induction programme for its existing and new Directors. This covered the various areas of expertise required in a biopharmaceutical company, notably: research and development, commercial matters, management of intellectual property, acquisitions, production, finance, information processing, risk management, and finally, management and governance issues.

Board of Directors: assessment

At the beginning of 2006, the Board of Directors initiated – as in 2003 – an assessment of its contribution to the long-term success of the business. This sets out its strategic mission and aims to optimise the composition and operation of the Board of Directors and its Committees, as well as its interaction with the CEO and the Executive Committee. It was conducted by the Chairman of the Board of Directors and the Chairman of the Remuneration and Nomination Committee (see Charter on Corporate Governance, 3.5, for further information on the process).

The Non-Executive Directors did not organise any meetings in 2006 in the absence of the CEO, who is the only Executive Director. An assessment of their interaction with the Executive Management was made in 2006 on the occasion of the Board of Directors self-assessment.

b. Board Committees

Audit Committee

Composition of the Audit Committee:

The present composition of the Audit Committee is as follows:

	End of term of office	Independent Directors
Arnoud de Pret, Chairman	2008	
Alan Blinken	2009	x
Guy Keutgen	2008	x

(see also Charter on Corporate Governance, 4.2.2.)

The Audit Committee met three times in 2006 with an attendance rate of 100%. Part of the meetings were held in the presence of the external auditors. The Audit Committee meetings were attended by Luc Missorten, Executive Vice President Finance, Hilde Sonck, Vice President Reporting and Consolidation and Michèle de Cannart, Vice President and General Secretary who acted as Secretary. Two meetings were attended by Bob Trainor, Executive Vice President & General Counsel and also Chairman of the Group's Risk Management Committee, two meetings were attended by André Khairallah, Vice President Operational Audit and one by Guy Van den Dorpe, Vice President and Treasurer.

Remuneration and Nomination Committee

Composition of the Remuneration and Nomination Committee:

Until the Shareholders' Meeting on 13 June 2006, the composition of the Remuneration and Nomination Committee was as follows:

Daniel Janssen, Chairman
Evelyn du Monceau
Karel Boone
Gerhard Mayr

The Board decided to appoint Evelyn du Monceau to replace Daniel Janssen as Chairman of the Remuneration and Nomination Committee and appointed one new member, Gaëtan van de Werve, as from 13 June 2006.

The present composition of the Remuneration and Nomination Committee is as follows:

	End of term of office	Independent Directors
Evelyn du Monceau, Chair	2008	
Karel Boone	2009	x
Gerhard Mayr	2008	x
Gaëtan van de Werve	2009	

(see also Charter on Corporate Governance, 4.3.2.)

The Remuneration and Nomination Committee met three times in 2006 with an attendance rate of 100%.

The Committee was also attended by Roch Doliveux, Chairman of the Executive Committee, except when discussing issues relating to himself and by Jean-Pierre Pradier, Executive Vice President Human Resources, who acts as Secretary.

An induction programme was provided for the existing and new Committee members in January 2006, giving them extensive information about the Committee's role and duties as well as UCB's remuneration policies.

Remuneration of the Directors
and of the Members of the Board Committees

The annual emoluments of the Directors, fixed by the Shareholders' Meeting in 2005, are 39,000 euro, while the annual emoluments of the Chairman of the Board were 78,000 euro. In addition, the Directors are entitled to attendance fees of 1,000 euro per meeting and 2,000 euro per meeting for the Chairman of the Board of Directors.

The annual additional remuneration of the members of the Board Committees amount to 5,000 euro and that of the Chairman of the Board Committees at 10,000 euro.

These emoluments, approved by the shareholders in 2005, were based on two benchmarks: the fixed and variable remuneration of Directors of listed Belgian companies as well as the remuneration paid by European biopharmaceutical companies.

Some Non-Executive directors are Non-Executive directors of other companies in the UCB Group for which they may be entitled to compensation, remuneration or director's fees. In 2006, Alan Blinken was granted 30,000 US dollar as compensation for his mandate as a Non-Executive Director of UCB Holdings Inc., an American subsidiary of UCB.

In application of these rules, the total remuneration of Directors and Board Committee members for 2006 in UCB was as follows:

	Remuneration (€)
Georges Jacobs, Chairman	94 000
Evelyn du Monceau, Vice Chair	54 500
Daniel Janssen	28 500
Roch Doliveux, Executive Director (*)	47 000
Prince Lorenz of Belgium	47 000
Alan Blinken	76 154
Karel Boone	52 000
Peter Fellner	47 000
Guy Keutgen	52 000
Gerhard Mayr	52 000
Arnoud de Pret	57 000
Bridget van Rijckevorsel	47 000
Jean-Louis Vanherweghem	47 000
Gaëtan van de Werve	26 000

(*) The details of the remuneration of the Executive function of Roch Doliveux are highlighted in section 3b and 3c.

c. Executive Committee

Composition of the Executive Committee

Until 31 December 2006 the composition of the Executive Committee was as follows:

Roch Doliveux,
CEO and Chairman of the Executive Committee
Melanie Lee,
Executive Vice President R&D
Jean-Pierre Pradier,
Executive Vice President Human Resources
Luc Missorten,
Executive Vice President Finance
William Robinson,
Executive Vice President Global Operations
Robert Trainor,
Executive Vice President General Counsel

Only the Chairman is a member of the Board of Directors.

By decision of the Board of Directors, Detlef Thielgen, Schwarz Pharma CEO, was appointed as a new member of the Executive Committee on 1 January 2007.

Detlef Thielgen

Appointed Chairman of the Executive Board of Schwarz Pharma AG in January 2007. Previously CFO of Schwarz Pharma AG, Managing Director of Schwarz Pharma Operations covering the worldwide manufacturing and supply chain functions and Vice President Finance & Administration/CFO at Schwarz Pharma Inc/USA.

Functioning of the Executive Committee.

Except in July and August, the Executive Committee has met twice a month in 2006.

There were no transactions or contractual relationships in 2006 between UCB, including its related companies, and a member of the Executive Committee that could create a conflict of interest.

Remuneration of the members of the Executive Committee:

The remuneration policy for the members of the Executive Committee is extensively described in UCB's Charter of Corporate Governance under 5.4.1 available on UCB's website.

a. In addition to his Director's fees as a Board member of UCB S.A., the remuneration and other benefits granted directly or indirectly to the Chairman of the Executive Committee by UCB or any other of its affiliates in 2006 amount to:
  - Base salary: 1,010,000 euro
  - Short-term incentive (bonus):
    • Bonus to be paid in 2007 and relating to the financial year 2006: 785,198 euro
  - Long-term incentive (number of UCB shares and options): see section 3.c below.
  - Other components of the remuneration, such as the cost of pension, insurance coverage, monetary value of other fringe benefits, with an explanation and if appropriate, the amounts of the main components: Total amount: 1,371,720 euro of which:
    • retirement benefit (based on service cost): 1,249,658 euro

b. The remuneration and other benefits granted directly or indirectly on a global basis to all the other members of the Executive Committee by the Company or any other affiliate belonging to the Group amount to:

  - Base salaries: 2,002,509 euro
  - Short-term incentive (bonus):
    • Bonuses to be paid in 2007 and relating to financial year 2006: 1,498,219 euro
  - Other components of the remuneration, such as the cost of pension, insurance coverage, monetary value of other fringe benefits, with an explanation and if appropriate, the amounts of the main components: Total amount: 1,704,026 euro of which:
    • retirement benefit (based on service cost): 1,342,550 euro

c. Stock options and stock awards granted in 2006

	Stock options*	Stock awards**
Roch Doliveux	45 000	15 000
Melanie Lee	15 000	5 000
Jean-Pierre Pradier	15 000	5 000
Luc Missorten	15 000	5 000
Bill Robinson	15 000	5 000
Bob Trainor	15 000	5 000

(*) number of rights to acquire one UCB share at a price of 40.14 euro (40.57 euro for Bob Trainor) between 1 April 2009 and 31 March 2016 (between 1 January 2010 and 31 March 2016 for Roch Doliveux, Jean-Pierre Pradier, Luc Missorten and Bill Robinson).
(**) number of UCB shares to be delivered for free after a vesting period of three years if still employed by UCB.

The General Shareholders Meeting on 13 June 2006 approved the stock awards scheme under which the stock awards were granted.

d. The main contractual terms on hiring and termination arrangements for the Chief Executive Officer:

  - The service contract for the CEO provides that in case of termination, he will be eligible to a lump sum equal to 24 months of actual base compensation plus the actual average variable compensation relating to the three previous years. In case of termination due to «change of control», the lump sum will be equal to 36 months.

  To complement his basic pension plan, the CEO benefits from a pension promise which grows in line with his base compensation.

  There is no specific agreement for the other members of the Executive Committee except in case of termination. They will be eligible to a lump sum equal to a minimum of 12 months of actual base compensation.

4. Private investment transactions and trading in Company's shares

In compliance with Directive 2003/6/EC on insider dealing and market manipulation, the Board of Directors has approved a Code on Private Investment Transactions to prevent insider trading offences and market abuse, particularly during the periods preceding the publication of results or information which is liable to considerably influence UCB's share price or the share price of the company targeted by a planned operation.

The Code on Private Investment Transactions establishes rules for all employees (Directors, Executive management and other employees) prohibiting dealing in the Company's shares or other financial instruments of the Company for a designated period preceding the announcement of its financial results (closed periods). It also establishes rules to set limitations in transactions by certain employees (Key employees). It further prohibits trading in UCB shares during 'special closed periods' for certain employees who are, or will soon be in possession of insider information.

The Board has designated Michèle de Cannart, Vice President & General Secretary, as Compliance Officer whose duties and responsibilities are defined in the Code. The Code establishes the list of Key employees, who have to inform the Compliance Officer as from 1 January 2006 of the transactions on UCB shares they intend to make for their own account.

The Code is fully in compliance with Directive 2003/6/EC on Insider Dealing and Market Manipulation and Belgian Royal Decree of 24 August 2005 in the same field.

The Code is posted on UCB website: http://www.ucb-group.com.

5. External Audit

The Auditors ('College of Commissaires') for the UCB Group and UCB S.A. Are Daniel Goossens and Emmanuèle Attout. They are appointed for three years by the General Meeting of Shareholders, which sets their emoluments in accordance with the law, and their terms may be renewed. The mandate of Emmanuèle Attout, first appointed in 2003, has been renewed and will expire in 2009. Daniel Goossens' term was renewed in 2006 to align the terms of office of both auditors, and will thus also expire in 2009.

For UCB, neither the Auditors, nor the companies with which they are associated, carry out any activities other than external auditing.

The 2006 fees paid by UCB to its Auditors amounted to:

(€)	Audit	Audit related	Other	Total
D. Goossens	90 000	30 690	7 400	128 090
E. Attout	90 000	33 700	129 000	252 700
PricewaterhouseCoopers	93 234	-	61 427	154 661
Total	273 234	64 390	197 827	535 451

APPLICATION OF ARTICLE 523 OF THE COMPANY CODE

UCB S.A.
60 Allée de la Recherche
B-1070 Brussels
Company Register 0403 053 608

EXCERPT FROM THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON 13 MARCH 2006

In Attendance:

Georges Jacobs, Chairman
Daniel Janssen, Vice-Chairman
Roch Doliveux, Director
Prince Lorenz of Belgium, Director
Alan Blinken, Director
Karel Boone, Director
Peter Fellner, Director
Evelyn du Monceau, Director
Guy Keutgen, Director
Gerhard Mayr, Director
Arnoud de Pret, Director
Bridget van Rijckevorsel, Director
Jean-Louis Vanherweghem, Director

In Attendance:

Michèle de Cannart d'Hamale, General Secretary

(...)

Prior to any discussion or decision by the Board of Directors concerning the following items on the agenda:

- *Long term incentive programme: stock options and stock awards*

Roch Doliveux, Director, has stated that he has a direct financial interest in the implementation of the said decisions. In accordance with Art. 523 of the Company Code, this director has withdrawn from the meeting in order not to attend the discussion by the Board of Directors concerning these issues, nor to participate in the vote.

* * *

The Board of Directors established that Art. 523 of the Company Code was applicable to these operations.

Therefore, in accordance with the provisions of this article, and in view of the publication in the management report as stipulated in Art. 96 section 7 of the Company Code, the Board decided and approved the following:

1. Stock options plan 2006

a. Justification and financial consequences

The present operation is designed, as in the past, to promote shareholding by some 700 executives grade 6 and above of the UCB Group within their company, and to financially encourage them by continuing to further involve them in the success of the company and to make them aware of the value of UCB shares on the markets, whilst adhering to the rules governing insider information.

It would be unjustifiable to exclude the Director, who is a member of the Executive Committee of the company, from these 700 executives grade 6 and above of the Group for whom the issue is intended.

The limited financial consequences of the operation for the company, which basically consist in the difference which might exist between the purchase price of own shares by the company and the price of resale of these same shares to the employees concerned when exercising the options in accordance with the conditions stipulated in the plan rules, to be increased, if applicable, by the difference between this exercise price and the market value of the UCB shares at exercise.

b. Distribution:

The Board approved the recommendations of the Remuneration and Nomination Committee concerning the rules of the option allocation on the basis of job category and level of responsibility. Thus a number of 1,450,000 options shall be allocated to some 700 executives grade 6 and above of the UCB Group.

c. Setting the exercise price

The exercise price of these options will be the lowest of the two following amounts:

- the average of the closing price over the 30 calendar days preceding the offer (from 2-31 March 2006)
- or the closing price of the day preceding the offer (31 March 2006).

d. Vesting

In order to align with markets outside Belgium and foster a global culture by internationalising our Stock Option plan, the Board decided to modify the plan rules, from the 2006 Stock Option grant onwards: the Stock Option Plan will have a vesting period of 3 years as of the date of grant except for countries where this is not allowed (or less favourable). As a consequence, the vesting for the beneficiaries residing in Belgium will remain "as was" (i.e. From the 1st of January of the fourth calendar year following the year of the grant).

e. Documentation

The Board approved the documentation to be issued to the beneficiaries of the offer, specifically the reasons and the terms of the offer as well as the information regarding the number and the nature of the securities offered to them.

2. UCB stock award plan 2006

a. Justification and financial consequences:

The present operation, reserved to the Leadership Team of UCB, and proposed by the Remuneration and Nomination Committee, is designed to promote shareholding among this category of personnel of the UCB group within their company, and to financially encourage them by continuing to further involve them in the success of the company and to make them aware of the value of UCB shares on the markets, whilst adhering to the rules governing insider information. As this is in line with the remuneration policy for this employees and is intended to provide a long term incentive, this free share grant is linked to the condition that the employees remains employed within UCB for at least three years after grant date.

It would be unjustifiable to exclude the Director, who is a member of the Executive Committee of the company, from the about 40 Senior Executives of UCB for whom the share award is intended.

The financial consequences of the operation for the company basically consist in covering, and this by one or several companies of UCB, the obligations which result from these awards of free UCB shares, i.e. The purchase price and the cost of financing these shares, minus, if applicable, the dividends paid out during the period during which they are held.

b. Distribution

The Board approved the recommendations of the Remuneration and Nomination Committee concerning the rules of the free share grant on the basis of job category and level of responsibility. Thus a number of 110,000 shares shall be allocated to about 40 Senior Executives or so within UCB; an additional 50,000 shares may be allocated during the year to beneficiaries for exceptional circumstances by decision of the Executive Committee.

c. Documentation

The Board approved the documentation to be issued to the beneficiaries of the offer, specifically the reasons and the terms of the offer, as well as the information regarding the number and the nature of the securities offered to them and the conditions of the offer.

Delegating powers

The Board decided to delegate all powers to the Chairman of the Executive Committee of UCB, currently Roch Doliveux, and to the General Secretary of UCB, currently Michèle de Cannart d'Hamale, acting individually with the right to delegate, in order to ensure the execution of the decisions taken and specifically to finalize the rules and regulations of the issues, the documentation for the beneficiaries and the exercise procedure.

(...)

Financially Connected
Table of contents

UCB Group

UCB S.A.

Management Report of the Board of Directors

1. Business performance review[1]

UCB is pleased to report on its performance for the year ended 31 December 2006 in accordance with the International Financial Reporting Standards. UCB continued to build a global biopharmaceutical leader focused on targeted specialist areas by divesting further its non-core activities and by the acquisition of a majority stake in German-based pharmaceutical company Schwarz Pharma.

Highlights:

- Revenue increased by 8% (or +9% at constant exchange rates) to 2 523 million euro (2005: 2 341 million euro), driven by strong net sales and substantial royalty income contribution. Excluding the impact of divested products, revenue would have increased 11% (or +12% at constant exchange rates).
- Net sales increased by 7% (or +8% at constant exchange rates) to 2 188 million euro (2005: 2 043 million euro), primarily driven by UCB's core products: Keppra®, Zyrtec® and Xyzal®.
- Strong Keppra® performance, with net sales increasing by 36% (+37% at constant exchange rates) to 761 million euro, strengthening market leadership in the U.S.A. and expected to further benefit from a positive momentum thanks to rich flow of new epilepsy indication approvals.
- Solid allergy net sales of 704 million euro up by 2% (or +4% at constant exchange rates) with Zyrtec® continuing to grow in the U.S.A., and steady performance of Xyzal® more than compensating for Zyrtec® decline in Europe.
- Continued substantial investments in R&D of 615 million euro, up 21%, focused primarily on various indications of Cimzia™, the Keppra® successors and oncology.
- Recurring EBITA of 511 million euro, including a 24 million euro upfront fee from Biogen IDEC for CDP323, increasing 8% (or +9% at constant exchange rates) from 475 million euro in 2005.
- Recurring EBIT of 475 million euro increasing 9% (or +10% at constant exchange rates) from 437 million euro in 2005.
- Profit from continuing operations increased by 36% to 367 million euro, including 90 million euro after tax capital gains realised on the sale of non-core business (Bioproducts) and products (Delsym™, Corifeo® rights, Gastrocrom®), 30 million euro after tax other non-recurring charges and 11 million euro after tax one-off acquisition-related financial expenses.
- On a like-for-like basis (excluding divested activities in Bioproducts, Delsym™, Corifeo® rights and Gastrocrom®), both net sales and revenue in 2006 would have increased by 11% (or +12% at constant exchange rates) and recurring EBIT would have been higher by 18% (or +20% at constant exchange rates).
- On a like-for-like basis and stripping the after tax impact of non-recurring items, the Biogen IDEC upfront fee and one-off acquisition related financial expenses, 2006 profit from continuing operations would have increased by 13% (or +14% at constant exchange rates) from 261 million euro in 2005 to 295 million euro.

[1] *Due to roundings, some financial data may appear not to add-up in the tables included in this Management Report of the Board of Directors.*

1.1 Changes in the scope of consolidation

UCB pursued its transformation towards becoming a biopharmaceutical leader by announcing on 25 September its intention to launch an offer and by launching on 10 November 2006 a public tender offer on all the outstanding shares of Schwarz Pharma. At the closing of the exchange offer period on 28 December 2006, UCB possessed 86.8% of all outstanding Schwarz Pharma shares on a diluted basis. UCB has therefore consolidated the balance sheet of the Schwarz Pharma Group as at 31 December 2006. The results of the Schwarz Pharma group of companies will be fully consolidated as from 1 January 2007 onwards.

In parallel UCB continued the streamlining of its portfolio by divesting non-core activities or products such as Bioproducts, Delsym™, Corifeo® rights or Gastrocrom®. To enable a better comparison, some of the numbers in this Management Report will be presented excluding divested products.

As a result of the divestment of the remaining activities in Surface Specialties in February 2005, UCB reports on their financial performance as part of the profit from discontinued operations for both financial years 2005 and 2006.

1.2 Other 2006 key events

There have been a number of key events that have affected or will affect UCB financially.

Agreements

- **US *levocetirizine* (Xyzal®) agreement with Sepracor:** In February 2006, UCB and Sepracor Inc. Entered into a licensing agreement relating to the antihistamine *levocetirizine*. Under this agreement, Sepracor has exclusively licensed to UCB all of Sepracor's patents and patent applications in the U.S.A. Regarding *levocetirizine*, and royalties will be payable to Sepracor on U.S. Sales of *levocetirizine* products.

- **Xyzal® agreement with sanofi-aventis in U.S.A.:** In September 2006, UCB and sanofi-aventis entered into an agreement to co-promote in the U.S.A. The prescription antihistamine medicine, Xyzal® (*levocetirizine* dihydrochloride). Under the terms of the agreement, sanofi-aventis will (i) co-promote Xyzal® with UCB in the U.S.A; (ii) book the sales; (iii) make an upfront payment to UCB and milestone payments at certain stages in the development and commercialisation of the drug, associated with regulatory approvals and sales milestones. Profits will be shared between sanofi-aventis and UCB.

- ***epratuzumab* agreement with Immunomedics:** In May 2006, UCB and Immunomedics Inc signed a worldwide development, collaboration and licensing agreement for *epratuzumab*. The agreement grants UCB the exclusive worldwide rights to develop, market and sell *epratuzumab* for all auto-immune disease indications. The most advanced programme is for the treatment of Systemic Lupus Erythematosus (SLE).

- **Xyrem® agreement with Jazz Pharmaceuticals:** In June 2006, Jazz Pharmaceuticals Inc. Granted UCB an exclusive licence to distribute any of its products containing sodium oxybate as an active ingredient under the trademark Xyrem® in most of Europe and certain other countries. In October 2006, the parties extended the licence to additional countries and to the commercialisation of Xyrem® for the treatment of the fibromyalgia syndrome if and when Xyrem® is approved for this indication.

- **Twinject® agreement with Verus Pharmaceuticals:** In August 2006, UCB and Verus Pharmaceuticals Inc. Entered into an exclusive licence to distribute Twinject® in Europe. Twinject® is an epinephrine auto-injector indicated for the emergency treatment of severe allergies. UCB has an option to commercialise the licensed product in any other country of the world, except for the U.S.A. And Canada. The agreement expires on a country-by-country basis on the later of the last valid patent claim related to the licensed product and ten years from the date of the agreement.

- **CDP323 agreement with Biogen IDEC:** In October 2006 UCB and Biogen-IDEC entered into a global collaboration agreement to jointly develop and commercialise CDP323 for the treatment of relapsing-remitting multiple sclerosis (MS) and other potential indications. Under the terms of the agreement, UCB received an upfront payment of 30 million U.S. dollar and is entitled to additional payments for development and commercial milestones. Furthermore, Biogen-IDEC will contribute significantly to clinical costs for Phase II and Phase III studies. All commercialisation costs and profits will be shared equally.

Transactions

- **Sale of Bioproducts to Lonza:** In January 2006, UCB sold its Bioproducts Manufacturing Division, located in Belgium, to Lonza AG of Switzerland. The sale was substantially completed on 28 February 2006. This division, active in chemical peptide manufacturing, employed approximately 300 people. The total consideration received at closing for the sale of the division amounted to 120 million euro and was later adjusted in favour of UCB to reflect customary working capital adjustments.

- **Sale of Gastrocrom® to Azur Pharma:** In January 2006, UCB sold the U.S. Rights of its mastocytosis treatment Gastrocrom® to the closely held company Azur Pharma. Mastocytosis is caused by an excess of so-called mast cells, which normally help the body's immune system defend tissue from disease.

- **Return of Corifeo® rights to Recordati:** In April 2006, UCB reached an agreement with Recordati to transfer back the sales and marketing rights in Germany of Corifeo®, an antihypertensive calcium channel blocker, for a payment to UCB of 10 million euro.

- **Sale of Delsym™ to Adams Respiratory Therapeutics:** In May 2006, UCB signed an agreement with Adams Respiratory Therapeutics Inc. To sell Delsym™, an over-the-counter 12-hour liquid cough suppressant. In addition, the two companies have entered into a separate agreement for the licensing of the 12-hour liquid technology.

Regulatory Approvals/Filings

- **Equasym™ XL (extended release formulation - Equasym™ Retard) approval in Finland:** In February 2006, the National Agency for Medicine in Finland approved the marketing of Equasym™ XL for the treatment of attention deficit hyperactivity disorder.

- **Cimzia™ BLA submission in U.S.A.:** In February 2006, UCB submitted a Biologics License Application (BLA) to the United States Food and Drug Administration (FDA) for the approval of Cimzia™ for the treatment of patients with Crohn's Disease.

- **Keppra® Intravenous administration European approval:** In April 2006, UCB received from the European Commission the approval for the use of Keppra® as an adjunctive therapy in the treatment of partial onset seizures with or without secondary generalisation in adults and children four years and older with epilepsy.

- **Submission to the EMEA of a Marketing Authorisation Approval for Cimzia™:** In April 2006, UCB submitted a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMEA) for the approval of Cimzia™ for the treatment of patients with Crohn's disease.

- **Keppra® European approval in Juvenile Myoclonic Epilepsy:** In May 2006, the European Commission approved the use of Keppra® as an adjunctive therapy in the treatment of myoclonic seizures in adults and adolescents 12 years of age and older with Juvenile Myoclonic Epilepsy.

- **Regulatory filings to FDA & EMEA for Keppra® in Primary Generalised Tonic-Clonic Seizures:** In May 2006, UCB filed a variation application with the EMEA and a supplemental new drug application with the U.S. Food and Drug Administration for the use of Keppra® as an adjunctive therapy in the treatment of primary generalised tonic-clonic seizures in adults and children from four years of age with idiopathic generalised epilepsy.

- **Equasym™ XL Mutual Recognition Procedure:** In May 2006, UCB announced it had successfully completed the European Mutual Recognition Procedure for Equasym™ XL for use in the treatment of the symptoms of attention deficit hyperactivity disorders, with the U.K. Acting as the Reference Member State.

- **Keppra® approval in Korea:** in July 2006, the Korean Food & Drug Administration approved Keppra® as an adjunctive therapy in the treatment of partial onset seizures with or without secondary generalisation in adults with epilepsy.
- **Keppra® Intravenous administration approval in the U.S.A.:** In August 2006, UCB announced the receipt of the approval letter from the FDA for the intravenous formulation of Keppra® in the U.S.A.

- **Keppra® European approval in monotherapy:** In August 2006, UCB announced that newly diagnosed epilepsy patients in Europe with partial onset seizures can benefit from first-line treatment with Keppra®.

- **Keppra® FDA approval in Juvenile Myoclonic Epilepsy:** In August 2006, the FDA approved the use of Keppra® as an adjunctive therapy in the treatment of myoclonic seizures in adults and adolescents 12 years of age and older with Juvenile Myoclonic Epilepsy.

- **Xyzal® NDA submission to FDA:** In August 2006, UCB announced the submission of a New Drug Application to the U.S. Regulatory Authority (FDA) for the approval of Xyzal®, a prescription anti-histamine for the treatment of allergy symptoms, in Seasonal Allergic Rhinitis, Perennial Allergic Rhinitis and Chronic Idiopathic Urticaria.

- **Zyrtec® paediatric filing in Japan:** In October 2006, Zyrtec® for paediatric use was filed with the Japanese regulatory authorities.

- **Keppra® approval in China:** In November 2006, Keppra® was approved in China as an adjunctive therapy in the treatment of partial onset seizures in adults and children aged four years and older.

- **Positive EMEA opinion on Keppra® in Primary Generalised Tonic-Clonic Seizures:** In November 2006, the EMEA issued a positive opinion recommending the European Commission to grant a marketing authorisation for Keppra® as an adjunctive therapy in the treatment of primary generalised tonic-clonic seizures in adults and adolescents from 12 years of age with idiopathic generalised epilepsy.

- **Complete Response Letter from FDA on Cimzia™'s BLA:** In December 2006, UCB received a Complete Response Letter from the United States Food and Drug Administration requesting additional information and clarification on data submitted in its Biologics License Application for the approval of Cimzia™ in Crohn's disease.

Pipeline progress

- **Cimzia™ significantly positive results in Psoriasis:** In July 2006, UCB announced significant positive results from the first study to evaluate the efficacy and safety of Cimzia™ in the treatment of patients with moderate to severe psoriasis.

- **Positive phase II results in *brivaracetam*:** In September 2006, UCB announced positive phase II results in *brivaracetam* setting the new standard for epilepsy treatment beyond Keppra®.

- **Positive phase II results in *seletracetam*:** In September 2006, UCB announced positive results of the first phase II trial with *seletracetam* showing potent efficacy in very refractory epilepsy patients.

- **Pre-clinical progress on Amgen-partnered *sclerostin*:** In September 2006, UCB announced progress in pre-clinical trials on *sclerostin* antibody for the treatment of osteoporosis, partnered with Amgen.

- **Keppra® XR phase III enrolment:** In September 2006, UCB announced enrolment in a phase III clinical trial with Keppra® XR with results expected in the fourth quarter of 2007.

- **Cimzia™ efficacy in patients previously treated previously with infliximab:** In October 2006, UCB announced a new post hoc analysis of the PRECiSE 2 clinical trial programme for Cimzia™ demonstrating that remission and response was maintained in moderate to severe Crohn's disease, regardless of whether or not patients had been previously treated with infliximab.

- **Cimzia™ maintained remission and response in onset Crohn's disease:** In October 2006, UCB announced a new post hoc analysis of the PRECiSE 2 clinical trial programme for Cimzia™ demonstrating that remission and response was maintained in moderate to severe Crohn's disease, irrespective of disease duration.

- **Positive Cimzia™ phase III studies in rheumatoid arthritis:** In December 2006, UCB announced positive topline results for signs and symptoms from two new phase III studies for Cimzia™ in the treatment of rheumatoid arthritis.

1.3 Events after the balance sheet date

- **Sale of the Over-The-Counter Business of UCB in France, Benelux, Switzerland and Greece:** In January 2007, Pierre Fabre, a pharmaceutical leader in the European Over-The-Counter (OTC) market, acquired the OTC business of UCB in France, Benelux, Switzerland and Greece.

- **CDP791 agreement termination with ImClone systems:** In February 2007, UCB and ImClone agreed to terminate their CDP791 development agreement. UCB will enjoy global operating rights to ImClone's intellectual property pertaining to vascular endothelial growth factor receptor-2 in exchange for a royalty on future sales of CDP791, an oncology compound.

1.4 Foreign currency impact

Equivalent for 1 euro	Average exchange rate 2006	Average exchange rate 2005	Increase/ (Decrease)	Closing exchange rate 2006
U.S. dollar	1.255	1.242	-1.0%	**1.317**
GB pound	0.682	0.684	0.3%	**0.671**
Swiss franc	1.573	1.548	-1.6%	**1.607**
Japanese yen	145.9	136.8	-6.3%	**156.6**

Given the global reach of UCB's activities, its financial results are sensitive to fluctuations in foreign currencies. The main currencies affecting UCB's financial performance are the U.S. dollar (USD), Japanese yen (JPY), GB pound (GBP) and Swiss franc (CHF). The above table summarises the average rates used in converting UCB's revenue and expenses to euro.

It is UCB's policy to continuously hedge the cash flows in the main invoicing currencies in order to limit the negative impact on results and cash flows of currency fluctuations. In view of the Schwarz Pharma acquisition, UCB has extended the hedging period and now hedges its transactional operations for a period of up to 18 months.

1.5 Segments

During 2005, UCB operated globally on the basis of two business segments: Biopharmaceuticals and Surface Specialties. Due to the divestiture of all activities of its Surface Specialties business segment in the course of 2004 (Specialty Films) and 2005 (Specialty Chemicals), UCB's management has reviewed its internal reporting and adapted its segment reporting accordingly. In 2005, the financial performance of the Surface Specialties business segment was presented under "Discontinued Operations".

Following this re-assessment of its segment reporting, UCB's primary reporting segment as of 1 January 2006 is based on its three main geographical areas, namely the U.S.A., Europe and Rest of World (Japan and Emerging markets).

UCB's activities are composed of one business segment: biopharmaceuticals. There are no other significant classes of business, either singularly or in aggregate.

2. INCOME STATEMENT

2.1. Foreword

Recurring operating profit: In view of the many transactions and decisions of a one-time nature that impact UCB's results, the impact of those "non-recurring" items is shown separately. Besides EBIT (earnings before interest and taxes or operating profit), a line for "recurring EBIT" (REBIT or recurring operating profit), reflecting the ongoing profitability of the biopharmaceutical activities, has been included. The recurring EBIT is equal to the line "Operating profit before impairment, restructuring and other income and expenses" reported in the consolidated financial statements.

Profit from continuing operations before one-off items: In view of the many transactions and decisions of a one-time nature that impact UCB's results for both years under review, the impact of "non-recurring" items and "one-off financial items" will be highlighted separately. For like-for-like comparison purposes, a line with "Profit from continuing operations before one-off items", reflecting the ongoing after-tax profitability of the biopharmaceutical activities, has been included. The profit from continuing operations before one-off items is equal to the line "Profit from continuing operations" reported in the consolidated financial statements, adjusted for the after-tax impact of non-recurring items and one-off financial items.

Profit from continuing operations on a like-for-like basis: Furthermore, considering the streamlining of UCB's product portfolio, on-going profitability numbers have been included on a like-for-like basis, i.e. Excluding from both years under review - the contribution of divested products (Bioproducts, Delsym™, Corifeo® rights, Gastrocrom®).

Pro forma financial information: Further to the acquisition of a majority stake in Schwarz Pharma at the end of December 2006, the balance sheet of Schwarz Pharma has been reflected in the UCB consolidated balance sheet, whereas the Schwarz Pharma contribution to the income statement will only start as of 1 January 2007. In order to provide the reader with a comparable basis, selected pro forma financial information of the combined group for the full years 2006 and 2005, similar to the information published in the Offer Document, has been added to this Management Report.

2.2 Net sales by product

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	At constant rates (%)
Keppra®	761	560	36%	37%
Zyrtec® (including Zyrtec-D®/Cirrus®)	561	562	(0%)	2%
Xyzal®	143	126	13%	13%
Allergy franchise	704	688	2%	4%
Tussionex™	105	108	(3%)	(2%)
Nootropil®	99	103	(4%)	(3%)
Metadate™ CD/Equasym™ XL	68	51	35%	36%
Atarax®	54	49	11%	11%
Peptides	2	46	(95%)	(95%)
Delsym™	22	31	(31%)	(30%)
BUP-4™	20	28	(28%)	(24%)
Lortab®	20	20	(0%)	1%
Other products	332	358	(7%)	(6%)
UCB reported Net sales	**2 188**	**2 043**	7%	8%
U.S.A.	1 003	895	12%	13%
Europe	826	786	5%	5%
Japan	195	230	(15%)	(10%)
Emerging Markets	164	132	24%	25%
UCB Net sales on a like-for-like basis (1)	**2 158**	**1 942**	11%	12%

(1) *excluding Bioproducts, Delsym™, Corifeo® and Gastrocrom® rights*

Net sales increased by 7% from 2 043 million euro to 2 188 million euro. The negative currency impact amounts to 25 million euro for the year, mainly as a result of the decline in the U.S. dollar (-1.0%) and Japanese yen (-6.3%). At constant exchange rates, net sales increased by 8%.

Net sales on a like-for-like basis, i.e. Excluding sales of the divested Bioproducts, Delsym™, Corifeo® rights and Gastrocrom®, would have increased by 11% (or +12% at constant exchange rates).

The following products contributed to the 7% growth in sales (or +8% at constant exchange rates):

Keppra®: Net sales of Keppra® (levetiracetam) rose by 201 million euro or 36% (+37% at constant exchange rates) from 560 million euro in 2005 to 761 million euro, thanks to its golden standard status and the new regulatory filings which have enhanced the momentum (intravenous launch in the U.S.A. And Europe, 1 gram launch, Juvenile Myoclonic approval, monotherapy approval for Europe, Korea and China approvals). Solid performance was experienced in all regions: U.S.A. (+37% at constant exchange rates to 482 million euro), Europe (+34% at constant exchange rates to 251 million euro) and Emerging Markets (+68% at constant exchange rates to 27 million euro). Keppra® reinforced its U.S. Leadership position in value in the new anti-epileptic market. In Europe, Keppra® became market leader.

Xyzal®: Net sales of Xyzal® (*levocetirizine*) continued their steady growth in the antihistamine market from 126 million euro in 2005 to 143 million euro in 2006, or 13% increase both at real and constant exchange rates. The growth in Europe of 9% (or +10% at constant exchange rates) to 124 million euro off-sets the decline in Zyrtec® net sales. Xyzal® is now market leader in 11 European countries with, as of the end of 2006, a combined share of the European antihistamine market in the main 5 European countries of 13.4% (based on the number of treatment days). Penetration in Emerging Markets improved with Xyzal® net sales increasing by 44% to 19 million euro.

Zyrtec®: Net sales of Zyrtec® (cetirizine), including the decongestant form (Cirrus® or Zyrtec-D®), decreased by 1 million euro or 0% variance from 562 million euro to 561 million euro, reflecting sustained growth in the U.S.A. And Emerging Markets, compensating for the particularly weak pollen season in Japan as well as the further erosion in Europe due to generic competition, reimbursement reforms and the conversion to Xyzal®. Zyrtec® net sales reported by UCB for the U.S.A. Reflect UCB's portion of the gross profit realised by Pfizer and UCB as well as the sales of bulk cetirizine to Pfizer or 273 million euro in total for 2006. The total U.S. Net sales of Zyrtec® and Zyrtec-D® increased by 15% from 1 362 million U.S. dollar to 1 568 million U.S. dollar. Zyrtec® has strengthened its U.S. Market leadership reaching a market share of 34.0% at the end of December 2006 (based on the number of treatment days). The 10% growth of Xyzal® from 113 million to 124 million euro slightly more than compensated for the decrease in Zyrtec® and Cirrus® net sales from 110 million euro to 100 million euro. In Japan, the entire antihistamine market decreased in 2006 with a below-average pollen season following an exceptionally severe pollen season in 2005. The combined Zyrtec® market share achieved by our co-distributors, Dai-Ichi and GSK Japan, reached 10.1% by the end of 2006 (on the basis of the number of treatment days) slightly below that of the market leader. This resulted in a decrease of 17% (or −12% at constant exchange rate) in Zyrtec® net sales in Japan from 166 million euro to 138 million euro.

Allergy franchise: Given the extended growth of Xyzal®, the sustained Zyrtec® performance in the U.S.A. And Emerging Markets, and despite a decline in Japan and further losses of Zyrtec® in Europe, net sales for the total Allergy franchise increased by 2% (or +4% at constant exchange rates) year-over-year from 688 million euro to 704 million euro. On the basis of the number of treatment days, the market share of UCB's allergy franchise at the end of 2006 amounted to 34.0% in the U.S.A., 18.9% in Europe and 10.1% in Japan.

Tussionex™: Net sales of Tussionex™, an antitussive product sold in the U.S.A. Only, reached 105 million euro in 2006, down by 3 million euro or -3% compared to 2005 (or -2% at constant exchange rates), due to the very mild cough and cold season in the first quarter of 2006. The U.S. Market share at the end of 2006 reached more than 46%.

Metadate™ CD/Equasym™ XL: Net sales of this attention deficit hyperactivity disorder (ADHD) treatment amounted to 68 million euro in 2006 up by 35% in comparison to 2005 (or +36% at constant exchange rates). This product is sold under the trademark Metadate™ CD in the U.S.A. (63 million euro or +30% growth at constant exchange rates, due to new dosage forms and market share gains) and Equasym™ XL in Europe (5 million euro further to multi-country launches).

Other products: Other products net sales have dropped 14% from 635 million euro to 549 million euro. Main contributors to net sales include Nootropil® (piracetam), a cognitive enhancer, with slightly declining net sales of 99 million euro (from 103 million euro), Atarax® (hydroxyzine), a tranquilizer with 54 million euro of sales growing year-over-year by 11%, and divested products such as peptides (Bioproducts: divested in February 2006, -43 million euro), Delsym™ (anti-tussive, divested in May 2006, -10 million euro) or Corifeo™ and Gastrocrom® (divested respectively in April and January 2006). Mature products are holding-up with Lortab™ (painkiller - USA) net sales still at 20 million euro but BUP-4™ (urinary incontinence - Japan) down to 20 million euro from 28 million euro, due to new generic competition. Excluding the impact of divested products, other products would have decreased 2% from 334 million euro to 326 million euro.

2006 Net sales by product
2 188 € million



Other products
Metadate™ CD/ Equasym™ XL
Nootropil®
Tussionex™
Xyzal®
Keppra® 35
Zyrtec® 25

2005 Net sales by product
2 043 € million



Other products
Metadate™ CD/ Equasym™ XL
Nootropil®
Tussionex™
Xyzal®
Keppra®
Zyrtec® 29

Keppra® net sales, at 761 million euro in 2006, represented a growing portion of total net sales with 35% compared to 27% in 2005. Allergy franchise (including Zyrtec® and Xyzal®), with net sales of 704 million euro in 2006, accounted for 32% of total net sales, down from 34% in 2005. All other products, accounting for 723 million euro of net sales, represented 33% of total net sales in 2006 compared to 39% the year before due partly to the divestiture of several products.

2.3 Net sales by geographical area

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	2006 / 2005 variance At constant rates (%)
U.S.A.				
Keppra®	482	356	35%	37%
Zyrtec® (including Zyrtec-D®)	273	244	12%	13%
Tussionex™	105	108	(3%)	(2%)
Metadate™ CD	63	49	28%	30%
Peptides	2	42	(94%)	(94%)
Delsym™	22	31	(31%)	(30%)
Lortab®	20	20	(0%)	1%
Other products	35	44	(20%)	(19%)
Net sales U.S.A.	**1 003**	**895**	**12%**	**13%**
on a like-for-like basis [1]	***978***	***818***	***20%***	***21%***
Europe				
Keppra®	251	187	34%	34%
Zyrtec® (including Cirrus®)	100	110	(9%)	(9%)
Xyzal®	124	113	9%	10%
Allergy franchise	223	223	0%	1%
Atarax®	37	34	6%	7%
Nootropil®	73	78	(6%)	(5%)
Other products	242	264	(8%)	(8%)
Net sales Europe	**826**	**786**	**5%**	**5%**
on a like-for-like basis [1]	***820***	***763***	***9%***	***10%***
Japan				
Zyrtec®	138	166	(17%)	(12%)
BUP-4™	20	28	(28%)	(24%)
Stogar®	14	15	(10%)	(5%)
Other products	23	21	12%	20%
Net sales Japan	**195**	**230**	**(15%)**	**(10%)**
Emerging Markets				
Keppra®	27	16	67%	68%
Zyrtec® (including Cirrus®)	50	42	20%	19%
Xyzal®	19	13	44%	44%
Allergy franchise	69	55	26%	25%
Nootropil®	26	25	1%	1%
Other products	42	35	20%	21%
Net sales Emerging Markets	**164**	**132**	**24%**	**25%**
on a like-for-like basis [1]	***164***	***131***	***25%***	***25%***
Total Net sales	**2 188**	**2 043**	**7%**	**8%**
on a like-for-like basis [1]	*2 158*	*1 942*	*11%*	*12%*

[1] *excluding Bioproducts, Delsym™, Corifeo® and Gastrocrom®*

All geographical areas, except Japan, contributed to the 7% growth in 2006 compared to 2005 (or +8% at constant exchange rates):

U.S.A.: Net sales reported by UCB on the North American market were over 1 billion euro for the first time. Net sales amounted to 1 003 million euro in 2006 (or 1 258 million U.S. dollar) up by 12% from the year before (or +13% at constant exchange rates) despite the negative impact of divested products. Excluding divested products (Bioproducts peptides, Delsym™, Gastrocrom®), net sales growth would have been 21% at constant exchange rates. Keppra® net sales continued their steady growth and accounted for 482 million euro (or 605 million U.S. dollar) in 2006, up by 37% year-over-year at constant exchange rates. Allergy sales for the U.S.A. Reflect the share of the gross profit generated on Zyrtec® and Zyrtec-D® by the Pfizer/UCB co-promotion as well as the sales of cetirizine active ingredient to Pfizer. Given the net sales (including the Caribbean) realised by Pfizer and UCB amounted to 1 568 million U.S. dollar in 2006 (or 1 250 million euro), UCB recorded its 25% share of the co-promotion gross profit or approximately 21% of net sales, i.e. 265 million euro, in addition to the 8 million sales of the bulk cetirizine, giving a total of 273 million euro for 2006, up by 13% compared to 2005 at constant exchange rates. As a result of the mild cough and cold season in the first quarter of 2006, Tussionex™ net sales decreased 2% at constant exchange rates from 108 million euro in 2005 to 105 million euro in 2006. The attention deficit hyperactive deficit drug Metadate™ CD benefited from focused promotion and new dosage forms, resulting in net sales growing 30% at constant exchange rates to 63 million euro. The net sales of other products amounted to 79 million euro, a decrease of 58 million euro in comparison to 2005, incorporating the negative 52 million euro impact of divested products.

Europe: Net sales for Europe totalled 826 million euro in 2006 up by 5% compared to 2005 at both real and constant exchange rates. Excluding divested products (Corifeo®, Bioproducts peptides), net sales would have increased by 10% at constant exchange rates. Keppra® net sales represented 251 million euro, an increase of 34% compared to the same period the year before at both real and constant exchange rates. The 10% growth of Xyzal® from 113 million to 124 million euro slightly more than compensated for the decrease in Zyrtec® and Cirrus® net sales from 110 million euro to 100 million euro. Nootropil® still accounted for 73 million euro of European net sales, showing a 5% decrease as a result of price erosion. All other products contributed 279 million euro to the European net sales, a reduction of 20 million euro versus last year, of which 17 million euro resulting from the impact of divested products.

Japan: In 2006, Japanese net sales went down from 230 million euro to 195 million euro or a decrease of 15% (-10% at constant exchange rates). It has to be noted that the solid in-market performance of Zyrtec®, boosted by an above-average pollen season in 2005, could not be repeated in 2006, resulting in a 29 million euro decrease in net sales (or -12% at constant exchange rates). Excluding allergy, with 138 million euro of net sales, the remaining products (BUP-4™, Stogar® or Cinalong®) contributed for 57 million euro in 2006, representing a decrease of 4% at constant exchange rates compared to 2005, mainly as a result of the entry of BUP-4™ generics and of the higher competition for Stogar®, an H2 blocker, from proton pump inhibitors.

Rest of World: Net sales for Rest of World amounted to 164 million euro in 2006, an increase of 24% (or +25% at constant exchange rates). Most of the products experienced increases with allergy net sales showing growth rates of 25% at constant exchange rates (+44% in Xyzal® and +19% in Zyrtec®/Cirrus®), Keppra® growing 68% year-over-year reflecting recent launches and regulatory approvals, Nootropil® going-up slightly and other products (including Atarax®) increasing by 21%.

2006 Net sales by region
2 188 € million


Emerging Markets
9% Japan
Europe
U.S.A. 46%

2005 Net sales by region
2 043 € million


Emerging Markets
Japan
Europe
U.S.A.

The U.S. Net sales of 1 003 million in 2006 represented 46% of the total net sales up from 44% in 2005. Europe, with 826 million euro of net sales, accounted for 38% of the total net sales in 2006 in line with 2005. The proportion of net sales achieved in Japan decreased from 11% to 9% in 2006 and in the emerging markets increased from 6% to 7%.

2.4 Royalty income and expenses

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	At constant rates (%)
Royalty income & fees				
Zyrtec® US	152	135	12%	13%
Boss related	63	116	-46%	-46%
Other	121	47	158%	159%
Total royalty income & fees	**335**	**298**	**12%**	**13%**
Royalty expenses				
Boss related	(31)	(47)	33%	33%
Other	(29)	(8)	-253%	-254%
Total royalty expenses	**(61)**	**(55)**	**-10%**	**-10%**
Net royalty income & fees	**274**	**243**	**13%**	**14%**
Zyrtec® US	152	135	12%	13%
Boss	31	69	-55%	-55%
Other	91	39	137%	138%

Net royalty income & fees for 2006 amounted to 274 million euro, up by 13% compared to the year before or +14% at constant exchange rates:

- The royalty income & fees amounted to 335 million euro in 2006, up by 12% compared to the 298 million euro in 2005 (or +13% at constant exchange rates). The royalty income generated by the U.S. Zyrtec® sales is equivalent to approximately 12% of net sales. The U.S. Zyrtec® net sales achieved by Pfizer/UCB increased from 1 362 million U.S. dollar in 2005 to 1 568 million U.S. dollar in 2006, resulting in a 12% increase in royalty income to 152 million euro. The sales growth of underlying third-party products (mainly Herceptin®, Avastin® and Pertactin®) in 2006, combined with a one-time income related to retroactive payments for toll-manufacturing fees, increased royalty rates and inflow on UCB's intellectual property, more than compensated the discontinuation of the royalty inflow received on the Boss-related intellectual property.

- The royalty expenses of 61 million euro, which are recognised in the cost of goods sold, are up by 10% compared to the year before due to the contractual increase of the Boss royalty rates in the first half of the year and higher underlying third-party sales.

2.5 Gross profit

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	At constant rates (%)
Revenue	**2 523**	**2 341**	**8%**	**9%**
Net sales	2 188	2 043	7%	8%
Royalty income	335	298	12%	13%
Cost of sales	**(541)**	**(550)**	**2%**	**1%**
Cost of sales products & services	(452)	(466)	3%	2%
as a % of net sales	-20.7%	-22.8%		
Royalty expenses	(61)	(55)	-10%	-10%
Amortisation of intangibles linked to sales	(28)	(29)	4%	4%
Gross profit	**1 982**	**1 791**	**11%**	**12%**
as a % of revenue	78.6%	76.5%		
of which				
Products & Services	1 735	1 577	10%	11%
as a % of net sales	79.3%	77.2%		
Net royalty income	274	243	13%	14%
Amortisation of intangibles linked to sales	(28)	(29)	4%	4%

Gross profit amounted to 1 982 million euro in 2006, which reflects a 11% improvement (191 million euro from 2005 or +12% at constant exchange rates). As a percentage of revenue, gross profit represented 78.6% in 2006 at both real and constant exchange rates, compared to 76.5% in 2005.

Cost of sales is composed of three main categories, namely the cost of sales for products and services, royalty expenses and intangible assets amortisation expenses linked to sales:

- **Cost of sales for products and services:** The cost of sales for products and services decreased by 13 million euro from 466 million euro in 2005 to 452 million euro in 2006, whilst net sales increased by 145 million euro from 2 043 million euro to 2 188 million over the same period. The ratio of cost of sales/net sales (20.7% in 2006) significantly decreased compared to 2005 (22.8%), reflecting manufacturing improvements and a favourable product mix effect.

- **Royalty expenses:** Royalties paid-out rose from 55 million euro in 2005 to 61 million euro in 2006 as a result of higher patent-related royalty expenses, mainly caused by a contractual increase of the Boss royalty rates in the first half of the year and higher underlying third-party sales.

- **Intangible assets amortisation expenses linked to sales:** Under IFRS 3 (Business Combinations), UCB has reflected a significant amount of intangible assets related to the Celltech acquisition (in-process research & development, manufacturing know-how, royalty streams, trade-names, etc.) on the balance sheet, which gave rise to additional amortisation expenses of 28 million euro in 2006. This was slightly below the 2005 level as some intangible assets were impaired at the end of 2005 and the Delsym™ related intangible assets value was brought to zero further to its divestment in May 2006.

2.6 Recurring EBIT and Recurring EBITA

Operating expenses encompassing marketing and selling expenses, research and development expenses, general and administrative expenses and other operating income/expenses reached 1 507 million euro in 2006 compared to 1 354 million euro in 2005, increasing by 11% (or +12% at constant exchange rates):

- **Marketing and selling expenses:** 733 million euro, or 33.5% of net sales, was spent in 2006 on Marketing & Selling expenses, mainly manpower and material promotion, an increase of 80 million euro over 2005 or 12% (+14% at constant exchange rates), reflecting:

  a) further preparation activities for the launch of Cimzia™;

  b) a shift of 18 million euro of sales deductions in 2006 to commissions, (which are now part of marketing & selling expenses), as a result of the new co-distribution agreement for Zyrtec® in Japan entered into with GSK Japan on 1 July 2005;

  c) product launches such as Equasym™ XL and Xyrem® in Europe.

  Excluding the incremental costs linked to the Cimzia™ preparation activities and the Japanese reclassification, marketing and selling expenses in 2006 only increased by 3% (or +4% at constant exchange rates), representing 30.7% of net sales compared to the 2005 ratio of 32.0%.

- **Research and development expenses:** research and development expenses rose by 104 million euro or by 21% in 2006 from 511 million euro in 2005 to 615 million euro, reflecting the increased investments in Cimzia™ for rheumatoid arthritis and psoriasis, Keppra® successors, *epratuzumab*, early promising pipeline projects, and medical affairs. The total research and development spending, including medical affairs, was 28.1% of net sales in 2006, versus 25.0% in 2005.

- **General and administrative expenses:** Compared to a 2005 level of 191 million euro, general & administrative expenses increased to 196 million euro in 2006, representing an increase of 3%, mainly due to general inflation on salaries, adverse pension adjustments and increased spending in some global functions, partially off-set by savings initiatives.

- **Other operating income/expenses:** The other operating income/expenses amounted to a positive 37 million euro, an improvement of 36 million euro. This mainly reflects the 24 million euro (or 30 million U.S. dollar) income from Biogen IDEC recognised for the global collaboration agreement to jointly develop and commercialise CDP323 for the treatment of relapsing-remitting multiple sclerosis (MS) and other potential indications. Other factors contributing to this increase were the recognition of an upfront fee received in September 2006 from sanofi-aventis in connection with the agreement to co-promote in the U.S.A. The prescription antihistamine medicine, Xyzal® (*levocetirizine* dihydrochloride), the reimbursement proceeds from insurance or VAT in 2006, and the change in the Zyrtec® Japan co-promotion profit recognition whereby 4 million euro of Sumitomo profit-sharing were recognised in expenses in 2005, but not in 2006.

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	2006 / 2005 variance At constant rates (%)
Revenue	**2 523**	**2 341**	**8%**	**9%**
Net sales	2 188	2 043	7%	8%
Royalty income	335	298	12%	13%
Gross profit	**1 982**	**1 791**	**11%**	**12%**
as a % of revenue	78.6%	76.5%		
Marketing & Selling expenses	(733)	(653)	-12%	-14%
as a % of net sales	-33.5%	-32.0%		
Research & Development expenses	(615)	(511)	-21%	-21%
as a % of net sales	-28.1%	-25.0%		
General & Administrative expenses	(196)	(191)	-3%	-3%
as a % of net sales	-9.0%	-9.3%		
Other operating income/(expenses)	37	1		
Total operating expenses	**(1 507)**	**(1 354)**	**-11%**	**-12%**
Recurring EBIT (REBIT)	**475**	**437**	**9%**	**10%**
as a % of net sales	21.7%	21.4%		
as a % of revenue	18.8%	18.7%		
+ Amortisation of intangible assets	36	38		
Recurring EBITA (REBITA)	**511**	**475**	**8%**	**9%**
+ Depreciation	54	54		
Recurring EBITDA (REBITDA)	**566**	**529**	**7%**	**8%**
Recurring EBIT on a like-for-like basis [1]	**466**	**397**	**18%**	**20%**

[1] *excluding contribution from Bioproducts, Delsym™ and Carifeo® rights*

Recurring EBIT, or REBIT, corresponds to the line "operating profit before impairment, restructuring and other income and expenses" presented in the consolidated financial statements. REBIT excludes a number of elements of income and expenses of a non-recurring nature. REBIT reached 475 million euro in 2006, an increase of 9% compared to 2005 (or +10% at constant exchange rates). As a percentage of revenue, REBIT improved slightly to 18.7% and even more when corrected for the adverse impact of exchange rates in 2006. When compared to net sales, REBIT increased from 21.4% to 21.7% (and 21.9% at constant exchange rates).

Adjusted for the variance from divested products, **recurring EBIT on a like-for-like basis** would have improved by 20% at constant exchange rates. Excluding the positive impact of the 24 million euro income recognised in 2006 for Biogen IDEC, recurring EBIT on a like-for-like basis would have increased by 13% at constant exchange rates.

Recurring EBITA or REBITA (i.e. Recurring EBIT before intangible assets amortisation expenses) amounted to 511 million euro in 2006, a growth of 8% compared to 2005 (or +9% at constant exchange rates). At the same time, **recurring EBITDA** (or recurring EBIT before intangible assets amortisation expenses and depreciation charges) reached 566 million euro in 2006, an increase of 7% versus the year before (or +8% at constant exchange rates).

2.7 Profit from continuing operations

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	At constant rates (%)
Recurring EBIT	**475**	**437**	**9%**	**10%**
Impairment charges	(4)	(67)		
Restructuring expenses	(22)	(39)		
Other income/(expenses)	122	33		
EBIT (operating profit)	**571**	**364**	**57%**	**59%**
Financial expenses	(39)	(42)		
One-time financial income/expenses	(15)	40		
Profit before income taxes	**517**	**362**	**43%**	**44%**
Income tax expenses	(150)	(92)		
Profit from continuing operations	**367**	**270**	**36%**	**37%**
before non-recurring items	***307***	***319***	***-4%***	***-3%***
before non-recurring & one-off financial items	***318***	***290***	***10%***	***11%***
before one-off items & Biogen income	***302***	***290***	***4%***	***5%***
Profit from continuing operations on a like-for-like basis [1] before one-off items & Biogen IDEC income	**295**	**261**	**13%**	**14%**

[1] *excluding after-tax contribution from Bioproducts, Delsym™ and Corifeo® rights*

Non-recurring items: In consideration of a number of elements of income and expenses, which are of a non-recurring nature, and in order to facilitate the analysis of the underlying profitability of UCB's activities, the impact of the "non-recurring" items is shown separately:

- **Impairment charges:** Under IFRS 3 (Business Combinations), UCB has reflected the intangible assets related to the Celltech acquisition at their fair value. As a result 787 million euro of intangible assets were initially recognised in the consolidated financial statements, namely for patented in-process research and development, manufacturing know-how, patented royalty streams and trade-names. These intangible assets are amortised once they become available for commercial use, implying an amortisation expense for acquired Celltech-related intangible assets of 28 million euro in 2006. As part of the annual review process, UCB recognised a 0.5 million euro impairment charge in 2006 on trade-names. In addition, the book value of CDP435 was written-off due to the lack of prospects of the molecule.

- **Restructuring expenses:** Approximately 22 million euro of restructuring expenses were recognised in 2006 compared to 39 million euro in 2005. These expenses mostly relate to the closure of a manufacturing facility announced in the first half of 2006, the closure of offices, and further streamlining of the manufacturing capabilities and already include some integration expenses related to the acquisition of Schwarz Pharma.

- **Other income/expenses:** Some divestitures of non-core activities or products were announced and completed in 2006, which generated profits and capital gains of 135 million euro before income taxes:

  a) Sale of Bioproducts Manufacturing Division: In January 2006, UCB sold its Bioproducts Manufacturing Division, located in Belgium, to Lonza AG of Switzerland. The sale was substantially completed on 28 February 2006. This division, active in chemical peptide manufacturing, employed approximately 300 people. The total consideration received at closing for the sale of the division amounted to 120 million euro and was later adjusted in favour of UCB to reflect customary working capital adjustments. The capital gain recognised in 2006 on this transaction was 59 million euro before income taxes (or 40 million euro after income taxes).

b) Sale of Gastrocrom® to Azur Pharma: In January 2006, UCB sold the U.S. Rights of its mastocytosis treatment Gastrocrom® to the closely held company Azur Pharma. As a result, a 9 million euro profit before income taxes was recognised in 2006 (6 million euro after income taxes).

c) Return of Corifeo® rights to Recordati: In April 2006, UCB reached an agreement with Recordati to transfer back the sales and marketing rights in Germany of Corifeo®, an antihypertensive calcium channel blocker, for a payment to UCB of 10 million euro, equivalent to the profit before income taxes recognised in 2006 (or 9 million euro after taxes).

d) Sale of OTC Delsym™: In May 2006, UCB reached an agreement with Adams Respiratory Therapeutics Inc. To sell Delsym™, an over-the-counter 12-hour liquid cough suppressant. In addition, the two companies have entered into a separate agreement for the licensing of the 12-hour liquid technology. This transaction gave rise to a 57 million euro capital gain before income taxes (or 36 million euro after income taxes).

In reduction of the capital gains, several provisions have been recognised against future liabilities further to a periodic risk review.

Operating profit or EBIT: Taking the above non-recurring items into consideration, EBIT was 571 million in 2006, compared to 364 million euro for 2005, representing a 57% increase over 2005 (or +59% at constant exchange rates).

Non-operating items

- **Financial expenses:** In 2006, financial expenses amounted to 54 million euro but included 15 million euro of expenses related to the acquisition of Schwarz Pharma (see detail below). This compares with net 2005 financial expenses of 2 million euro, which in 2005 were positively impacted by a one-off financial income in connection with inter-company transactions further to the restructuring of Celltech legacy entities (see detail below). Excluding the effect of those one-off financial expenses, recurring financial expenses decreased by 3 million euro from 42 million euro to 39 million euro, despite additional charges, which were recognised in 2006 as a result of the hedging of some inter-company loans denominated in currencies showing significant interest spread against the euro.

- **One-time financial income/expenses:** The figures for 2006 included 15 million of pre-tax financial expenses related to the acquisition of Schwarz Pharma. These expenses represented make-whole payments for existing private placements carrying high interest rates, which had to be refinanced due to the new acquisition financing, commitment banking fees and interest charges pertaining to acquisition financing. The figures for 2005 incorporated 42 million of pre-tax financial income in connection with the hedging of inter-company transactions linked to the restructuring of Celltech legacy entities and the application in 2005 of UCB's hedging policy to inter-company loans, contrary to the practice at Celltech prior to its acquisition by UCB.

- **Income tax expenses:** The tax rate on recurring activities averages 27% in 2006, in line with 2005, whilst the tax rate on non-recurring items averages 37.4% as a result of the majority of the capital gains being realised on asset deals and being taxed in jurisdictions with higher tax rates (U.S.A. And Belgium) and non deductibility of some provisions/expenses.

Profit from continuing operations: For 2006, profit from continuing operations reached 367 million euro, i.e. An annual increase of 100 million euro or 37% at constant exchange rates. This profit increase reflected the 60 million euro post-tax impact of non-recurring items (resulting from the significant capital gains), the 8% net sales growth at constant exchange rates, the strong Celltech-related net royalty income & fees and the reduction in manufacturing costs despite higher volumes sold, all of which more than off-setting the negative 11 million euro post-tax impact of one-off acquisition related financial expenses, the increased investments in research and development and in marketing and selling and the loss of contribution from divested products.

On a like-for-like basis and excluding one-off items, i.e. Excluding the post-tax contribution of the divested products (Bioproducts, Delsym™, Corifeo® rights and Gastrocrom®) as well as the post-tax impact of non-recurring items, financial one-off items and income recognised for the Biogen IDEC payment received, the profit from continuing operations would have been higher than in 2005 by 38 million euro or +14% at constant exchange rates.

2.8 Profit (including impact of discontinued operations)

€ million	Actual 2006	Actual 2005	2006 / 2005 variance At actual rates (%)	At constant rates (%)
Profit from continuing operations	**367**	**270**	**36%**	**37%**
Profit from discontinued operations	-	485		
Profit for the year	**367**	**755**	**-51%**	**-51%**

Profit from discontinued operations in 2005 reflected two months of the divested Specialty Chemicals business, which contributed 10 million euro in addition to a 475 million euro capital gain realised on the sale of the business.

On a reported basis, profit for the year amounted in 2006 to 367 million euro, reflecting the neutral impact of discontinued operations in 2006, compared to 755 million euro in 2005, representing a decrease of 51%.

3. Balance sheet

€ million	2006 Reported UCB Group incl. Schwarz	2006 Reported UCB Group	2005 Reported UCB Group
Non-current assets	**8 143**	**3 290**	**3 414**
Intangible assets	2 537	720	721
Goodwill	4 346	1 572	1 663
Other non-current assets	1 260	998	1 030
Current assets	**2 355**	**1 646**	**1 343**
Total assets	**10 498**	**4 936**	**4 757**
Shareholders' equity [1]	**4 778**	**2 491**	**2 409**
Capital and reserves	4 411	2 123	1 654
Profit for the period	367	367	755
Non-current liabilities	**4 199**	**1 423**	**1 601**
Current liabilities	**1 521**	**1 023**	**747**
Total liabilities and shareholders' equity	**10 498**	**4 936**	**4 757**
Net debt	**(2 111)**	**(339)**	**(591)**
Liquid assets	1 003	726	464
Financial debt	(3 114)	(1 066)	(1 055)

[1] *before profit distribution for the current year*

The balance sheet as presented at 31 December 2006 incorporates for the first time the balance sheet of Schwarz Pharma, including the provisional purchase price allocation. For the sake of comparison, the balance sheet for the UCB Group, excluding the impact of the acquired stake in Schwarz Pharma AG, is presented separately:

- **Intangible assets:** Without the acquisition of Schwarz Pharma, the change between the end of 2005 and the end of 2006 of intangible assets from 721 million euro to 720 million euro reflects the amortisation expenses and the impact of declining currencies, off-set by acquired intangible assets, namely rights on *epratuzumab* for 28 million euro, additional rights on Xyrem®, rights on Inuvair® and on Twinject®, as well as intangible property for bio-manufacturing and software rights. The incremental amount recognised for Schwarz Pharma of 1 817 million euro represents the fair value of 100% of the intangible assets pertaining to acquired assets of Schwarz Pharma.

- **Goodwill:** Without the acquisition of Schwarz Pharma, goodwill decreased from 1 663 million euro in 2005 to 1 572 million euro in 2006 as a result of exchange rates. The additional goodwill of 2 774 million euro recognised for the Schwarz Pharma acquisition represents the excess of the cost of the business combination reflecting the 86.8% stake acquired, which is calculated by taking the difference between the cost of the acquired shares and the fair value of the underlying net assets.

- **Other non-current assets:** Without the acquisition of Schwarz Pharma, the other non-current assets decreased by 32 million euro, essentially as a result of the reclassification between deferred tax assets and deferred tax liabilities. The increase in other non-current assets due to the integration of Schwarz Pharma's assets relates predominantly to the fair value of the tangible fixed assets acquired (212 million euro).

- **Current assets:** The increase in current assets from 1 343 million euro to 1 646 million euro, excluding Schwarz Pharma's current assets, is largely influenced by the increase in cash and cash equivalents of 273 million euro. Including the Schwarz Pharma current assets, the amount increases by 709 million euro to reach 2 355 million euro, reflecting 277 million euro of cash and cash equivalents, 192 million euro of trade receivables, 193 million euro of inventories (including a fair value step-up of Schwarz Pharma's inventories of 96 million euro to be recognised under IFRS 3), as well as tax receivables and other receivables of 47 million euro.

- **Shareholders' equity:** On a comparable basis, UCB's shareholders' equity would have increased by 82 million euro from 2 409 million euro in 2005 to 2 491 million euro in 2006 as a result of the profit of the year, more than off-setting the dividend paid on 2005 results and the change in cumulative translation adjustment. The further equity reinforcement from 2 491 million euro to 4 778 million euro reflects the capital increases recognised further to the successful tender offer on 86.8% of the outstanding Schwarz Pharma shares, as well as the related minority interests.

- **Non-current liabilities:** The increase in non-current liabilities from 1 601 million euro to 4 199 million euro is mainly a consequence of the new financing contracted for the Schwarz Pharma acquisition and the recognition of the non-current liabilities of Schwarz Pharma entering UCB's consolidation scope, including the impact on intangible assets of deferred tax liabilities relating to the acquired assets.

- **Current liabilities:** The increase of the current liabilities from 747 million euro to 1 023 million euro, excluding Schwarz Pharma, is the result of the increase in trade payables and other short-term liabilities as well as income taxes payable on higher pre-tax income. Including Schwarz Pharma's current liabilities, the amount increases by 498 million euro to reach 1 521 million euro, reflecting 90 million euro of trade payables, 93 million euro of current income tax liability and various short-term provisions and short-term liabilities.

- **Net debt:** The net debt of (2 111) million euro reflects the combined position of UCB and Schwarz Pharma as of 31 December, 2006, including the impact of the purchase of the portion paid in cash of the 86.8% shares in Schwarz Pharma. UCB's net debt position on a standalone basis, without the incremental debt assumed for the acquisition, would have decreased from (591) million euro at the end of 2005 to (339) million euro at the end of 2006. The cash position of Schwarz Pharma as of 31 December 2006 was 263 million euro, whilst the incremental debt resulting from the payment of the cash portion of the Schwarz Pharma shares acquired amounted to 2 043 million euro.

Trade working capital analysis

	31 December 2006		31 December 2005	31 December 2006
€ million	UCB Group incl. Schwarz	UCB Group	UCB Group	Schwarz only
+ Trade and other receivables	800	572	554	228
+ Inventories	432	239	261	193
- Trade payables and other short-term liabilities	(967)	(647)	(537)	(320)
Working capital	**265**	**164**	**278**	**100**
Adjusted for non-trade related items (incl. Dividend)	178 (*)	80	41	99
Trade working capital	**443**	**244**	**319**	**199**
as a % of net sales	14%	11%	16%	20%
as a % of net sales at constant rates	14%	11%	15%	20%
Closing US$/€ rate	*1.317*	*1.317*	*1.183*	

(*) includes 96 million euro of fair value adjustment on Schwarz Pharma inventory

The above table summarises the main components and the evolution of the working capital. The balance sheet as of 31 December 2006 incorporates the Schwarz Pharma figures for the first time. For comparison purposes, a column showing UCB on a standalone basis is shown separately.

- **Working capital:** The working capital, representing the sum of 1) trade and other receivables, 2) inventories and 3) trade payables and other short-term liabilities, decreased on a like-for-like basis, i.e. Without Schwarz Pharma, from 278 million euro at 31 December 2005 to 164 million euro at 31 December 2006. This is the result of the weakening of the major trading currencies (closing exchange rate U.S. dollar -10% year-over-year, Japanese yen -11% year-over-year), the divestment of the peptides division, and various efforts to reduce the working capital overall. The incorporation of Schwarz Pharma's balance sheet adds a further 101 million euro, with 192 million euro of trade receivables, 36 million euro of other receivables, 193 million euro of inventories (including a fair value step-up of Schwarz Pharma's inventories of 96 million euro to be recognised under IFRS 3), as well as 90 million euro of trade payables and 230 million euro of short-term liabilities (including tax liabilities and short-term provisions).

- **Trade working capital:** A few elements that are non-trade related are included in the working capital analysis and should therefore be excluded to make a relevant analysis. When adjusting for the non-trade related items, the trade working capital decreased on a like-for-like basis, i.e. Without Schwarz Pharma, from 319 million euro as of 31 December 2005 to 244 million euro as of 31 December 2006. Expressed as a percentage of net sales, the trade working capital represented 11% at the end of 2006. Adjusting for constant exchange rates, the ratio of trade working capital to net sales would have been 11%, versus a comparable ratio of 15% as of the end of 2005. The addition of Schwarz Pharma's balance sheet increases trade working capital by 199 million euro, or 20% of Schwarz Pharma's standalone net sales in 2006. The total trade working capital of 443 million euro represented 14% of the combined net sales of UCB and Schwarz Pharma in 2006.

4. Cash flow Statement & Financial Reserves

€ million	Actual 2006	Actual 2005
Profit from continuing operations	**367**	**270**
Non-cash items	(60)	92
Change in working capital	14	(72)
Cash flow from operating activities	**321**	**290**
Cash flow from investing activities	**(1 649)**	**(94)**
of which tangible fixed assets purchase	(65)	(86)
of which intangible fixed assets purchase	(65)	(40)
of which Schwarz Pharma acquisition	(1 767)	
of which divestments (Bioproducts, Delsym™, Corifeo®, Gastrocrom®)	243	29
Free cash flow from continuing operations	**(1 328)**	**196**
Cash flow from financing activities	**1 914**	**(1 325)**
Purchase of treasury shares	**(29)**	**(10)**
Proceeds/(outflows) from discontinued operations	**(12)**	**1 062**

Although the balance sheet of Schwarz Pharma is incorporated in the UCB Group's balance sheet, its contribution to UCB Group's income statement will only start in January 2007. Consequently, the above table reflects the cash flow for the UCB Group on a standalone basis, but impacted by the cash outflow resulting from the payment of the cash portion of the acquired shares in Schwarz Pharma at the end of 2006.

The cash flow generated by the biopharmaceuticals activities is driven by the following elements:

- **Cash flow from operating activities:** The increased profit from continuing operations before non-recurring items, off-set by prepayments to Lonza of 63 million euro for the construction of the biological manufacturing facility in Switzerland and the impact of the reduction of the working capital, underpins the 321 million euro cash flow from operating activities.

- **Cash flow from investing activities:** The tangible fixed assets additions of 65 million euro and the intangible fixed assets additions of 65 million euro (including 28 million euro paid to Immunomedics for entering into co-development on *epratuzumab*, the consideration paid for rights on Twinject®, Xyrem®, Inuvair®, the acquisition of software and of intangible property for bio-manufacturing), combined with the cash outflow pertaining to the Schwarz Pharma acquisition (1 767 million euro, net of the cash held by Schwarz Pharma but including expenses related to the transaction), more than off-set the proceeds from the sale of Bioproducts, Delsym™, Gastrocrom® and Corifeo® rights, resulting in a cash flow from investing activities of (1 328) million euro in 2006.

- **Free cash flow from continuing operations:** Defined as the sum of the cash flow from operating activities and cash flow from investing activities, the free cash flow amounted to (1 328) million euro in 2006, including (1 767) million euro cash impact of Schwarz Pharma's acquisition, compared to 196 million euro in 2005. Excluding the impact of the Schwarz Pharma acquisition and of the divestments, free cash flow from continuing operations would have increased from 167 million euro to 198 million euro.

- **Cash flow from discontinued operations:** 2005 reported cash flow was positively impacted by the 1 062 million euro net proceeds from the sale of the remaining Surface Specialties' activities, which is shown in a separate line in the condensed consolidated cash flow statement. These proceeds were used to reimburse bank loans, shown under the heading "Cash flow from financing activities". The 2006 cash flow from discontinued operations of (12 million) euro mainly reflects the cash outflows related to the reimbursement of pre-closing tax liabilities to Cytec Industries, Inc. As contractually foreseen.

5. Capital Expenditure

The tangible capital expenditure resulting from UCB's biopharmaceutical activities amounted to 65 million euro in 2006 compared to 86 million euro in 2005.

The 2006 investments essentially reflect the acquisition of new equipment for R&D, new laboratory space in the U.K. And in Belgium, investments for the Cimzia™ manufacturing, supply and delivery mechanism, the extension of our Keppra® production capacity as well as continued manufacturing improvements.

In addition, as foreseen in the agreement between UCB and Lonza for the manufacturing by Lonza of PEGylated antibody fragment-based bulk actives, UCB participates in the pre-financing of the related capital expenditure. An amount of 95 million euro has been accounted for in 2006 (compared to 32 million euro in 2005) as a pre-payment and will be recognised in expenses over the life of the contract from the time the assets enter into use.

6. Pro Forma Selected Financial Information
(UCB & Schwarz Pharma combined)

Further to the acquisition of a majority of the shares of Schwarz Pharma at the end of December 2006, the balance sheet figures of Schwarz Pharma have been reflected in the UCB consolidated balance sheet, whereas the Schwarz Pharma contribution to the income statement will only start in January 2007. In order to provide a comparable basis for the future, selected pro forma financial information of the combined group for the full years 2006 and 2005, similar to the information published in the Offer Document, has been added.

The tables hereafter summarise selected 2005 and 2006 financial information for both companies. The column of pro forma adjustments reflects the application to Schwarz Pharma's figures of the accounting policies of UCB to the extent permitted by all relevant information that could be derived from the financial statements of the Schwarz Pharma. Both groups have prepared their consolidated financial statements in accordance with IFRS. According to UCB accounting policies, the in-progress research and development acquired by Schwarz Pharma for the *rotigotine* rights in July 2005 has been presented on the balance sheet as an asset subject to amortisation rather than as costs fully expensed. Furthermore the amortisation charges related to intangible assets are distributed over the different expense categories, i.e. Cost of goods sold, marketing and selling expenses, research and development expenses, general and administration expenses, on the basis of the carrying values of the intangible assets as mentioned in the consolidated financial statements of the Schwarz Pharma.

The amortisation of the product patents are only related to milestone payments and therefore the amortisation charges related to these items have been exclusively attributed to cost of goods sold. In addition, Schwarz Pharma incurred in 2006 significant impairment charges and transaction expenses related to the launched offer, which are re-classed to non-recurring expenses in the pro forma financial statements. No material liabilities for the stock appreciation rights programme seems to be left and the impact on the fair value of those on the 2006 accounts has therefore been normalised. Reclassifications have been considered between the different functional lines in compliance with UCB's policies.

For more details, please refer to pages F-255 through F-265 of the Offer Document dated 10 November 2006 for the voluntary public takeover offer by UCB SA and UCB SP GmbH to the shareholders of Schwarz Pharma AG.

The 2005 and 2006 pro forma adjustments do not reflect the impact of the purchase price allocation on amortisation expenses and gross profit, anticipated restructuring expenses and the increase in financial charges further to the acquisition. These are addressed in a further section.

6.1 2005 Pro forma (excluding purchase price allocation impact)

€ million	UCB Group 2005	Schwarz Group 2005	Pro forma Adjustments	Consolidated Proforma 2005
Revenue	**2 341**	**991**		**3 332**
Net sales	2 043	991		3 034
Royalty income	298	-		298
Gross profit	**1 791**	**673**	**(22)**	**2 442**
as a % of revenue	76.5%	67.9%		73.3%
Marketing and selling expenses	(653)	(298)		(951)
as a % of net sales	-32.0%	-30.1%		-31.4%
Research and development expenses	(511)	(259)	63	(707)
as a % of net sales	-25.0%	-26.1%		-23.3%
General and administrative expenses	(191)	(108)	(4)	(303)
as a % of net sales	-9.3%	-10.9%		-10.0%
Other operating income/(expenses)	1	8	(11)	(2)
Total operating expenses	**(1 354)**	**(657)**	**48**	**(1 963)**
Recurring EBIT (REBIT)	**437**	**16**	**26**	**479**
Non recurring expenses	(73)	(32)	40	(66)
EBIT (operating profit)	**364**	**(16)**	**66**	**414**
Financial expenses	(2)	(1)	(3)	(6)
Profit before income taxes	**362**	**(17)**	**63**	**408**
Income tax expenses	(92)	(36)	(5)	(133)
Profit from continuing operations	**270**	**(53)**	**58**	**275**
before non-recurring & financial one-offs	**-**	**-**	**-**	***292***

6.2 2006 Pro forma (excluding purchase price allocation impact)

€ million	UCB Group	Schwarz Group	Pro forma Adjustments	Consolidated Proforma
Revenue	**2 523**	**1 000**	-	**3 523**
Net sales	2 188	995		3 183
Royalty income	335	5		340
Gross profit	**1 982**	**675**	**(11)**	**2 646**
as a % of revenue	78.6%	67.5%		75.1%
Marketing and selling expenses	(733)	(329)	13	(1 049)
as a % of net sales	-33.5%	-33.1%		-33.0%
Research and development expenses	(615)	(215)	15	(815)
as a % of net sales	-28.1%	-21.6%		-25.6%
General and administrative expenses	(196)	(178)	59	(315)
as a % of net sales	-9.0%	-17.9%		-9.9%
Other operating income/(expenses)	37	97	7	141
Total operating expenses	**(1 507)**	**(625)**	**94**	**(2 038)**
Recurring EBIT (REBIT)	**475**	**50**	**83**	**608**
Non recurring expenses	97	-	(36)	61
EBIT (operating profit)	**571**	**50**	**47**	**668**
Financial expenses	(54)	(3)	9	(48)
Profit before income taxes	**517**	**47**	**56**	**620**
Income tax expenses	(150)	(34)	(44)	(228)
Profit from continuing operations	**367**	**13**	**12**	**392**
before non-recurring and financial one-offs	***295***	**-**	**-**	***320***

6.3 Expected impact of acquisition and purchase price allocation on 2007 financial statements

The closing of the extended tender offer took place on 28 December 2006 and consequently, the consolidated balance sheet of Schwarz Pharma has been consolidated as at 31 December 2006, applying the purchase method of accounting. The consolidated income statement of Schwarz Pharma will be fully consolidated as from 1 January 2007. Due to the fact that the acquisition took place near year-end, and that UCB has not yet finalised the purchase price allocation, the purchase price allocation below is only provisional and might, in conformity with IFRS 3, change in the course of 2007.

IFRS 3 (Business Combinations) requires the cost of the business combination to include the fair value of the equity instruments issued at the date of exchange.

The date of exchange has been assumed to be the date of acquisition, when UCB effectively obtained control over Schwarz Pharma. However, management estimates that the published price of a UCB share on the date of acquisition did not reflect the true fair value of a UCB share. This is because of the exceptional high volumes and price fluctuations of the UCB shares between the date of the announcement of the transaction and the date of acquisition. Whilst the share price applied for the contribution in kind of the acquired Schwarz Pharma shares into UCB was 45.79 euro per share, the value of the UCB share reached 52 euro on the date of acquisition (28 December 2006). The use of the higher value is imposed by IFRS and leads to an increase of the goodwill of 232 million euro.

Likely impact on the income statement of Schwarz Pharma provisional purchase price allocation:

As a result of the fair value attributed to Schwarz Pharma's inventory as of 31 December 2006, the gross profit of the year 2007 will be negatively impacted by non-cash charges of 96 million euro.

Further to the revaluation of Schwarz Pharma's intangible assets, namely for existing products and in-process R&D products (*rotigotine*, *fesoterodine* and *lacosamide*), the level of intangible assets' amortisation expenses (which have no cash impact) is expected to increase from the current Schwarz Pharma level of approximately 25 million euro per annum to 60 million euro in 2007, gradually increasing to around 140 million euro per annum by 2009.

Additionally the residual fair value of intangible assets and goodwill has to be tested for impairment at least on an annual basis, which may lead to future charges.

Schwarz Pharma provisional purchase price allocation (PPA):


Intangible assets
Existing goodwill
Tangible assets
Other assets
Inventory
Other current assets
Net cash
Non-financial long-term liabilities
Deferred tax liabilities
Current liabilities
Fair value 100% of Net Assets
Fair value acquired Net Assets (86.8 %)
Goodwill for 86.8 %
Acquisition cost for 86.8 %
[€ million]
-1000
-500
0
500
1000
1500
2000
2500
3000
3500
4000
4500
Indicative Schwarz Pharma Balance sheet items as of Dec. 31, 2006 after provisional PPA adjustments
Schwarz Pharma Balance sheet items as of Dec. 31, 2006 before PPA

7. Outlook 2007

In 2007, UCB's and Schwarz' financial accounts will be fully consolidated. 2007 is a year of continuous progress in our strategy and of substantial investment in UCB's future growth. Given the uncertainties over the date of a potential Domination, Profit and Loss Transfer Agreement in this transition year, conservative guidance for the combined group is given.

2007 Revenue & Expenses

Revenue is expected to grow significantly in 2007 as a result of the Schwarz acquisition. On a pro forma basis, net sales will grow at mid-single digit compared to 2006 and will be partly offset by a decrease in royalty income due to the remaining effect of the Boss patent expiry in 2006. This is expected to result in marginal growth in revenue compared with 2006 pro forma, assuming key trading currencies remain stable. The combined Research & Development and Selling, General & Administration expenses are expected to grow marginally, reflecting on the one hand the significant investment in pre-launch and launch activities for Neupro® in Parkinson's disease and Cimzia™ in Crohn's disease and rheumatoid arthritis as well as in advancing the R&D pipeline, and on the other hand the benefits of the combined synergies and other cost savings.

2007 Net profit

UCB's 2007 net profit will be impacted by:

- Expected higher combined amortisation charges on intangible assets;
- Expected one-time net fair value adjustments on inventory of 96 million euro pre-tax, in connection with the Purchase Price Allocation of the Schwarz Pharma acquisition (with no cash impact);
- Expected acquisition financing related interest charges, which will gradually go down over the next 5 years;
- Restructuring charges.

Consolidated Income Statement

For the year ended 31 December - € million	Note	2006	2005
Continuing operations			
Net sales		2 188	2 043
Royalty income		335	298
Revenue		**2 523**	**2 341**
Cost of sales		(541)	(550)
Gross profit		**1 982**	**1 791**
Marketing & Selling expenses		(733)	(653)
Research & Development expenses		(615)	(511)
General & Administrative expenses		(196)	(191)
Other operating income and expenses	11	37	1
Operating profit before impairment, restructuring and other income and expenses		**475**	**437**
Impairment of non-financial assets	12	(4)	(67)
Restructuring expenses	13	(22)	(39)
Other income and expenses	14	122	33
Operating profit		**571**	**364**
Financial income	15	15	46
Financing costs	15	(69)	(48)
Profit before income taxes		**517**	**362**
Income tax expense	16	(150)	(92)
Profit from continuing operations		**367**	**270**
Discontinued operations			
Profit from discontinued operations	7	-	**485**
Profit		**367**	**755**
Attributable to:			
Equity holders of UCB S.A.		367	755
Minority interest		-	-
Basic earnings per share (EUR)			
from continuing operations	32	2.54	1.88
from discontinued operations	32	-	3.38
Total basic earnings per share		**2.54**	**5.26**
Diluted earnings per share (EUR)			
from continuing operations	32	2.48	1.85
from discontinued operations	32	-	3.32
Total diluted earnings per share		**2.48**	**5.17**

Consolidated Balance Sheet

At 31 December - € million	Note	2006	2005
ASSETS			
Non-current assets			
Intangible assets	17	2 537	721
Goodwill	18	4 346	1 663
Property, plant and equipment	19	666	500
Deferred income tax assets	28	110	176
Employee benefits	29	14	17
Financial and other assets	20	470	337
Total non-current assets		**8 143**	**3 414**
Current assets			
Inventories	22	432	261
Trade and other receivables	23	800	554
Income tax receivables		91	53
Financial and other assets	20	58	51
Cash and cash equivalents	24	974	424
Total current assets		**2 355**	**1 343**
Total assets		**10 498**	**4 757**
EQUITY AND LIABILITIES			
Equity			
Capital and reserves attributable to UCB shareholders	25	4 574	2 409
Minority interest		204	-
Total equity		**4 778**	**2 409**
Non-current liabilities			
Interest-bearing loans and borrowings	27	3 049	1 024
Deferred income tax liabilities	28	845	291
Employee benefits	26,29	146	112
Provisions	30	124	121
Other liabilities	31	35	53
Total non-current liabilities		**4 199**	**1 601**
Current liabilities			
Interest-bearing loans and borrowings	27	65	31
Provisions	30	70	52
Trade and other liabilities	31	1 142	565
Income tax payables		244	99
Total current liabilities		**1 521**	**747**
Total liabilities		**5 720**	**2 348**
Total equity and liabilities		**10 498**	**4 757**

Consolidated Cash Flow Statement

For the year ended 31 December - € million		2006	2005
Profit from continuing operations		**367**	**270**
Depreciation of property, plant and equipment	19	54	54
Amortisation of intangible assets	17	36	38
Impairment of non-financial assets	12	4	67
Loss/(gain) on disposals other than property, plant and equipment		(77)	-
Equity settled share-based payment expense	26	5	2
Profit from disposed operations, other than discontinued operations		(59)	(26)
Net interest (income)/expense	15	51	38
Impairment of financial assets	15	-	3
Net non-cash financing costs		60	(38)
Financial instruments – change in fair value	15	(7)	(2)
Dividend income	15	(2)	(2)
Income tax expense	16	150	92
Cash flow from operating activities before changes in working capital, provisions and employee benefits		**582**	**496**
Decrease/(increase) in inventories		(14)	(14)
Decrease/(increase) in trade & other receivables and other assets		(125)	(20)
Increase/(decrease) in trade & other payables		153	(38)
Net movement in provisions and employee benefits		(37)	11
Net cash generated from operating activities		**559**	**435**
Interest received		78	33
Interest paid		(140)	(57)
Income taxes paid		(176)	(121)
CASH FLOW FROM OPERATING ACTIVITIES		**321**	**290**
Acquisition of intangible assets	17	(65)	(40)
Acquisition of property, plant and equipment	19	(65)	(86)
Acquisition of subsidiaries, net of cash acquired	6	(1 767)	-
Acquisition of other investments	20	(4)	(4)
Proceeds from sale of intangible assets		116	-
Proceeds from sale of property, plant and equipment		5	8
Proceeds from sale of subsidiaries, net of cash disposed		-	9
Proceeds from sale of businesses, net of cash disposed	8	122	12
Proceeds from sale of other investments		7	3
Proceeds from/(payments of) loans granted		-	2
Dividends received	15	2	2
CASH FLOW FROM INVESTING ACTIVITIES		**(1 649)**	**(94)**
Proceeds from borrowings	27	3 029	900
Repayment of borrowings	27	(990)	(2 100)
Payment of finance lease liabilities		(1)	(2)
Purchase of treasury shares	25	(29)	(10)
Dividend paid to UCB shareholders net of dividend paid on own shares		(125)	(123)
CASH FLOW FROM FINANCING ACTIVITIES		**1 884**	**(1335)**
CASH FLOW FROM DISCONTINUED OPERATIONS	7	**(12)**	**1 062**
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**544**	**(77)**
Cash and cash equivalents less bank overdrafts at the beginning of the year	24	395	467
Effect of exchange rate fluctuations		(5)	5
CASH AND CASH EQUIVALENTS LESS BANK OVERDRAFTS AT THE END OF THE YEAR		**934**	**395**

Consolidated Statement of Changes in Equity

€ million	Share capital & share premium	Treasury shares	Retained earnings	Other reserves	Cumulative translation adjustments	Minority interest	Total stockholders' equity
Balance at 1 January 2005	438	(85)	1 506	5	(224)	5	1 645
Available-for-sale financial assets – net of tax	-	-	-	12	-	-	12
Cash flow hedges – net of tax	-	-	-	(16)	-	-	(16)
Currency translation adjustments	-	-	-	-	149	-	149
Net income/(expense) recognised directly in equity	-	-	-	(4)	149	-	145
Profit	-	-	755	-	-	-	755
Total recognised income/(expense)	-	-	755	(4)	149	-	900
Dividend relating to 2004	-	-	(125)	-	-	-	(125)
Share-based payments	-	-	4	-	-	-	4
Treasury shares	-	(10)	-	-	-	-	(10)
Minority interests following divestiture of subsidiaries	-	-	-	-	-	(5)	(5)
Balance at 31 December 2005	**438**	**(95)**	**2 140**	**1**	**(75)**	**-**	**2 409**
Balance at 1 January 2006	438	(95)	2 140	1	(75)	-	2 409
Available-for-sale financial assets – net of tax	-	-	-	16	-	-	16
Cash flow hedges – net of tax	-	-	-	39	-	-	39
Currency translation adjustments	-	-	-	-	(49)	-	(49)
Net income/(expense) recognised directly in equity	-	-	-	55	(49)	-	6
Profit	-	-	367	-	-	-	367
Total recognised income/(expense)	-	-	367	55	(49)	-	373
Dividend relating to 2005	-	-	(125)	-	-	-	(125)
Share-based payments	-	-	5	-	-	-	5
Treasury shares	-	(29)	-	-	-	-	(29)
Issue of share capital – business combination	1 710	-	-	-	-	-	1 710
IFRS acquisition value surplus arising on business combination	-	-	-	231	-	-	231
Minority interest arising on business combination	-	-	-	-	-	204	204
Balance at 31 December 2006	**2 148**	**(124)**	**2 387**	**287**	**(124)**	**204**	**4 778**

Notes to the Consolidated Financial Statements

1. General information

UCB S.A. (UCB or the Company) and its subsidiaries (together the Group) is a global biopharmaceutical leader specialising in the therapeutic fields of central nervous system disorders, allergy and respiratory diseases, immune and inflammatory disorders and oncology. The Group has research & development facilities in Belgium and the UK, production and packaging facilities in Belgium, Switzerland, U.S.A., Japan, Germany, India, and Italy and sells in more than 40 countries on all continents.

On 25 September 2006 UCB announced its intention to acquire all the outstanding Schwarz Pharma shares in exchange for 0.8735 new UCB shares and a cash payment of 50 euro for each tendered Schwarz Pharma share. At the end of the tender offer on 28 December 2006, UCB received tenders for 87.62% of the total outstanding share capital of Schwarz Pharma or 86.8% of the fully diluted share capital. Consequently, the consolidated balance sheet of Schwarz Pharma has been consolidated as at 31 December 2006 applying the purchase method of accounting. The consolidated income statement of Schwarz Pharma will be fully consolidated as from 1 January 2007. Schwarz Pharma develops novel medicines in the therapeutic areas of central nervous system and drugs focused to treat cardiovascular and gastro-intestinal diseases. Schwarz Pharma has research & development facilities in Germany, U.S.A. and Ireland and production and packaging facilities in Germany, Ireland, U.S.A. and the People's Republic of China.

UCB S.A., the parent company, is a limited liability company incorporated and domiciled in Belgium. The registered office is at 60, Allée de la Recherche, B-1070 Brussels, Belgium.

UCB S.A. is listed on Euronext Brussels.

The Board of Directors made up the consolidated financial accounts of the UCB Group on 27 February 2007. They approved the consolidated financial statements and the statutory financial statements of UCB S.A. for issuance on 22 March 2007. These consolidated financial statements and the statutory financial statements of UCB S.A. are made available to its shareholders and others on 30 March 2007. The shareholders will be requested to approve the consolidated financial statements and the statutory financial statements of UCB S.A. at their annual meeting on 26 April 2007.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use by the European Union. All IFRS issued by the International Accounting Standards Board (IASB) and effective at the time of preparing these consolidated financial statements have been adopted for use in the European Union through the endorsement procedure established by the European Commission.

The consolidated financial statements have been prepared using the historical cost convention, except that certain items including available-for-sale investments and derivative financial instruments are shown at fair value.

The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.

Amendments to published standards effective in 2006

IAS 19 (Amendments), Employee Benefits, is mandatory for the Group's accounting periods beginning on or after 1 January 2006. It introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment only impacts the format and extent of disclosures presented in the accounts.

Standards, amendments and interpretations effective in 2006 but not relevant

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after 1 January 2006, but are not relevant to the Group's operations:

- IAS 39 (Amendment), The Fair Value Option;
- IAS 39 and IFRS 4 (Amendment), Financial Guarantee Contracts;
- IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources;
- IFRS 6, Exploration for and Evaluation of Mineral Resources;
- IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds; and
- IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment.

Standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 May 2006 or later periods but that the Group has not early adopted:

- IFRS 7, Financial Instruments - Disclosures, and the Complementary Amendment to IAS1, Presentation of Financial Statements – Capital Disclosures (effective for annual periods beginning on or after 1 January 2007). IFRS 7 introduces new disclosures relating to financial instruments. This standard does not have any impact on the classification and valuation of the Group's financial instruments.

- IFRS 8, Operating Segments, which replaces IAS 14 Segment Reporting (effective for annual periods beginning on or after 1 January 2009). IFRS 8 requires segment information to be disclosed based on the 'management approach' which means using the information reviewed by the key decision makers of an entity. Once IFRS 8 is effective, segment reporting under International Financial Reporting Standards and US Generally Accepted Accounting Principles will be converged except for some minor differences.

- IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning of or after 1 May 2006). IFRIC 8 requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from 1 January 2007, but it is not expected to have any impact on the Group's accounts;

- IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from 1 January 2007, but it is not expected to have any impact on the Group's accounts;

- IFRIC 11, IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). This interpretation clarifies the treatment to be applied in certain special cases of employee benefits involving different entities of a group; and

- IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008). This interpretation specifies the accounting treatment on concession contracts when the grantor is a public entity and the concession operator is a private entity. IFRIC 12 deals only with the accounting by the operator. It offers two models: recognition of either an intangible asset or a financial asset reflecting the right to receive cash flows from operation of the public sector asset.

Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

The following interpretations to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after 1 May 2006 or later periods but are not relevant for the Group's operations:

- IFRIC 7, Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies (effective from 1 March 2006). IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a currency of a hyperinflationary economy as its functional currency, IFRIC 7 is not relevant to the Group's operations; and

- IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. As none of the group entities have changed the terms of their contracts, IFRIC 9 is not relevant to the Group's operations.

2.2 Consolidation

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group applies the purchase method of accounting to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the remaining difference after reassessment is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Minority interests

Minority interest in the net assets of consolidated subsidiaries is identified separately from the Group's equity therein. Minority interest consists of the amount of this interest at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% to 50% of the voting rights. The Group's investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3 Segment reporting

A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments.

A business segment is a group of assets and operations engaged in providing products and services that are subject to risks and returns that are different from those of other business segments.

The geographical segment is the Group's primary reporting format, and the secondary reporting format is the business segment. The risks and returns of the Group's operations are primarily determined by geographical elements, such as the different markets each with its particularities and specific laws and regulations, rather than the different products the Group produces and commercialises. The basis for allocating the costs between segments is based on the legal entity in the geographical area that incurs the cost.

The Group's activities are in one business segment, biopharmaceuticals. There are no other significant classes of business, either singularly or in aggregate.

During 2005, UCB operated globally on the basis of two business segments, being Biopharmaceuticals and Surface Specialties. Due to the divestiture of all activities of the Surface Specialties business segment in the course of 2004 (Specialty Films) and 2005 (Specialty Chemicals), UCB's management has reviewed its internal reporting and adapted its segment reporting accordingly. Following this re-assessment of its segment reporting, UCB's primary reporting format as from 1 January 2006 onwards is based on its three main geographical areas, namely the U.S.A., Europe and Rest of World.

The comparative figures of last year have been restated in order to reflect the current segment reporting format.

2.4 Foreign currency translation

Functional and presentation currency

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in euro, which is the functional currency of the Company, and the presentation currency for the consolidated financial statements.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

Group companies

The results and financial position of all the Group's entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange difference arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially or wholly disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.5 Revenue recognition

Revenue is recognised when it is probable that future economic benefits associated with the transaction will flow to the entity and that these benefits can be measured reliably.

Revenue represent amounts received and receivable for goods supplied to customers after deducting trade discounts, cash discounts related to Medicaid in the U.S.A. and similar programmes in other countries, and volume rebates but excluding sales taxes.

Sale of goods

Revenue from sales of goods is recognised when:

- the significant risks and rewards of the ownership of goods are transferred to the buyer; the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
- the amount of revenue can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the entity; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Estimates of expected sales returns, charge-backs granted to government agencies, wholesalers, managed care and other customers are deducted from revenue at the time the related revenue is recorded or when the incentives are offered.

Such estimates are calculated on the basis of historical experience and the specific terms in the individual agreements.

Sale of intellectual property

The principle rule of the sale of intellectual property is that the sale is recorded as income at the time of the sale. Where the Group assumes an obligation in connection with a sale of intellectual property, the income is recognised in accordance with the term of obligation. On the sale of the intellectual property when the final sale is conditional on future events, the amount is recorded as income at the occurrence of such future events. Revenue is measured at fair value of the consideration received or receivable.

Royalty income

Royalties are recognised on an accrual basis in accordance with the substance of the relevant agreement.

Interest income

Interest is recognised on a time proportion basis that takes into account the effective yield on the asset.

Dividend income

Dividends are recognised when the shareholder's right to receive the payment is established.

2.6 Cost of sales

Cost of sales includes primarily the direct production costs, related production overhead and the amortisation of the related intangible assets as well as services rendered.

Start-up costs are expensed as incurred. Royalty expenses directly linked to goods sold are included in "Cost of Goods Sold".

2.7 Research & Development

Internally-generated intangible assets - Research & Development expenditure

All internal Research & Development costs are expensed in the income statement as incurred. Due to the long development period and significant uncertainties relating to the development of new products, including risks regarding clinical trials and regulatory approval, it is concluded that the Group's internal development costs in general do not meet the capitalisation criteria in IAS 38 (Intangible Assets). Thus the technical feasibility criteria of IAS 38 are not considered fulfilled before regulatory approval is obtained.

Acquired intangible assets

For acquired in-process Research & Development projects the probability to develop a successful drug is reflected in the cost of the asset and the probability recognition criteria are therefore always considered satisfied. As the cost of acquired in-process Research & Development projects can often be measured reliably, these projects fulfil the criteria for capitalisation.

The intangible assets are amortised on a straight-line basis over their estimated useful life beginning from the moment when they are available for use.

2.8 Income taxes

The income tax charge is based on the results for the year and includes current and deferred income taxes. These charges are recorded in the income statement except when they relate to items directly recorded in equity, in which case they are directly recorded in equity.

Current income tax is the amount of the income tax to pay based on the taxable profit of the period, as well as any adjustments relating to previous years. It is calculated using local tax rates adopted or substantially enacted at the closing date.

Deferred income tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method.

Deferred income tax liabilities are generally recognised for all taxable temporary differences and deferred income tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred income tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred income tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred income tax assets and liabilities are off-set when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2.9 Intangible assets

Patents, licenses, trademarks and other intangible assets

Patents, licenses, trademarks and other intangible assets are initially recorded at cost. Where these assets have been acquired through a business combination, the cost will be the fair value allocated in the purchase method of accounting. Where these have been acquired other than through a business combination, the initial fair value will be the purchase price.

Intangible assets are amortised over their useful lives on a straight-line basis as from the moment they are available for use (i.e. when regulatory approval has been obtained).

Estimated useful life is the lower of the contract life or the economic useful life (between 5 to 20 years). Trademarks are considered to have a definite economic useful life; therefore no intangible assets with an indefinite life have been identified.

Computer software

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives (3 to 5 years) on a straight-line basis.

2.10 Goodwill

Goodwill arises when the cost of a business combination at the date of acquisition is in excess of the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill on acquisition of subsidiaries is presented on the face of the balance sheet, whereas the goodwill on acquisitions of associated companies is included in investments in associated companies.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. In 2004, the goodwill following the acquisition of Celltech, was allocated to the biopharmaceutical business segment. At that time UCB operated under two different business segments, being Biopharmaceuticals and Surface Specialties. Due to the change in the segment reporting as from 1 January 2006, the goodwill from the Celltech acquisition has been allocated to the cash-generating units reflecting the geographical reporting format. Therefore this goodwill is now allocated to U.S.A., Europe and Rest of World.

As goodwill is considered to have an indefinite life, it is tested for impairment annually, and whenever there is an indication that it may be impaired, by comparing its carrying amount with its recoverable amount. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

In case the fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess remaining after reassessment is recognised immediately in the income statement.

2.11 Property, plant and equipment

All property, plant and equipment are carried at cost less accumulated depreciation and impairment losses except for property, plant and equipment under construction, which is carried at cost less accumulated impairment losses. Cost includes all directly attributable costs of bringing the asset to the working condition for its intended use.

Land is not depreciated.

Depreciation is charged so as to write-off the cost or valuation of assets, other than land and properties under construction, over their estimated useful lives, using the straight-line method to their estimated residual value. The depreciation is computed from the month the asset is ready to be used.

The residual value and the useful life of an asset is reviewed at least at each financial year-end and, if expectations differ from previous estimates, the change(s) are be accounted for as a change in an accounting estimate in accordance with IAS 8 *(Accounting Policies, Changes in Accounting Estimates and Errors)*.

The following useful lives are applicable to the main property, plant and equipment categories:

• Buildings	20 - 33 years
• Machinery	7 - 15 years
• Laboratory equipment	7 years
• Prototype equipment	3 years
• Furniture and fixtures	7 years
• Vehicles	5 - 7 years
• Computer equipment	3 years
• Asset held under finance lease	shorter of asset's useful life and leasing term

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Borrowing costs directly attributable to the acquisition, construction or production of an asset requiring a long preparation are not included in the cost of this asset but are expenses as incurred.

Investment property is land and buildings held to earn rentals that are carried at amortised cost and depreciated on a straight-line basis over their estimated useful lives. The underlying useful lives correspond to those of self-used tangible assets. Given the insignificant amount of investment property, it is not separately presented in the balance sheet.

2.12 Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Finance leases

Assets held under finance leases are recognised as assets of the Group at the lower of their fair value and the present value of the minimum lease payments less cumulative depreciation and impairment losses. The corresponding liability to the lessor is included in the balance sheet as obligations under finance leases.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised in the income statement.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the

Group adopts for depreciable assets that are owned. If there is reasonable certainty that the Group will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise the asset is depreciated over the shorter of the lease term and its useful life.

Operating leases

Lease payments under an operating lease are recognised in the income statement on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

2.13 Impairment of non-financial assets

At each reporting date, the Group reviews the carrying amounts of its intangible assets, goodwill and property, plant and equipment to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

Irrespective of whether there is an indication of impairment, an impairment assessment of the intangibles not yet available for use and goodwill is carried out annually. These assets are not amortised.

An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit (CGU) to which the asset belongs. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. To determine the value in use, the Group uses estimates of future cash flows generated by the asset or the CGU, using the same methods as those used in the initial measurement of the asset or the CGU on the basis of the medium-term plans of each business activity.

In case of goodwill, a 20-year cash flow projection is used. For other intangible assets, the period used is the period of protection provided by the relevant patent or know-how.

Estimated cash flows are discounted using an appropriate long-term market interest rate that reflects the best estimate of the time value of money, the risks specific to the asset or the CGU and the economic conditions in the geographical regions in which the business activity associated with the asset or the CGU is located.

An impairment loss is recognised directly in the income statement. The assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. The reversal of the impairment is recognised in the income statement. Impairment losses on goodwill are never reversed.

2.14 Financial assets

Financial assets, mainly investments, are recognised and derecognised on a trade date basis where the purchase or sale requires delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transaction costs for the investments that are not classified at fair value through profit and loss.

Financial assets at fair value through profit or loss and available-for-sale financial assets

Investments other than held-to-maturity debt securities are classified as either financial assets at fair value through profit or loss or as available-for-sale financial assets, and are measured at subsequent reporting dates at fair value. Where securities are classified as financial assets at fair value through profit or loss, gains and losses arising from changes in fair value are included in the income statement for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the securities are disposed of or are determined to be impaired, at which time the cumulative gain or loss, previously recognised in equity or a portion thereof in case of an impairment, is included in the income statement for the period.

Impairment of financial assets

Impairment losses recognised in the income statement for equity investments classified as available-for-sale are not subsequently reversed via the income statement. Impairment losses recognised in the income statement for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

2.15 Derivative financial instruments and hedging activities

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational, financing and investment activities. The Group policy does not engage in speculative transactions.

Derivative financial instruments are initially recorded at fair value and re-measured to fair value at the subsequent reporting dates. The method of recognising the resulting gains or losses depends on whether the derivative financial instrument is designated as a hedging instrument and if so, the nature of the item being hedged. The Group designates derivative financial instruments as either cash flow hedges, fair value hedges or net investment hedges.

The Group documents at inception of the transaction the relationship between the hedging instrument and the hedged items. The Group also documents its assessment, both at hedge inception and on an ongoing basis, as to whether the derivative financial instruments that are used in hedging transactions are highly effective in off-setting changes in fair values or cash flows of hedged items.

Cash flow hedges

Changes in fair value of derivative financial instruments that are designated as cash flow hedges are recognised immediately in equity. The ineffective portion is recognised in the income statement.

If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative financial instrument that had previously been recognised in equity are included in the initial measurement of the asset or liability.

If the cash flow hedge of a forecast transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains or losses that were recognised directly in equity are reclassified to the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement.

A cash flow hedge relationship is discontinued prospectively if the hedge fails the effectiveness test, the hedging instrument is sold, terminated or exercised, management revokes the designation or the forecasted transactions is no longer highly probable. Where a forecasted transaction is no longer highly probable but still expected to occur, hedging gains and losses previously deferred in equity remain in equity until the transaction affects profit or loss. Once the forecasted transaction is no longer expected to occur, any gain or loss is released immediately to the income statement.

Fair value hedges

Changes in the fair value of derivative financial instruments that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Net investment hedges

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Derivative financial instruments that do not qualify for hedge accounting

Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair value of any derivative financial instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

2.16 Inventories

Raw materials, consumables and goods purchased for resale are valued at the lower of their cost or their net realisable value. Cost is determined using the weighted average cost method. The cost of work in progress and finished goods comprises all the costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The conversion costs include the cost of production and the related fixed and variable production overhead costs (including depreciation charges).
Net realisable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in Marketing, Selling and Distribution.

2.17 Trade receivables

Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in the income statement when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

2.18 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits and other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within interest-bearing loans and borrowings in current liabilities on the balance sheet.

2.19 Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

2.20 Treasury shares

When the Group purchases its own shares, the amount paid, including attributable direct costs is accounted for as a deduction of equity. The proceeds from sales of shares are directly included in net equity with no impact on net income.

2.21 Share-based payments

The Group operates several equity-settled share-based compensation plans. In accordance with IFRS 1, IFRS2 (Share-based Payment) has been applied to all equity instruments granted after 7 November 2002 that were not yet vested as of 1 January 2005.

The services rendered by the employees as consideration for stock options are recognised as an expense. The expense corresponds to the fair value of the stock option plans and is charged to income on a straight-line basis over the vesting period of the plan.

The fair value of the stock option plan is measured at the grant date using the Black & Scholes valuation model taking into account the expected life and cancellation rate of the options. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

2.22 Provisions

Provisions are recognised in the balance sheet when:

- there is a present obligation (legal or constructive) as a result of a past event;
- it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the expenditure to settle the present obligation at the balance sheet date.

A restructuring provision is recognised when the Group has a detailed formal plan and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

2.23 Borrowings

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the Group's accounting policy.

2.24 Trade payables

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

2.25 Employee benefits

Pension obligations

The Group operates a number of defined benefit and defined contribution retirement benefit plans. Payments to defined contribution benefit plans are charged as an expense as they fall due.

The Group's commitments under defined benefits plans, and the related costs, are valued using the "projected unit credit method" with actuarial valuations being carried out regularly, at each balance sheet date for the main plans. Actuarial gains and losses that exceed 10% of the greater of the present value of the Group's defined benefit obligation and the fair value of plan assets are amortised over the expected average remaining working lives of the participating employees. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised actuarial gains and losses and unrecognised past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the lower of the amount determined and unrecognised actuarial loss and past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Other long-term employee benefits

These benefits are accounted for on the same basis as post-employment benefits except that all actuarial gains and losses are recognised immediately and no "corridor" is applied and all past service cost is recognised immediately.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after balance sheet date are discounted to present value.

Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the profit attributable to the Company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation and a reliable estimate of the obligation can be made.

2.26 Non-current assets held for sale and discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or that is classified as held for sale. It represents a major separate line of business or geographical area of operations and is part of a single coordinated plan to dispose of; or is a subsidiary acquired exclusively with a view to resale. Non-current assets or a disposal group are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the Company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with the applicable accounting standard. Following the classification as held for sale, non-current assets and disposal groups are measured at the lower of the assets' previous carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortised.

3. Critical judgements and accounting estimates

Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

3.1 Critical judgements in applying accounting principles

Revenue recognition

The nature of the Group's business is such that many sales transactions do not have a simple structure. Sales agreements may consist of multiple arrangements occurring at the same or at different times. The Group is also party to out-licensing agreements, which can involve upfront and milestone payments that may occur over several years and involving certain future obligations. Revenue is only recognised when the significant risks and rewards of ownership have been transferred and when the Group does not retain continuing managerial involvement or effective control over the goods sold or when the obligations are fulfilled. This might result in cash receipts being initially recognised as deferred income and then released to income in subsequent accounting periods based on the different conditions specified in the agreement.

3.2 Critical accounting estimates and assumptions

The preparation of the financial statements in conformity with IFRS as adopted for use by the European Union requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.

Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making the reported amounts of revenue and expenses that may not be readily apparent from other sources. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Revenue recognition

The Group has accruals for expected sales returns, charge-backs and other rebates, including Medicaid in the U.S.A. and similar rebates in other countries. Such estimates are based on analyses of existing contracts or legislations, historical trends and the Group's experience. As these deductions are based on management estimates, the actual deductions might differ from those estimates.

Environmental provisions

The Group has provisions for environmental remediation costs, which are disclosed in Note 30. The most significant elements of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat contamination at certain other sites, mainly related to the discontinued chemical and films activities of the Group. Future remediation expenses are affected by a number of uncertainties that include, amongst others, the detection of previously unknown contaminated sites, the method and extent of remediation, the percentage of waste attributable to the Group, and the financial capabilities of the other potentially responsible parties. Given the inherent difficulties in estimating the liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts currently accrued. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and timing of future expenditures and the results of future operations. Such changes that arise could impact the provisions recognised in the balance in the future.

Intangible assets and goodwill

The Group has intangible assets with a carrying value of 2 537 million euro (Note 17) and goodwill with a carrying amount of 4 346 million euro (Note 18). Intangible assets are amortised over their useful lives on a straight-line basis as from the moment they are available for use (i.e. When regulatory approval has been obtained).

Management estimates that the useful life for acquired in-progress R&D compounds equals the period these compounds benefit from patent protection or data exclusivity. For the intangible assets acquired through a business combination and which comprises compounds that are marketed but for which no patent protection or data exclusivity exists, management estimates that the useful life equals to the period in which these compounds will realise substantially all the cash contributions.

The capitalised amounts are annually reviewed for impairment as described above. To assess if any impairment exits, estimates are made of the future cash flows expected to result from the use of these assets and their eventual disposal. Actual outcomes could vary significantly from such estimates of discounted future cash flows. Factors such as the entrance or absence of competition, technical obsolescence or lower than expected rights could result in shortened useful lives and impairments.

Employee benefits and share-based payments

The Group has many defined benefit plans (Note 29) and share-based payment schemes (Note 26) currently in place. The calculation of the assets or liabilities related to these schemes or the impact they might have on the shareholders' equity are based upon statistical and actuarial assumptions. This is in particular the case for the present value of the defined benefit obligation which is impacted by assumptions on discount rates used to arrive at the present value of future pension liabilities, and assumptions on future increases in salaries and benefits. Furthermore, the Group uses statistically based assumptions such as future withdrawals of participants from the schemes and estimates on life expectancy. The assumptions used might significantly differ from the actual results due to changes in the market and economic conditions, higher or lower employee turnover, or other changes in the factors being assessed. The differences could impact the assets, liabilities recognised in the balance sheet or the shareholders' equity.

4. Financial risk management

The Group is exposed to various financial risks arising from its underlying operations and corporate finance activities. The Group's financial risk exposures are predominantly related to changes in foreign exchange rates, interest rates and the creditworthiness and the solvency of the Group's counterparties, and to a lesser extent to equity prices.

Financial risk management within the Group is governed by policies and guidelines approved by senior management. These policies and guidelines cover foreign exchange risk, interest rate risk, market risk, credit risk and liquidity risk. Group policies and guidelines also cover areas such as cash management, investment of excess funds and the raising of short- and long-term debt. Compliance with the policies and guidelines is managed by segregated functions within the Group.

The objective of financial risk management is to contain, where deemed appropriate, exposures in the various types of financial risks mentioned above in order to limit any negative impact on the Group's results and financial position.

The Group actively measures, monitors and manages its financial risk exposures by various functions pursuant to segregation of duties principles.

In accordance with its financial risk policies, the Group manages its market risk exposures through the use of financial instruments such as derivative financial instruments, when deemed appropriate. It is the Group's policy and practice not to enter into derivative transactions for speculative purposes.

Foreign exchange risk

The Group operates across the world and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in euro. The Group actively monitors its currency exposures, and when appropriate, enters into transactions with the aim of preserving the value of assets, and hedging commitments and anticipated transactions. The Group uses forward contracts, foreign exchange options and cross-currency swaps to hedge certain committed and anticipated foreign exchange flows and financing transactions.

The instruments purchased to hedge transaction exposure are primarily denominated in U.S. dollar, GB pound, Japanese yen and Swiss franc, the currencies where the Group has its most important exposures up to a period of 6 to 18 months.

Translation exposure arises from the consolidation of the foreign currency denominated financial statements of the Group's foreign subsidiaries. The effect on the Group's consolidated equity is shown as a cumulative translation adjustment.

Interest rate risk

Changes in interest rates may cause variations in interest income and expenses resulting from interest-bearing assets and liabilities. In addition, they can affect the market value of certain financial assets, liabilities and instruments as described in the following section on market risk of financial assets. The interest rates on the Group's major debt instruments are floating rates, as described in Note 27. The Group uses interest rate derivatives to manage its interest rate risk.

Market risk of financial assets

Changes in the market value of certain financial assets and derivative financial instruments can affect the net income or financial position of the Group. Financial long-term assets are held for contractual purposes and marketable securities are held for mainly regulatory purposes. The risk of loss in value is managed by reviews prior to investing and continuous monitoring of the performance of investments and changes in their risk profile.

Investments in equities, bonds, debentures and other fixed income instruments are entered into on the basis of guidelines with regard to liquidity and credit rating.

Credit risk

Credit risk arises from the possibility that the counterparty to a transaction may be unable or unwilling to meet its obligations causing a financial loss to the Group. Trade receivables are subject to a policy of active risk management, which focuses on the assessment of country risk, credit availability, ongoing credit evaluation and account monitoring procedures. There are no significant concentrations within trade receivables of counterparty credit risk due to the Group's large number of customers and their wide geographical spread. For some credit exposures in critical countries, the Group has obtained credit insurance.

The exposure of other financial assets to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counterparties, regular reviews of credit ratings, and setting defined limits for each individual counterparty. Where appropriate to reduce exposure, netting agreements under an ISDA (International Swaps and Derivatives Association) master agreement are signed with the respective counterparties. The maximum exposure to credit risk resulting from financial activities, without considering netting agreements, is equal to the carrying amount of financial assets plus the positive fair value of derivative instruments.

Liquidity risk

The Group maintains sufficient reserves of cash and readily realisable marketable securities to meet its liquidity requirements at all times. In addition, the Group has certain unutilized revolving committed facilities at its disposition.

5. Segment reporting

Primary reporting format - Geographical segments

During 2005 the Group operated on a worldwide basis in two business segments, being:

- Biopharmaceuticals; and
- Surface Specialties.

However, the Surface Specialties business segment was discontinued since last year; hence management decided that the geographical segment by location of assets is more relevant as primary reporting format going forward. Therefore, the 2005 figures have been restated for comparison reasons. The types of products provided by the legal entities in each geographical area are similar, i.e. Human pharmaceutical products in three core therapeutic areas: central nervous system disorders, immunology (including autoimmune diseases, inflammation and allergy) and oncology.

The areas of operations are:

- United States of America (including Canada)
- Europe; and,
- Rest of World

There are significant sales and other transactions between the geographical segments. The inter-segment sales and other inter-segment transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties. This implies that transfer prices between segments are set on an arm's length basis. Segment results, assets and liabilities include the ones directly attributable to a segment as well as the ones that can be allocated to a segment on a reasonable basis.

United States of America

This area of operations contains the Group's activities in the United States of America and Canada.

Europe

This area of operations contains the Group's activities in the 27 countries of the European Union, Switzerland, Norway, Russia and Turkey.

Rest of World

This area of operations contains the Group's activities in the different countries in Asia, Africa, Oceania and South America.

Primary reporting format - Geographical segments

€ million For the year ended as at 31 December 2006	USA	Europe	Rest of World	Unallocated[1]	Total
Income and Expenses					
Sales to 3rd party[2]	985	907	296	-	2 188
Inter-segment sales[3]	2	431	1	(434)	-
Royalty income[4]	152	178	5	-	335
Segment result/Operating profit[5]	455	804	29	(717)	571
Net financing cost				(54)	(54)
Profit before income taxes					517
Income tax expense				(150)	(150)
Profit/loss from continuing operations					367
Discontinued operation – net of tax[6]					-
Profit/loss for the period					367
Segmental expense information					
Depreciation charges	(8)	(42)	(3)	(1)	(54)
Amortisation charges	(12)	(21)	(3)	-	(36)
Restructuring expenses	(2)	(19)	(1)	-	(22)
Impairment of Goodwill and Intangible Assets[7]	-	-	-	-	-
Other non-cash expenses	(10)	(18)	(1)	(8)	(37)
Other segment information					
Total segment assets[8] (including Schwarz Pharma)	3 242	5 232	495	1 529	10 498
Total segment liabilities[9] (including Schwarz Pharma)	404	840	98	4 378	5 720
Gross capital expenditures[10]	8	118	4	-	130

€ million For the year ended as at 31 December 2005	USA	Europe	Rest of World	Unallocated[1]	Total
Income and Expenses					
Sales to 3rd party[2]	838	899	306	-	2 043
Inter-segment sales[3]	-	326	2	(328)	-
Royalty income[4]	135	158	5	-	298
Segment result/Operating profit[5]	259	653	25	(573)	364
Net financing cost				(2)	(2)
Profit before income taxes					362
Income tax expenses				(92)	(92)
Profit/loss from continuing operations					270
Discontinued operation – net of tax[6]				485	485
Profit/loss for the period					755
Segmental expense information					
Depreciation charges	(9)	(41)	(3)	(1)	(54)
Amortisation charges	(13)	(23)	(2)	-	(38)
Restructuring expenses	(26)	(5)	(5)	(3)	(39)
Impairment of Goodwill and Intangible Assets[7]	(2)	(65)	-	-	(67)
Other non-cash expenses	(6)	(67)	(5)	28	(50)
Other segment information					
Total segment assets[8]	1 527	2 144	124	962	4 757
Total segment liabilities[9]	165	586	100	1 497	2 348
Gross capital expenditures[10]	6	93	27	-	126

[1] *Unallocated items represent income, expenses, assets and liabilities of corporate functions that are not directly attributable to specific geographical segments.*

[2] *Product sales to third parties are allocated to the geographical segments based on the country in which the assets are located.*

[3] *Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.*

[4] *Royalty income is allocated to the geographical segments based on the country that receives the royalty.*

[5] *Operating profit is allocated to the geographical segments as recorded by the legal entities in the respective regions.*

[6] *Discontinued operations in 2005 was related to Surface Specialties (in 2006 no significant amounts have been reported as discontinued operations).*

[7] *All impairments are recorded in the income statement.*

[8] *Assets are allocated to the geographical segments where the assets are located. Unallocated assets are cash and cash equivalents, financial assets, derivatives, current and deferred taxes and the headquarter building.*

[9] *Liabilities are allocated to the geographical segments as recorded by the legal entities in the respective regions. Unallocated liabilities are financial liabilities, derivatives, current and deferred income taxes, leasing liability related to the headquarter building and the accrued liabilities related to the business combination.*

[10] *Additions to tangible and intangible assets are allocated to the geographical segments in which the assets are located/held.*

Secondary reporting format Business segments

The Group's activities are in one business segment, Biopharmaceuticals. There are no other significant classes of business, either singularly or in aggregate. This business segment includes research, development, manufacturing and marketing of products in the therapy fields of central nervous system disorders, allergy and respiratory diseases, immune and inflammatory disorders and oncology.

6. Business combinations

Details of net assets acquired and goodwill are as follows:

€ million	
Purchase consideration:	
• Cash consideration	2 138
• Direct costs relating to the acquisition	37
• Fair value of shares issued	1 941
Total purchase consideration	4 116
Fair value of net assets acquired	1 342
Goodwill (see Note 18)	2 774

On 28 December 2006, the Group acquired 86.8% of the total outstanding Schwarz Pharma AG shares on a fully diluted basis. Schwarz Pharma is a pharmaceutical company with activities in research, development, manufacturing, and marketing of novel medicines in the therapeutic field of central nervous disorders. It also manufactures and develops drugs focused to treat cardiovascular and gastro-intestinal diseases. Schwarz Pharma's products are mostly prescription-only medications and are mainly distributed by pharmaceutical wholesalers. Schwarz Pharma is operating in similar geographical areas as UCB.

The closing of the extended tender offer took place on 28 December 2006 and consequently, the consolidated balance sheet of Schwarz Pharma has been consolidated as at 31 December 2006 applying the purchase method of accounting. The consolidated income statement of Schwarz Pharma will be fully consolidated as from 1 January 2007. Due to the fact that the acquisition has taken place near year-end, and that UCB has not yet finalised the purchase price allocation, the purchase price allocation below is only provisional and might, in conformity with IFRS 3, change in the course of 2007.

The goodwill is attributable to the workforce of the acquired business, the significant synergies expected to arise after the Group's acquisition of Schwarz Pharma and the very early stage research and development projects of the acquired group.

IFRS 3 (Business Combinations) requires the cost of the business combination to include the fair value of the equity instruments issued at the date of exchange. The business combination has been achieved in one single transaction, although the offering period has been extended, implying that the date of exchange is the date of acquisition, when UCB effectively obtained control over Schwarz Pharma. On the date of exchange being 28 December 2006, the quoted price amounted to 52 euro per UCB share. The fair value of the shares issued amounted to 1 941 million euro.

The assets acquired and liabilities assumed as of 31 December 2006 arising from the acquisition are as follows:

€ million	Note	Fair value	Acquiree's carrying amount
Cash and cash equivalents	24	277	277
Property, plant and equipment	19	212	179
Intangible assets	17	1 816	106
Local goodwill		-	42
Non-current financial and other assets	20	37	37
Inventories	22	193	97
Deferred tax assets	28	13	97
Current income tax receivable		11	11
Trade and other receivables	23	228	228
Current income tax payable		(94)	(94)
Trade and other payables	31	(358)	(358)
Employee benefits	29	(47)	(39)
Other provisions	30	(34)	(1)
Interest-bearing loans and borrowings	27	(15)	(15)
Other long term debt	27	(2)	(2)
Deferred tax liabilities	28	(691)	-
Net assets		1 546	
Minority interests (13.2%)		(204)	
Net assets acquired		1 342	565
Purchase consideration to be settled in cash			2 175
Purchase price already settled in cash			2 044
Cash and cash equivalents in subsidiary acquired			(277)
Cash outflow on acquisition			1 767

The difference between the purchase consideration to be settled in cash and the purchase price settled in cash relates mainly to the settlement of the second offering period which took place in the beginning of 2007.

There were no acquisitions in the year ended 31 December 2005.

7. Discontinued operations

The gain of the year from discontinued operations amounts to 0.3 million euro and is mainly due to the update of the long-term environmental provisions recognised upon the 2005 divestiture of Surface Specialties and the 2004 divestiture of the Specialty Films activities.

The net cash outflow of 12 million euro reflects mainly the cash outflows related to the reimbursement of pre-closing tax liabilities to Cytec Industries Inc. as contractually foreseen in the sale agreement.

8. Disposal of business unit other than discontinued operations

On 17 January 2006, UCB announced the sale of its Bioproduct Manufacturing Division, located in Belgium, to Lonza AG. The sale was substantially completed on 28 February 2006. This division, active in the chemical peptide manufacturing, employs approximately 300 people. The total consideration received for the sale of the division amounts to 120 million euro.
The capital gain on the sale of this division is as follows:

€ million	at 28 February 2006
Property, plant and equipment	24
Inventories	25
Current assets	7
Total assets	56
Trade payables	3
Other current liabilities	10
Total liabilities	13
Total cash consideration	120
Initial price adjustment	2
Net assets disposed of	(43)
Provisions, liabilities and curtailment gain remaining at UCB	(20)
Net gain on disposal before income taxes	59
Net cash inflow arising from disposal	122

9. Operating expenses by nature

The operating expenses by nature for the year 2006 and 2005 amount to:

€ million	2006	2005
Employee benefit expenses	616	507
Depreciation of property, plant and equipment	54	54
Amortisation of intangible assets	36	38
Impairment charge on assets	4	67
Total operating expenses by nature	**710**	**666**

10. Employee benefit expense

The employee benefit expense for the year can be detailed as follows:

€ million	2006	2005
Wages and salaries	433	399
Social security costs	98	86
Post-employment benefits – defined benefit plans	18	5
Post-employment benefits – defined contribution plans	15	7
Share-based payments granted to employees and directors	6	4
Insurance	17	-
Other employee benefits	29	6
Total employee benefit expense	**616**	**507**

The charges for employee benefits are included in the relevant expenditure line by function, except when they relate to discontinued operations, where they are recorded in the result of discontinued operations. Other employee expenses consist mainly of termination benefits, severance payments, and other long-term and short-term disability benefits.
For further detail about employee benefit plans and share-based payments costs, refer to Note 29 and Note 26, respectively.

Headcount at 31 December	2006	2005
Hourly Paid	861	1 127
Monthly Paid	4 844	4 783
Management	2 772	2 615
Total	**8 477**	**8 525**

11. Other operating income and expenses

UCB and sanofi–aventis entered into an agreement to co-promote in the United States the prescription antihistamine medicine Xyzal®.
An upfront payment of 30 million U.S. dollar (24 million euro) was recognised for the global collaboration with Biogen IDEC to jointly develop and commercialize CDP323 for the treatment of relapsing – remitting multiple sclerosis (MS) and other potential indications.

12. Impairment of non-financial assets

A review of the carrying amounts of the Group's assets resulted in the recognition of impairment charges amounting to 4 million euro (2005: 67 million euro). These impairment charges are partly related to the intangible assets recognised at the moment of the acquisition of the Celltech Group plc for an amount of 0.5 million euro.

13. Restructuring expenses

The restructuring expenses as at 31 December 2006 totalled 22 million euro, comprising mainly of integration costs for 4 million euro, the costs related to the closure of UCB Molins site in Spain for 8 million euro and the further streamlining of production capabilities.

14. Other income and expenses

The 122 million euro is mainly the result of the pursued transformation of UCB from a diversified group into a biopharmaceutical company triggering a number of non-core disposals and divestitures within the product portfolio of the Group and a rationalisation of the production facilities.

On 18 January 2006, UCB announced the sale of the U.S. Rights of its mastocytosis treatment Gastrocrom® to the closely held company Azur Pharma. UCB recorded a capital gain before income taxes of approximately 9 million euro.

In January 2006, UCB sold its Bioproducts Manufacturing Division, located in Belgium, to Lonza AG of Switzerland. The sale was substantially completed on 28 February 2006. The total consideration received amounted to 120 million euro and was later adjusted in favour of UCB to reflect customary working capital adjustments. The capital gain recognised in 2006 on this transaction reached 59 million euro before income taxes.

On 24 April 2006, UCB announced that it has reached an agreement with Recordati to transfer back the sales and marketing rights in Germany of Corifeo®, an antihypertensive calcium channel blocker, for a payment to UCB of 10 million euro. UCB recorded a capital gain before income taxes of 10 million euro.

On 25 May 2006, UCB announced that it had reached an agreement with Adams Respiratory Therapeutics Inc. To sell Delsym™, an over-the-counter 12-hour liquid cough suppressant. UCB recorded a capital gain before income taxes of 71 million U.S. dollar (57 million euro), following the disposal of the related net intangible assets and sale of the stock on hand.

15. Financial income and financing costs

The net finance costs for the year 2006 amount to EUR 54 million compared to net finance costs of 2 million euro in 2005. The breakdown of the financial income and the financing costs is as follows:

Financial income

€ million	2006	2005
Interest income	18	11
Dividend income	2	2
Net foreign exchange gains/(losses)	(8)	(2)
Net revaluation to fair value of derivatives	7	2
Write-downs and impairment on financial assets	-	(3)
Net other financial income/(expense)	(4)	36
Total financial income	**15**	**46**

Financing costs

€ million	2006	2005
Interest expenses	(69)	(49)
Interest rate swaps : cash flow hedges, transfer from equity	-	1
Total financing costs	**(69)**	**(48)**

Net other financial income/expense: In 2005, as part of the Celltech acquisition, UCB inherited a series of corporate entities worldwide, which were the result of various transactions Celltech previously entered into (acquisitions of Medeva Ltd., Chirosciences or Oxford GlycoSciences). The funding of the legacy Celltech entities was mainly ensured by means of inter-company loan notes, denominated either in U.S. dollar or GB pound. It is UCB's policy to hedge the currency risk of such inter-company transactions and both the application of this policy to the legacy Celltech legal entities and the integration/restructuring of these companies within UCB throughout 2005 led to a one-time net exchange gain of 40 million euro in 2005.

16. Income tax expense

The income tax expense increases by 58 million euro from 92 million euro as at 31 December 2005 to 150 million euro as at 31 December 2006 and can be presented as follows:

€ million	2006	2005
Current income taxes	(227)	(145)
Deferred income taxes	77	53
Total income tax expense	**(150)**	**(92)**

The Group operates internationally, implying being subject to income taxes in many different tax jurisdictions. The income tax expense on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies.

Reconciliation between the theoretical income taxes and the effective income taxes

€ million	2006	2005
Profit before income taxes	517	362
Tax calculated at domestic tax rates applicable in the respective countries	(152)	(108)
Expenses non deductible for tax purposes	(105)	(107)
Non taxable income	72	115
Tax credits	2	5
Variation in tax rates	(1)	1
Other tax rate effects	38	38
Current tax adjustments related to prior years	(9)	(1)
Deferred tax adjustments related to prior years	3	-
Reversal of write-downs/(write-downs) of previously recognised deferred tax assets	12	(17)
Withholding tax impact on intercompany dividends	(9)	(12)
Other taxes	(1)	(6)
Total income tax expense	**(150)**	**(92)**

The change in the effective tax rate from 25.4 % in 2005 to 29.0 % in 2006 is mainly the result of non-recurring income that was realised and taxed in jurisdictions with a high corporate tax rate.

Income taxes were directly recognised in equity

€ million	2006	2005
Effective portion of changes in fair value of cash flow hedges	(20)	8
Income taxes directly recognised in equity	**(20)**	**8**

17. Intangible assests

€ million	Trademarks, patents and licenses	Other	Total
Gross carrying amount at 1 January 2006	**408**	**473**	**881**
Acquisition through business combinations	606	1 210	1 816
Additions	29	36	65
Disposals	(9)	-	(9)
Transfer from one heading to another	8	(8)	-
Disposals through sale of businesses	(44)	-	(44)
Currency translation adjustments	(5)	12	7
Gross carrying amount at 31 December 2006	**993**	**1 723**	**2 716**
Accumulated amortisation and impairment losses at 1 January 2006	**(90)**	**(70)**	**(160)**
Additions	(34)	(2)	(36)
Disposals	8	-	8
Disposals through sale of businesses	7	-	7
Currency translation adjustments	2	-	2
Accumulated amortisation and impairment losses at 31 December 2006	**(107)**	**(72)**	**(179)**
Net carrying amount at 31 December 2006	**886**	**1 651**	**2 537**

€ million	Trademarks, patents and licenses	Other	Total
Gross carrying amount at 1 January 2005	**413**	**476**	**889**
Additions	29	11	40
Disposals	(1)	-	(1)
Transfer from one heading to another	8	(8)	-
Disposal through sale of businesses	(68)	(20)	(88)
Currency translation adjustments	27	14	41
Gross carrying amount at 31 December 2005	**408**	**473**	**881**
Accumulated amortisation and impairment losses at 1 January 2005	**(65)**	**(15)**	**(80)**
Additions	(37)	(3)	(40)
Disposals	1	-	1
Impairment losses recognised in the income statement	(7)	(60)	(67)
Disposal through sale of businesses	20	8	28
Currency translation adjustments	(2)	-	(2)
Accumulated amortisation and impairment losses at 31 December 2005	**(90)**	**(70)**	**(160)**
Net carrying amount at 31 December 2005	**318**	**403**	**721**

Other tangible assets include mainly acquired intangible assets not yet available for use.

The majority of the Group's intangible assets result from the acquisitions made by the Group. The patents, licenses and trademarks are recorded at fair value in the purchase method of accounting and are subsequently amortised over their useful life.

The Group has currently no internally generated intangible assets from development as the criteria for recognition under IFRS are not met.

Furthermore the Group has recognised intangible assets that are not yet available for use. These intangible assets are accounted for at fair value at the moment of the business combination and are tested for impairment on an annual basis. The basis of calculation of the recoverable amount is the value in use. To determine the value in use, cash flow projections are used based on financial budgets approved by the management covering the period until the estimated expiry date of the patent or when substantially all cash flows are expected to have occurred. The growth rate is the weighted average growth rate used to extrapolate cash flows beyond the budget period and is between 1 and 3%. The discount rate is based on the rate which is derived from a capital asset pricing model using data from European and U.S. Capital markets. The discount rates vary taking into account if the intangible asset is related to either a commercialised compound or an in-progress research & development compound and in which region the products are or will ultimately be sold. UCB based its calculations on a discount rate varying between 9% and 12% post-tax. The use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

As at 31 December 2006, the Group recognised no impairment charges (2005: 60 million euro) on the carrying amounts of capitalised in-progress R&D or in-licensed compounds.

The Group has recognised an impairment charge of 0.5 million euro on the trademarks and royalty streams related to patented products (2005: 7 million euro).

The impairment charges have been accounted for in the income statement as impairment of non-financial assets.

18. Goodwill

The movements of the carrying value of goodwill and the allocation over the cash-generating units can be detailed as follows:

€ million	
At 1 January 2006	**1 663**
Additions through business combinations (Note 6)	2 774
Currency translation adjustments	(91)
Disposals through sale of businesses	-
At 31 December 2006	**4 346**
At 1 January 2005	**1 676**
Additions through business combinations	-
Currency translation adjustments	156
Disposals through sale of businesses	(169)
At 31 December 2005	**1 663**

€ million	2006	2005
U.S.A.	2 034	1 019
Europe	2 175	643
Rest of World	137	1
Total carrying value of goodwill at 31 December	**4 346**	**1 663**

On 28 December 2006, UCB has acquired 86.8% of the outstanding Schwarz Pharma shares on a fully diluted basis, following a public combined share and cash offer. The purchase method of accounting requires that the total purchase price is allocated over the assets acquired and the liabilities assumed, recognising the remaining amount as goodwill. Since the acquisition was done near year-end, the purchase price allocation has not yet been finalised and is therefore provisional. Upon completion, the purchase price allocation might differ from the provisional figures recognised in the consolidated financial statement at 31 December 2006. Management believes however that any changes following the completion of the purchase price allocation for 86.8% would not cause any significant changes in the carrying value of the goodwill recognised.

The goodwill is allocated to different cash-generating units (CGU). The recoverable amount of a CGU is determined based on value in use calculations. These calculations use cash flow projections based on financial budgets approved by the management covering a rather long term (20 years). This long term projections are justified taking into account that the development of biopharmaceuticals have a long development cycle. In that respect, Celltech has provided the Group mainly with a variety of early-stage compounds as well as a technological platform that is leveraged within the Group, whereas Schwarz Pharma mainly is related to late stage compounds and the early-stage developments of its late stage pipeline compounds. The growth rate is the weighted average growth rate used to extrapolate cash flows beyond the budget period and is between 1 and 3%. The discount rate is based on the rate which is derived from a capital asset pricing model adjusted to reflect the specific risks relating to the relevant segments. For 2006, UCB used a discount rate post-tax between 9% and 12%. Since the cash flows take into account tax expenses a post-tax discount rate is used in the calculations. The use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

The goodwill decreased by 169 million euro in 2005 due to the disposal of Surface Specialties.

19. Property, plant and equipment

The carrying values for the property, plant and equipment for the years 2005 and 2006 are as follows:

€ million	Land and buildings	Plant and machinery	Office, computer equipment, vehicles & other	Assets under construction	Total
Gross carrying amount at 1 January 2006	**383**	**411**	**119**	**8**	**921**
Additions through business combinations	115	51	13	33	212
Additions	14	26	13	12	65
Disposals	(6)	(18)	(18)	(1)	(43)
Transfers from one heading to another	(13)	(15)	3	25	-
Disposals through sale of businesses	(19)	(42)	(1)	-	(62)
Currency translation adjustments	(9)	(6)	(5)	(1)	(21)
Gross carrying amount at 31 December 2006	**465**	**407**	**124**	**76**	**1 072**
Accumulated depreciation at 1 January 2006	**(112)**	**(225)**	**(84)**	**-**	**(421)**
Additions	(13)	(28)	(13)	-	(54)
Disposals	1	15	14	-	30
Transfers from one heading to another	2	-	(2)	-	-
Disposals through sale of businesses	6	25	1	-	32
Currency translation adjustments	2	3	2	-	7
Accumulated depreciation at 31 December 2006	**(114)**	**(210)**	**(82)**	**-**	**(406)**
Net carrying amount at 31 December 2006	**351**	**197**	**42**	**76**	**666**

€ million	Land and buildings	Plant and machinery	Office, computer equipment, vehicles & other	Assets under construction	Total
Gross carrying amount at 1 January 2005	**539**	**785**	**146**	**26**	**1 496**
Additions	26	48	10	6	90
Disposals	(6)	(16)	(15)	-	(37)
Transfers from one heading to another	1	11	2	(14)	-
Disposals through sale of businesses	(191)	(433)	(31)	(11)	(666)
Currency translation adjustments	14	16	7	1	38
Gross carrying amount at 31 December 2005	**383**	**411**	**119**	**8**	**921**
Accumulated depreciations at 1 January 2005	**(155)**	**(446)**	**(92)**	**-**	**(693)**
Additions	(14)	(31)	(15)	-	(60)
Disposals	6	11	12	-	29
Disposals through sale of businesses	54	250	15	-	319
Currency translation adjustments	(3)	(9)	(4)	-	(16)
Accumulated depreciation at 31 December 2005	**(112)**	**(225)**	**(84)**	**-**	**(421)**
Net carrying amount at 31 December 2005	**271**	**186**	**35**	**8**	**500**

There is no property, plant and equipment subject to restrictions on title. No property, plant and equipment is pledged as security for liabilities.

Investment property is recorded at historic cost less accumulated depreciation. Since this investment property does not represent a substantial amount in relation to overall fixed assets, preparation of an external expert opinion on fair value was dispensed with. It is presumed that the fair value corresponds to the book value.

Leased assets

UCB leases buildings and office equipment under a number of finance lease agreements. The net carrying amount of leased buildings was 60 million euro (2005: 60 million euro) and leased office equipment was 2 million euro (2005: 3 million euro).

20. Financial and other assets

Non-current financial and other assets

€ million	2006	2005
Available-for-sale investments	262	246
Long-term trade receivables	18	19
Cash deposits	4	4
Derivative financial instruments (Note 21)	29	10
Reimbursement rights for defined benefit plans in Germany	21	20
Other financial assets	112	38
Non-current income tax receivable	23	-
Total financial and other assets	**469**	**337**

The non-current financial and other assets include 23 million euro non-current income tax receivable and 14 million euro other financial assets related to the Schwarz Pharma acquisition.

Current financial and other assets

€ million	2006	2005
Clinical trial material	42	32
Derivative financial instruments (Note 21)	16	19
Total financial and other assets	**58**	**51**

The available-for-sale financial assets include the following:

million EUR	2006	2005
Shares of Cytec Industries Inc.	248	232
Debt securities listed on an active market	14	14
Total available-for-sale financial assets	**262**	**246**

The movement of the carrying values of these available-for-sale financial assets are as follows:

	2006		2005	
€ million	Shares of Cytec Industries Inc	Debt securities	Shares of Cytec Industries Inc.	Debt securities
At 1 January	232	14	-	14
Acquisition	-	4	220	4
Disposal	-	(3)	-	(3)
Revaluation through equity	16	(1)	12	-
Gain or loss removed from equity and reported in financial income or expense	-	-	-	(1)
At 31 December	**248**	**14**	**232**	**14**

As part of the consideration for the sale of Surface Specialties business in February 2005, the Group has received 5 772 857 shares of Cytec Industries Inc. The agreement between UCB and Cytec Industries Inc. stipulated that UCB cannot divest the shares before March 2007.

The shares are classified as available-for-sale and revalued to fair value through equity, except for 962 143 shares that are subject to a forward sale contract maturing in the beginning of March 2007. The fair value adjustment of the latter part of the shares is therefore recognised in the income statement, offsetting the fair value adjustments of the forward sale contracts as from the date the forward sale contracts were entered into.

The value of the shares of Cytec Industries Inc. Dropped from 50.5 U.S. dollar initially to 47.6 U.S. dollar at 31 December 2005 offset by the movement in the U.S. dollar rate. At 31 December 2006, the value of these shares increased again from 47.6 U.S. dollar to 56.5 U.S. dollar, partially offset by the negative movement of the U.S. dollar compared to the euro.

The 2 million euro dividend paid by Cytec in 2006 has been recognised in financial income.

The Group has invested in a portfolio of fixed rate bonds, mainly issued by European governments as well as by some financial institutions. The bonds have been classified as available-for-sale and are revalued to fair value through equity until disposal. The fair value of these bonds varies in function of the level of market interest rates for instruments with similar maturities and credit risks.

There were no impairment charges on available-for-sale financial assets in 2006 or 2005.

21. Derivative financial instruments

Foreign Currency Derivatives

The Group's policy to use financial derivative contracts is described above in Note 4 "Financial Risk Management". Derivative financial instruments are carried at fair value.

The amounts recognised on the balance sheet are:

	Assets		Liabilities	
€ million	**2006**	2005	**2006**	2005
Forward exchange contracts	15	14	7	24
Currency swaps	1	15	1	12
Total foreign currency derivatives	16	29	8	36
Of which:				
Non-current	-	10	-	9
Current	**16**	19	**8**	27

The fair values by currency of the contracts are:

	Assets		Liabilities	
€ million	**2006**	2005	**2006**	2005
USD	15	1	-	26
GBP	-	17	7	-
EUR	-	1	-	9
JPY	-	10	-	-
Other currencies	1	-	1	1
Total foreign currency derivatives	**16**	**29**	**8**	**36**

The fair values recognised based on the maturity of the contracts are:

€ million	**2006**
1 year or less	8
1-5 years	-
Beyond 5 years	-
Total foreign currency derivatives – net asset/(net liability)	**8**

The following table shows the split of foreign currency financial derivatives by currency of denomination (currencies sold view).

Notional amounts in million EUR	GBP	USD	EUR	Other currencies	Total
Forward contracts	651	554	95	77	**1 377**
Currency swaps	42	-	-	2	**44**
Option / collar	-	38	-	-	**38**
Total	**693**	**592**	**95**	**79**	**1 459**

Interest Rate Derivatives

The fair values in function of the contracts are:

€ million	**2006**	2005
Derivative financial assets	29	-
Derivative financial liabilities	-	7

The Group uses interest rate swaps (IRSs) to manage its exposure to interest rate movement on its variable rate borrowings. Contracts with nominal values of 900 million euro have fixed interest payments at an average rate of 3.22% plus a margin of 25 basis points for periods up to 2012 and have floating interest receipts at Euribor 6 months. The re-pricing dates and amortisation characteristics are aligned with those of the floating rate syndicated loan recorded in the non-current interest-bearing loans and borrowings.

On 20 December 2006, UCB repaid as part of the new agreement with the consortium of banks financing the Schwarz Pharma acquisition, the total outstanding debt (i.e. its previous syndicated loan and private placements). The existing IRS continues to hedge the variable interest on the new syndicated loan.

The variations of the reference rate on the received floating legs of the swaps are off-set by the variations in the floating rate payments on the first 900 million euro of the syndicated loan.

Derivative financial instruments designated as cash flow hedges

€ million	2006			2005		
Gains and losses on hedging instruments recognised in equity	Currency risk	Interest rate risk	Total	Currency risk	Interest rate risk	Total
At 1 January	(9)	(8)	(17)	4	3	7
Recognised in equity	23	37	60	(13)	(10)	(23)
Removed from equity and included in the income statement	(1)	-	(1)	-	(1)	(1)
At 31 December	**13**	**29**	**42**	**(9)**	**(8)**	**(17)**

Some of the outstanding currency derivatives have been designated as hedging instruments, as they hedge the Group against the volatility of exchange rates or interest rates, which may affect its future cash flows. IAS 39 allows applying specific hedge accounting rules to such transactions when the relationship proves to be effective, both at inception of the hedge and afterwards.

For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and released when the underlying transactions are recognised and affect the income statement. The ineffective portion of the cash flow hedges recognised in the income statement amounts to 1 million euro (2005: 0.9 million euro.)

The interest rate swaps are effective hedging instruments for the exposure to fluctuations in the reference interest rate of the first 900 million euro of the syndicated loan, and have been re-valued through equity.

The Group has entered into foreign currency forward contracts to hedge the exposure to variations of the U.S. dollar on its investment in Cytec Industries Inc. For a total notional amount of 210 million U.S. dollar, or 77% of the investment at 31 December 2006. These contracts are designated as cash flow hedges, and mature in 2007.

The Group also entered into foreign currency forward contracts to hedge a portion of highly probable future sales and royalty income, expected to occur in 2007.

Derivative financial instruments designated as fair value hedges

962 143 out of 5 772 857 Cytec shares have been sold forward by means of the entering into forward sale contracts with a maturity date in March 2007. This portion of the Cytec shares (Note 20) has therefore been designated as hedged item in a fair value hedge relationship.

As per 31 December 2006, these forward sale contracts had a negative fair value of EUR 1.1 million.

Foreign currency hedge for Net Investment in a foreign entity

The net investment in U.S. Operations has been determined as the net assets of the Group's U.S. Operations, including Schwarz Pharma's U.S. Operations, after allocation of goodwill, and including the intercompany loans to the U.S. Subsidiaries of the Group for which settlement is neither planned not likely to occur. In 2006, the Company entered into a loan agreement which is partly designated as a hedge of the net investment in U.S. Operations as from its inception (end December 2006).

The unrealised foreign exchange gain or loss is reported in a separate component of equity. These unrealised exchange rate differences are deferred in equity up to the date of termination of the U.S. dollar loan and will only be released when UCB no longer has the underlying U.S. dollar asset.

The notional amount of the designated part of the syndicated loan amounts to 659 million U.S. dollar, which approximates its fair value since the loan agreement was only entered into late December 2006.

22. Inventories

The carrying values of the different components of the inventory are as follows:

€ million	2006	2005
Raw materials and consumables	84	105
Work in progress	33	18
Finished goods	272	132
Goods purchased for resale	43	6
Inventories	**432**	**261**

Net inventories increased by 171 million euro, primarily due to the acquisition of Schwarz Pharma (193 million euro). The increase is partially offset due to the disposal of Bioproducts (25 million euro). Consequently, following the purchase price allocation, the revalued inventory of Schwarz Pharma is recognised at net realisable value.
The write-downs on inventories amount to 14 million euro in 2006 (2005: 9 million euro). As part of the annual review process, the book value of the CDP 435 inventories was written off and presented under impairment of non-financial assets further to the lack of prospects of the molecule. There are no inventories pledged for security, neither is there any inventory stated at net realisable value. The cost of inventories recognised as an expense in 2006 amounts to 364 million euro (2005: 382 million euro), included in cost of sales.

23. Trade and other receivables

The carrying values of the different components of the trade and other receivables are as follows:

€ million	2006	2005
Trade receivables	633	419
Recoverable VAT	29	25
Interest receivables	14	11
Prepaid expenses	37	39
Accrued income	10	13
Other receivables	40	11
Royalties	37	36
Trade and other receivables	**800**	**554**

The carrying amount of trade and other receivables approximates their fair values.

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of internationally dispersed customers.

The trade and other receivables include 228 million euro related to the Schwarz Pharma acquisition.

24. Cash and cash equivalents

The cash and cash equivalents can be detailed as follows:

€ million	2006	2005
Short-term bank deposits	845	325
Cash at bank and on hand	129	99
Cash and cash equivalents	**974**	**424**
Bank overdrafts (Note 27)	(40)	(29)
Cash and cash equivalents, less bank overdrafts	**934**	**395**

Cash and cash equivalents increased by 550 million euro, of which 277 million euro due to the acquisition of Schwarz and the 238 million euro due to the sale of Bioproducts®, Gastrocrom®, Corifeo® and Delsym™.

25. Capital and Reserves

Share capital and share premium

The issued capital of the Company amounts to 545 million euro at 31 December 2006, represented by 181 512 768 shares. The Company's shares are without par value. At 31 December 2006, 57 419 698 shares were registered and 124 093 070 were bearer shares. The holders of UCB shares are entitled to receive dividends as declared and to one vote per share at Shareholders' meeting of the Company. There is no authorised, unissued capital.

At 31 December 2006, the share premium reserves amounts to 1 603 million euro, of which 5 million euro has been incorporated in issued capital in the beginning of January 2007. Following the business combination with Schwarz Pharma, UCB has issued 37 332 452 new UCB shares, which are entitled for dividends as from the date of issuance of the new shares (see Note 6). 35 565 268 new UCB shares have been issued upon the closing of the first offering period and 1 767 184 new UCB shares have been issued in the beginning of January 2007 upon the closing of the second offering period.

Treasury shares

UCB Fipar, an indirect affiliate of the Company, acquired during 2006, 950 000 shares through the purchase on the Euronext Stock Exchange. The total amount paid to acquire the shares amounted to 29 million euro (2005: 370 000 shares for a total amount of 10 million euro). The Group retained 3 186 360 shares in auto-control at 31 December 2006. These treasury shares have been acquired in order to honour the exercise of stock options granted to the Board of Directors and certain categories of employees. UCB Fipar has the right to re-sell these shares at a later date.

Other reserves

Other reserves contain the fair value reserve and the hedging reserve and the equity account linked to the difference of acquisition value for the Schwarz Pharma business combination between IFRS and Belgian GAAP.

The fair value reserve represents the cumulative net change in fair value of available-for-sale financial assets until the asset is sold, impaired or otherwise disposed of. During 2006 an amount of 16 million euro (2005: 12 million euro) has been recognised in equity for the change of the fair value of the available-for-sale investments (shares Cytec Industries Inc. and bonds).

The hedging reserve represents the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

During 2006 a positive amount of 59 million euro (2005: negative amount of 24 million euro) has been recognised in equity for the change of the fair value on derivative financial instruments on the expected U.S. dollar cash inflows once the Cytec Industries Inc. Shares are disposed of for an amount of 15 million euro), the interest rate swap hedging the floating rate debt for an amount of 37 million euro and 8 million euro on a change in a fair value for the cash flow hedges of the future sales. The related tax charge amounts to 20 million euro.

In accordance with IFRS, when issuing new shares in a business combination transaction, the value of the shares issued is the quoted stock price of the acquirer's shares on the date of exchange (Note 6). In Belgian GAAP however, the value of the shares issued is the conventional value as determined by the Board of Directors and mentioned in the report describing the capital increase at the parent company. Following this difference in accounting principle, the fair value of the shares issued for the Schwarz Pharma acquisition amounts to 1 941 million euro (IFRS), whereas the conventional value of these issued shares amounts to 1 710 million euro (Belgian GAAP). The difference of 231 million euro increases the goodwill on the acquisition on the one hand and a separate account of other reserves on the other hand.

Cumulative translation adjustments

The cumulative translation adjustments reserve represents the cumulative currency translation differences relating to the consolidation of Group companies that use functional currencies other than euro.

26. Share-based payments

€ million	2006	2005
Cost of sales	1	-
Marketing & Selling expenses	2	1
Research & Development expenses	1	-
General & Administrative expenses	2	1
Discontinuing operations	-	2
Total operating expense	**6**	**4**
Of which:		
• Stock option plans (equity-settled)	3	3
• Share award plan (equity-settled)	2	1
• **Stock appreciation rights plan (cash-settled)**	1	-

The Group operates several equity compensation plans, including a stock option plan, a share award plan and a stock appreciation rights plan to compensate employees for services rendered. The stock option plan and the stock award plan are equity-settled, whereas the stock appreciation rights plan is a cash settled plan.

Expenses for equity compensation plans

The expense recognised as at 31 December 2006 for both stock options and share award plans amounts to 6.2 million euro, and is included in the relevant functions in the income statement:

Stock option plans and share award plan

The Remuneration Committee granted options on UCB S.A. shares to the members of the Global Leadership Team of the UCB Group and to selected employees. The exercise price of the granted options in 2006 is equal to the lowest of the following two values: (i) the average of the closing price of the UCB shares on Euronext Brussels, during the 30 days preceding the offer or (ii) the closing price of the UCB shares on Euronext Brussels the day before the grant.

The options become exercisable after a vesting period of about three years. If the employee leaves the Group, his/her options lapse upon expiry of a period of six months, except if taxes have been prepaid. In case of death the options lapse upon expiry of a period of 12 months. The Group has no obligation to repurchase or settle the options in cash. There are no reload features, the options are not transferable (except in case of death).

The movements in the number of share options outstanding and their related weighted average exercise prices:

€	2006 Weighted average fair value	2006 Weighted average exercise price	2006 Number of share options	2005 Weighted average fair value	2005 Weighted average exercise price	2005 Number of share options
Outstanding at 1 January	**6.84**	**35.80**	**1 497 245**	**7.04**	**33.95**	**814 260**
+ New options granted	7.67	40.24	1 148 500	6.75	37.33	782 900
(-) Options forfeited	7.24	39.05	445 100	7.71	35.78	99 915
(-) Options exercised	20.15	19.94	428	-	-	-
(-) Options expired	-	-	-	-	-	-
Outstanding at 31 December	**7.19**	**37.46**	**2 200 217**	**6.84**	**35.80**	**1 497 245**
Number of options fully vested:						
At 1 January			345 100			40 000
At 31 December			438 200			345 100

The expense at 31 December 2006 of the 1 148 500 options granted in May 2006 at an average exercise price of 40.24 euro is included for seven months in the 31 December 2006 income statement.

The share options outstanding at 31 December 2006 have the following expiry dates and exercise prices:

Expiry date	Range of exercise prices in EUR	Number of share options
21 April 2013	19.94	3 315
31 May 2013	[26.58 – 27.94]	308 300
05 April 2014	31.28	10 302
01 September 2014	[40.10 – 40.20]	407 100
31 March 2015	[37.33 - 37.60]	574 400
31 March 2016	[40.14 - 40.57]	896 800
Total outstanding		**2 200 217**

The weighted average fair value of options granted in May 2006, determined using the Black-Scholes valuation model, was 7.67 euro.

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 360 days. The probability of early exercise is reflected in the expected life of the options. The expected forfeiture rate is based on actual turnover of employees for categories eligible for stock option compensation. The significant assumptions used in the measurement of options granted in May 2006 are:

Weighted average share price	EUR	40.76
Exercise price	EUR	40.24
Expected volatility	%	19.44
Expected option life	years	5.00
Expected dividend yield	%	2.22
Risk free interest rate	%	3.73
Expected annual forfeiture rate	%	7.00

Share award plan

	2006	2005
Outstanding at 1 January	**75 100**	-
+ New rights granted	135 975	76 600
(-) Rights forfeited	9 300	1 500
(-) Rights exercised	1 500	-
(-) Rights expired	-	-
Outstanding at 31 December	**200 275**	**75 100**
Number of Rights fully vested:		
At 1 January	-	-
At 31 December	2 300	-

The Company granted in 2006 share awards to the members of the Leadership Team of the Group, conditional to a vesting period of 3 years, except for the special recognition awards (2 300) that vest after 1 year following the grant date (1 December 2005). 135 975 rights were granted at a fair value of 41.86 euro per share. The cost is spread over the vesting period. The beneficiaries are not entitled to dividends during the vesting period.

Stock Appreciation Rights

Some employees of the North American subsidiaries of the Group receive Stock Appreciation Rights (SARs) as part of their compensation. The SARs, which are non tradable cash-settled awards, may be exercised after a vesting period of three years for a cash payment, based upon the amount that the market price of the UCB shares at the moment of exercise exceeds the strike price. All stock options granted to U.S. Optionees in 2005 and 2006 have been transformed into SARs, except for three employees.

The terms of the SARs outstanding at 31 December 2006 are as follows:

€	Fair value	Weighted average exercise price	Number of Stock Appreciation Rights
Outstanding at 1 January	-	-	-
+ New rights granted	15.81	39.42	347 100
(-) Rights forfeited	16.61	38.13	32 500
(-) Rights exercised	-	-	-
(-) Rights expired	-	-	-
Outstanding at 31 December	**15.72**	**39.56**	**314 600**
Number of Rights fully vested :			
At 1 January			-
At 31 December			-

The fair value at 31 December was calculated using the Black & Scholes model. The inputs to the model were the UCB share price at 31 December 2006, the exercise prices given in the above table and other inputs consistent with those used for the Stock Option and Share Award plans.

The Stock Appreciation Rights outstanding at 31 December 2006 have the following expiry dates and exercise prices:

The movement in the number of options and warrants not accounted for under IFRS 2 can be described as follows:

Expiry date	Exercise prices in EUR	Number of rights
31 March 2015	37.33	98 400
31 March 2016	40.57	216 200
Total Outstanding		**314 600**

Options granted before 7 November 2002

According to the transition provisions included in IFRS 2, the options granted before 7 November 2002 and not yet vested at 1 January 2005 are not amortised through income statement. The table below describes the movement in the number of such share options outstanding.

In 1999 and 2000 respectively, UCB issued 145 200 and 236 700 subscription rights (warrants) to subscribe for one ordinary share. Out of these rights, 215 400 may still be exercised. These warrants expire progressively between 2009 and 2013.

The movement in the number of options and warrants not accounted for under IFRS 2 can be described as follows:

	2006		2005	
€	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options
Outstanding at 1 January	**39.72**	**995 252**	**39.61**	**1 170 208**
(-) Options forfeited	38.58	18 100	39.84	82 152
(-) Options exercised	39.30	214 263	38.14	92 804
Outstanding at 31 December	**39.87**	**762 889**	**39.72**	**995 252**

27. Interest-bearing loans and borrowings

Non-current interest-bearing loans and borrowings

	2006	2005	2006	2005
€ million	Carrying amount		Fair value	
Unsubordinated loans	1	94	1	107
Bank loans	3 019	900	3 019	900
Finance lease	29	30	23	27
Non-current interest-bearing loans and borrowings	**3 049**	**1 024**	**3 043**	**1 034**

On 11 November 2006, UCB launched a combined cash and share offer to acquire all outstanding shares of common stock of Schwarz Pharma. The syndicated loan facilities agreement concluded by the Group and a consortium of international banks financed the cash element of the acquisition of Schwarz Pharma and associated transaction costs, and has also been used to refinance UCB's syndicated loan (outstanding balance at 31 December 2005, 900 million euro) and U.S. Private placements (outstanding balance at 31 December 2005, 110 million U.S. dollar or 94 million euro).

The syndicated loan facilities agreement amounts to 3 771 million euro, and has to be completely repaid by 31 December 2011 after having made a repayment of 100 million euro by the end of 2008, 200 million euro by the end of 2009 and 400 million euro by the end of 2010.

As at 31 December 2006, the total amount that has been drawn down on this syndicated loan facilities agreement amounts to 3 051 million euro and the transaction costs amounted to 32 million euro, which have been recognised as part of the syndicated facilities loan agreement. The syndicated loan facilities agreement has a Euribor floating interest rate plus a margin depending on the covenants of the agreement. On 31 December 2006, the floating weighted average interest rate was 5.64%/annum. The floating interest rate payments are subject to a designated cash flow hedge, fixing the interest rate for the Group at 5.38%.

Due to the Schwarz Pharma acquisition, UCB has repaid its existing debt with a carrying amount of 900 million euro related to the previous syndicated loan agreement as well as its private placements with a carrying amount of 90 million euro. Schwarz Pharma's long term debt for an amount of 6 million euro was acquired by UCB following the purchase method of accounting.

The fair values of the non-current interest-bearing loans and borrowings are calculated as the present values of the payments associated with the debts, based on the applicable yield curve and UCB's credit spread for the different currencies.

Current interest-bearing loans and borrowings

€ million	2006	2005
Bank overdrafts	40	29
Current portion of long-term bank loans	10	-
Debentures and other short term loans	12	-
Finance lease	3	2
Current interest-bearing loans and borrowings	**65**	**31**

UCB presented Schwarz Pharma's short term debts for an amount of 11 million euro in above-mentioned table.

For the current interest-bearing loans and borrowings the carrying amounts approximate their fair values as the effect of discounting is not considered to be significant.

Maturity of group indebtedness

€ million	2006	2005
1 year or less	10	-
1-2 years	139	-
2-5 years	2 881	394
More than 5 years	-	600
Total interest-bearing loans	3 030	994
Bank overdrafts	40	29
Debentures other than short term loans	12	-
Finance lease	32	32
Total interest-bearing loans and borrowings	**3 114**	**1 055**

Analysis of the total financial debt by currency

€ million	2006	2005
EUR	2 035	900
USD	995	94
Other	-	-
Total interest bearing loans by currency	3 030	994
Bank overdrafts	40	29
Debentures other than short term loans	12	-
Finance lease	32	32
Total interest-bearing loans and borrowings	**3 114**	**1 055**

Finance lease obligations Minimum lease payments

€ million	2006	2005
Amounts payable under finance leases:		
1 year or less	3	2
2-5 years	13	10
More than 5 years	16	20
Present value of lease obligations	**32**	**32**
Less: amount due for settlement within 12 months	3	2
Amount due for settlement after 12 months	**29**	**30**

28. Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

€ million	2006	2005
Intangible assets	(688)	(114)
Property, plant and equipment	(17)	(9)
Inventories	19	29
Trade and other receivables	6	14
Employee benefits	21	18
Provisions	25	24
Other short-term liabilities	(90)	(59)
Unused tax losses	34	23
Unused tax credits	6	8
Write-down of previously recognised deferred income tax assets	(51)	(49)
Total	**(735)**	**(115)**

Following the acquisition of Schwarz Pharma, the deferred tax asset with a carrying amount of 97 million euro has been completely reversed and a deferred tax asset on the fair value adjustments of the liabilities of 13 million euro has been recognised and the deferred tax liabilities increased from a carrying amount of nil to 691 million euro as a consequence of the purchase method of accounting (deferred tax impact on the fair value adjustments).

Unused tax losses

€ million	2006	2005
1 year or less	1	-
1-2 years	3	-
2-3 years	1	2
3-4 years	2	7
More than 4 years	18	18
Without expiration	91	45
Unused tax losses	**116**	**72**

Temporary differences for which no deferred tax liability is recognised

No deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries. The unrecognised deferred tax liabilities amount to approximately 12 million euro.

Temporary differences for which no deferred tax asset is recognised

Deferred tax assets are recognised on tax losses carried-forward that represent income likely to be realised in the foreseeable future. Deferred tax assets amounting to 763 million euro (2005: 729 million euro) have not been recognised in view of the uncertain character of the recovery.

29. Employee benefits

Most employees are covered by retirement benefit plans sponsored by Group companies. The nature of such plans varies according to legal regulations, fiscal requirements and economic conditions of the countries in which the employees are employed. The Group operates both defined contribution plans and defined benefit plans.

Defined contribution plans

The assets of the schemes are held separately from those of the Group in funds under the control of trustees. When employees leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

Defined benefit plans

The Group operates several defined benefit plans. The benefits granted include mainly pension indemnities, jubilee premiums and termination indemnities. The benefits are granted according to local market practice and regulations.

These plans can be either unfunded or funded via outside pension funds or insurance companies. For (partially) funded plans, the assets of the plans are held separately from those of the Group in funds under the control of trustees.

Where a plan is unfunded, notably for the major defined benefit plans in Germany, a liability for the obligation is recorded in the Group's balance sheet.

For funded plans, the Group is liable for the deficits between the fair value of the plan assets and the present value of the benefit obligations. Accordingly, a liability (or an asset when the plan is over-funded) is recorded in the Group balance sheet. Independent actuaries assess all main plans annually.

Actuarial differences are amortised over the expected average remaining service life of the beneficiaries, to the extent the total of actuarial differences accumulate to the higher of 10% of the present value of the retirement benefit obligation, and 10% of the fair value of the external plan assets at balance sheet closing date.

The assets held in the funds do not contain any direct investment in UCB Group shares, nor any property occupied by, or other assets used by the Group, though this does not exclude UCB shares being included in mutual investment fund type investments.

The level of contributions is determined by local actuarial valuations. When employees leave the plans prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

The amounts recognised in the balance sheet are determined as follows:

€ million	2006	2005
Present value of funded obligations	535	494
Fair value of plan assets	(470)	(438)
Deficit (surplus) for funded plans	65	56
Present value of unfunded obligations	67	46
Unrecognised actuarial gains / (losses)	(8)	(9)
Adjustment for asset ceiling	7	2
Net liability/(asset) recognised in balance sheet	**131**	**95**
Of which:		
Recognised in the non-current liabilities	145	112
Recognised in the non-current assets	(14)	(17)

UCB's total non-current employee benefit liabilities amount to 146 million euro of which 1 million euro is related to the Group's liability for stock appreciation rights (Note 26). An amount of 47 million euro is related to the net liability for the Schwarz Pharma defined benefit plans. This 47 million euro is the result of assumed pension liabilities of 55 million euro, acquired plan assets of 3 million euro and mainly unrecognised actuarial losses for the reminder.

The movement in defined benefit obligation over the year is as follows:

€ million	2006	2005
At 1 January	**540**	**651**
Current service cost	19	21
Interest cost	25	28
Contribution by plan participants	2	4
Amendments	2	10
Actuarial gains and losses	1	38
Exchange difference	-	19
Benefits paid	(32)	(23)
Premiums, taxes, expenses paid	(2)	(2)
Net transfers following the sale of Surface Specialties	-	(67)
Liabilities acquired in a business combination	55	-
Curtailments and settlements	(8)	(139)
At 31 December	**602**	**540**

The movement in the fair value of plan assets of the year is as follows:

€ million	2006	2005
At 1 January	**438**	**484**
Expected return on plan assets	27	28
Actuarial gains/(losses) on plan assets	8	38
Exchange difference	-	16
Employer contribution	30	27
Employee contribution	2	4
Benefits paid	(32)	(23)
Premiums, taxes, expenses paid	(2)	(2)
Plan settlements	(4)	(109)
Acquisitions/divestiture	3	(25)
At 31 December	**470**	**438**

The fair value of plan assets amounts to 470 million euro, representing 78% of the benefits accrued to members for both funded and unfunded plans.

The shortfall of 132 million euro is to be cleared over the estimated remaining average service period of the current membership.

The amounts recognised in the consolidated income statement are as follows:

€ million	2006	2005
Current service cost	19	21
Interest cost	25	28
Expected return on plan assets	(27)	(28)
Actuarial (gain)/loss recognised	(1)	2
Past service cost recognised	2	9
Adjustment for limit on net asset	4	1
Curtailment (gain)/loss recognised	(4)	(29)
Settlement (gain)/loss recognised	-	1
Total expense recognised in income statement	**18**	**5**

The principal actuarial assumptions used were:

	2006	2005
Discount rate	4.90%	4.75%
Rate of compensation increase	3.93%	3.93%
Inflation rate	2.57%	2.52%
Expected long-term rate of return on plan assets	6.21%	6.45%

30. Provisions

The movements in the recognised liabilities are as follows:

€ million	Environment	Restructuring	Other	Total
At 1 January 2006	**71**	**38**	**64**	**173**
Created – new and additional	1	10	40	51
Used during year	(3)	(31)	(9)	(43)
Unused amounts reversed	(5)	2	(25)	(28)
Unwinding of discount	2	-	-	2
Currency translation adjustments	-	(1)	-	(1)
Sale of businesses	-	-	6	6
Additions through business combinations	-	-	34	34
At 31 December 2006	**66**	**18**	**110**	**194**
Non-current portion	64	5	55	124
Current portion	2	13	55	70
Total provisions	**66**	**18**	**110**	**194**

Environmental provisions

Due to the divestiture of Surface Specialties, UCB has retained certain liabilities with respect to the environment. The latter is the case of the divested sites on which UCB has retained full responsibility in accordance with the contractual terms agreed upon with Cytec Industries Inc. Furthermore, new provisions have been accounted for following the review of existing environmental issues. The provisions have been discounted at a rate of 4.2%.

During the year, an amount of 3 million euro has been used, mainly for a final settlement with Proviron on environmental matters.

Restructuring provisions

Following the new focus on biopharmaceutical drug Research & Development, a vast restructuring programme has been entered into 2005. This has lead to the announcement of the reorientation of the sales forces and the integration of the different administrative departments and staffing. The Group did not enter into material restructuring programmes in 2006.

Other provisions

Other provisions relate mainly to tax risks, product liability and litigation. Provisions for tax risks are recorded if UCB considers that the tax authorities might challenge a tax position taken by the Group or a subsidiary. Provisions for litigation comprise mainly provisions for litigations where UCB or a subsidiary is or might be a defendant against claims of previous employees. Product liability provisions relate to the risks related to the normal course of business and for which the Group might be liable by selling these kinds of drugs.

An assessment is performed with respect to the above-mentioned risks together with the Group's legal advisers and experts in the different domains.

31. Trade and other payables

Non-current trade and other liabilities

€ million	2006	2005
Derivative financial instruments	-	16
GSK / Sumitomo	29	37
Other payables	6	-
Total non-current trade and other liabilities	**35**	**53**

Current trade and other liabilities

€ million	2006	2005
Derivative financial instruments	9	27
Trade payables	457	234
Taxes payable, other than income tax	62	23
Payroll and social security liabilities	149	68
Other payables	189	30
Deferred income	19	8
Royalties payable	14	11
Rebates/discount payable	138	57
Accrued interest	20	27
Other accrued expenses	85	80
Total current trade and other liabilities	**1 142**	**565**

The current trade and other liabilities include 358 million euro related to the Schwarz Pharma acquisition.

32. Earnings per share

Basic earnings per share

€	2006	2005
From continuing operations	2.54	1.88
From discontinued operations	-	3.38
Basic earnings per share	**2.54**	**5.26**

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the Company and held as treasury shares.

Diluted earnings per share

€	2006	2005
From continuing operations	2.48	1.85
From discontinued operations	-	3.32
Diluted earning per share	**2.48**	**5.17**

Diluted earnings per share are calculated adjusting the weighted average number of ordinary shares outstanding to assume exercise of all-in-the-money share options not covered by treasury shares, and re-issue of all treasury shares.

The numerators used are the same as those detailed above for both earnings per share from continuing and discontinued operations.

For the shares options, a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares).

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

Earnings

€ million	2006	2005
Profit from continuing operations	367	270
Profit from discontinued operations	-	485
Profit attributable to equity holders	**367**	**755**

Number of shares

In thousand shares	2006	2005
Weighted average number of ordinary shares for the purpose of basic earnings per share	144 380	143 512
Dilution effect if all in-the-money options are exercised	238	190
Dilution effect of treasury shares	3 125	2 421
Weighted average number of ordinary shares for the purpose of diluted earnings per share	147 743	146 123

On 10 June 2003, the Group has issued a loan note with warrants, which could result, if exercised, in the creation of 30 million additional shares. The exercise of those warrants is restricted by specific conditions, which are not met at 31 December 2006. Therefore, those contingently issuable shares have not been taken into account for the calculation of the diluted earnings per share.

33. Commitments and contingencies

Operating lease commitments

The non-cancellable operating lease rentals have the following expiration:

€ million	2006	2005
Less than one year	43	30
Between one and five years	91	72
More than five years	4	11
Total non-cancellable operating lease rentals	**138**	**113**

The Group has a number of non-cancellable operating leases primarily related to company cars and office equipment.
The leases are for an initial period of 3 to 5 years. Lease payments are increased annually to reflect market rentals. None of the leases include contingent rentals. In 2006, 53 million euro (2005: 48 million euro) was recognised as an expense in the income statement in respect of operating leases.

Purchase obligations

The purchase obligations primarily relate to contractual obligations to investments in property, plant and equipment (2006: 13 million euro; 2005: 12 million euro).

Financial guarantees

With respect to the syndicated loan facilities agreement, UCB and certain of its affiliates have subscribed certain financial guarantees towards the consortium of banks, of which the most important are the first ranking pledge over the shares of Schwarz Pharma AG, UCB Holdings Inc, Fin UCB SA, UCB Farchim SA, UCB Lux SA and Celltech Ltd.

Other guarantees

The Company has provided guarantees to:

- XL Insurance company Ltd. In respect of reinsurance liabilities (6 million U.S. dollar)
- Ovam in respect of environmental liabilities (13 million euro)
- Sandoz in respect of manufacturing capacity arrangements (8 million euro).

Contingent assets

On 26 April 2005 UCB and Lonza AG announced to have entered into a strategic biomanufacturing alliance. UCB and Lonza have signed a long-term supply agreement, under which Lonza will manufacture PEGylated antibody fragment-based bulk actives for UCB. Lonza is currently building a commercial scale biopharmaceutical manufacturing facility that is co-financed by UCB. Based on the terms and conditions of the agreement related to the manufacturing facility, the agreement will be accounted for as an operating lease in the consolidated financial statements of UCB once the facility is available for use. Nevertheless, the agreement stipulates that 50% of the joint assets are owned by UCB, which means that:

- the facility excluding the land on which it is built,
- the technology used by Lonza,
- all the capital items acquired, created or developed by Lonza during the term of the agreement, and
- all other assets that are acquired, created or developed by or on behalf of Lonza and where it has been wholly or partially funded by UCB, will belong to UCB at 50%, not taking into account any improvements made by Lonza.

34. Related party transactions

Intra Group sales and services

During the financial years ended 31 December 2006 and 2005, all intra-UCB Group transactions were carried out based on assessments of mutual economic benefit to the parties involved, and the applicable conditions were established in accordance with criteria of at arm's length negotiations and fair dealing, and with a view to creating value for the entire UCB Group. Conditions governing intra-UCB Group transactions were similar to conditions governing third-party transactions.

With regard to the sale of intermediary and finished products, these criteria were accompanied by the principle of increasing each party's respective production cost by an at arm's length profit margin. With regard to intra-UCB Group services rendered, these criteria are accompanied by the principle of charging fees sufficient to cover each party's respective incurred costs and an at arm's length mark-up. Intra-group transactions carried out within the UCB Group constitute standard transactions for a biopharmaceutical group. These transactions include the purchase and sale of intermediary and finished medical products, deposits and loans for UCB Group's affiliates as well as centralised functions and activities carried out by the UCB Group in order to optimise operations through economies of scale and scope.

Financial transactions with related parties other than UCB SA's affiliates

The UCB Group has granted a loan for an amount of approximately EUR 32.9 million to its reference shareholder, Financière de Tubize on 30 May 1997, which matured on 31 July 2006 and has been fully repaid. The annual repayment of the principal amount and interest due was related to the dividends received by Financière de Tubize from UCB SA. The annual interest on this loan was 4%. Financière de Tubize is UCB SA's main shareholder, and is listed on Eurolist by Euronext Brussels. Financière de Tubize is majority owned by members of the Janssen Family.

Prior to the financial year ended 31 December 2005 Tubize has granted a roll-over loan facility to UCB SA of approximately EUR 5 million at an interest rate based on the interbank market rates without mark-up. The total principal amount outstanding has been redeemed on 26 July 2006.

Defensive Warrants

On 9 June 2003, the General Meeting of Shareholders resolved to issue a stock loan represented by 30,000 loan stock units with a nominal value of EUR 20 each, each having 1,000 defensive warrants attached to it (the "Defensive Warrants"). Each Defensive Warrant confers the right to its holder to subscribe to one share newly issued by UCB SA. The loan was subscribed for by Financière de Tubize. The holders of the Defensive Warrants have entered into an agreement with UCB SA to comply with the terms and conditions relating to the issue and exercise of the Defensive Warrants.

At the mentioned General Meeting of Shareholders it was also resolved to create an ad hoc committee to decide, in pre-defined circumstances, about the implementation of this defensive measure and the transfer of the Defensive Warrants. The Defensive Warrants may only be exercised in specific circumstances, the existence of which must be assessed by the ad hoc committee:

- launch of a takeover bid by a third party considered to be hostile by the Board of Directors;
- modification of control over the UCB Group due to transactions relating to UCB Shares by one or more third parties, carried out either on or off the stock market, whether or not in a concerted fashion;
- the threat of a takeover bid or an operation involving modification of control over the UCB Group.

The Defensive Warrants and the agreement between the holders of the Defensive Warrants and UCB SA expire on 9 June 2008. UCB Shares resulting from the exercise of these warrants will be issued with reference to the market price over a period prior to the issue.

Key management compensation

Key management compensation disclosed in the table below comprises amounts recognised in the income statement for members of the Board of Directors and the Executive Committee, for the portion of the year where they exercised their mandate.

Short-term employee benefits include salaries (including social security contributions), bonuses earned during the year, car leasing and other allowances where applicable. Share-based compensation includes the amortisation over the vesting period of the fair value of equity instruments granted, and comprises stock options and share awards as further explained in note 26.

There have been no loans granted by the Company or a subsidiary of the Group to any Director or Officer of the Group, nor any guarantees given with respect hereto.

€ million	2006	2005
Salaries and other short-term employee benefits	7	4
Termination benefits	-	-
Post-employment benefits	3	1
Total expense	**10**	**5**

35. Events after the balance sheet date

Sale of Over-The-Counter business to Pierre Fabre

On 8 January 2007, UCB and Pierre Fabre jointly announced that Pierre Fabre, a pharmaceutical leader in the European Over-The-Counter (OTC) market, has acquired the OTC business of UCB in France, Belgium, the Netherlands, Luxemburg, Switzerland and Greece. The acquisition involves certain mature products representing sales of approximately 18 million euro. The transaction includes the sale of UCB OTC assets in France, Benelux, Switzerland and Greece. UCB will continue to manufacture and supply some of the transferred products during a transitional period.

Agreement with ImClone for rights pertaining to VEGFR-2 for CDP791

On 6 February 2007, UCB announced that it had agreed with ImClone Systems Inc. To terminate their CDP791 development agreement. UCB will enjoy freedom to operate rights globally to ImClone's intellectual property pertaining to vascular endothelial growth factor receptor-2 (VEGFR-2) for CDP791. In return, ImClone will receive a royalty on future sales of CDP791, when UCB will commercialise this antibody.

Increased shareholding of Financière de Tubize in UCB

On 9 February 2007, Financière de Tubize SA, UCB's reference shareholder announced that Financière de Tubize and a group of long term investors had acquired 13.9 million UCB shares (or 7.58% of UCB's issued share capital) from the Schwarz family. This transaction concerned the block of shares held by the Schwarz Vermögensverwaltung GmbH & Co KG which was freely transferable. Financière de Tubize acquired 4 million UCB shares, the remainder being acquired by a group of long-term investors with whom Financière de Tubize entered into various shareholders' agreements including, amongst others, a three year lock-up and pre-emption rights for the benefit of Financière de Tubize. As a result of this transaction, Financière de Tubize increased its total shareholding in UCB from 34.03% to 36.21%. The stake sold by the Schwarz family holding had been acquired in the context of the friendly take-over of Schwarz Pharma AG by UCB. The Schwarz family holding remains a long term shareholder of UCB and retains a further 5.4% shareholding in the Group. As per the existing shareholders' agreement between the Schwarz family holding and Financière de Tubize, Schwarz Vermögensverwaltung GmbH & Co KG has a lock-up until 1 June 2010 on half of this stake and until 1 June 2011 on the other half.

36. UCB Companies

List of UCB companies, accounted for by the full consolidation method

Name and office	% of shareholding (economic interest)
Australia	
UCB Australia Pty Ltd. - Level 1, 1155 Malvern Road – 3144 Malvern, Victoria	100
Austria	
UCB Pharma G.m.b.H – Jacquingasse 16-18, OG – 1030 Wien	100
Belgium	
UCB S.A. – Allée de la Recherche 60 – 1070 Brussels	100
UCB Fipar S.A. - Allée de la Recherche 60 – 1070 Brussels	100
UCB-Actias S.A. - Allée de la Recherche 60 – 1070 Brussels	100
Fin UCB S.A. - Allée de la Recherche 60 – 1070 Brussels	100
GIC S.A. - Allée de la Recherche 60 – 1070 Brussels	100
M.I.O. Zwijnaarde N.V. – Allée de la Recherche 60 – 1070 Brussels	100
UCB Pharma S.A. – Allée de la Recherche 60 – 1070 Brussels	100
Sifar S.A. - Allée de la Recherche 60 – 1070 Brussels	100
Canada	
UCB Pharma Canada Inc. - 4145 North Service Road 200 - ON L7L 6A3 Burlington	100
China	
UCB Trading (Shanghai) Co Ltd. - 317, N°439 Fu Te Xi Yi Road, Waigaoqiao, Free Trade Zone, Shanghai	100
Czech Republic	
UCB s.r.o. – Thámova 13 - 186 00 Praha 8	100
Denmark	
UCB Nordic A/S – Arne Jacobsen Alle 15 – 2300 Copenhagen	100

Finland	
UCB Pharma OY Finland – Malminkaari 5 – 00700 Helsinki	100
France	
UCB France S.A. – 21 Rue de Neuilly – 92003 Nanterre	100
UCB Pharma S.A. - 21 Rue de Neuilly – 92003 Nanterre	100
UCB Healthcare S.N.C. – 3/5 Rue Diderot – 92003 Nanterre	100
Vedim Pharma S.N.C. - 5/7 Rue Diderot – 92003 Nanterre	100
Germany	
Schwarz Pharma AG - Alfred Nobel Strasse, 10 - 40789 Monheim am Rhein	86.80
UCB SP Gmbh - Alfred Nobel Strasse, 10 - 40789 Monheim am Rhein	100
Vedim Pharma GmbH – Hüttenstrasse 205 PF 1340 - 50170 Kerpen-Sindorf	100
UCB Healthcare GmbH - Hüttenstrasse 205 PF 1340 - 50170 Kerpen-Sindorf	100
Rodleben Pharma GmbH – Postfach 205 - 06855 Rosslau	100
UCB GmbH - Hüttenstrasse 205 – 50170 Kerpen-Sindorf	100
Celltech Pharma GmbH & Co Kg – Hüttenstrasse 205 - 50170 Kerpen-Sindorf	100
Celltech Pharma Beteiligungs GmbH - Hüttenstrasse 205 - 50170 Kerpen-Sindorf	100
Greece	
Ilika Epikalipseon Hellas EPE (in liquidation) 39-42 Grigoriou Lambraki and Ulof Palme Str 2 – 14123 Likovrissi Attika	100
UCB AE – 580 Vouliagmenis Avenue – 16452 Argyroupolis - Athens	100
Hong Kong	
UCB Pharma Ltd. - 18/F Tai Tung Building, 8 Fleming Road, Wanchai	100
Hungary	
UCB Hungary Ltd. – Obuda Gate Building Arpád Fejedelem útja 26-28, 1023 Budapest	100
India	
UCB India Private Ltd. – 504 Peninsula Towers, Peninsula Corporate Park, Ganpatrao Kadam Marg, Lower Parel – 400013 Mumbai	100
Uni-Mediflex Private Ltd. – G-6 Venus Apartments RG Thandani Marg Worli – 400018 Mumbai	100
Ireland	
UCB (Pharma) Ireland Ltd. – United Drug House Magna Drive, Magna Business Park, City West Road – Dublin 24	100
Celltech Pharma Ireland – United Drug House Magna Drive, Magna Business Park, City West Road – Dublin 24	100
Celltech Reinsurance (Ireland) Ltd. - 4th fl St. James House 25-29 Adelaide Road - Dublin 2	100
Celltech Insurance (Ireland) Ltd. - 4th fl St. James House 25-29 Adelaide Road - Dublin 2	100
Italy	
UCB Pharma SpA – Via Praglia 15 – 10044 Pianezzo (To)	100
Japan	
UCB Japan Co Ltd. – Ochanomizu Kyoun Bldg 2-2, Kanda-Surugadai – 101-0062 Chiyoda-Ku, Tokyo	100
Korea	
Korea UCB Co Ltd. – 1674-1, Seocho-dong, Seocho-gu, 137-881 Seoul	100
Luxemburg	
Société Financière UCB S.A. – Rue Eugène Ruppert, 12 – 2453 Luxemburg	100
UCB Lux S.A. – Rue Eugène Ruppert, 12 – 2453 Luxemburg	100
UCB S.C.A - 30 Boulevard Joseph II - 1840 Luxemburg	100
Malaysia	
UCB Pharma Asia Pacific Sdn. Bhd. – c/o Symphony Corporate House Sdn. Bhd. - 10th floor, Wisma Havela Thakardas, No. 1 Jalan Tiong Nam, Off Jalan Raja Laut - 50350 Kuala Lumpur	100
Mexico	
UCB de Mexico S.A. de C.V. – Homero#440, 7fl Col. Chapultepec Morales – 11570 Mexico D.F.	100
Vedim S.A. de C.V. - Homero#440, 7fl Col. Chapultepec Morales – 11570 Mexico D.F.	100

Netherlands	
UCB Finance N.V. – Lage Mosten 33 – 4822 NK Breda	100
Pabelfima B.V. (in liquidation) - Lage Mosten 33 – 4822 NK Breda	100
UCB Pharma B.V. - Lage Mosten 33 – 4822 NK Breda	100
Medeva Holdings B.V. - Lage Mosten 33 – 4822 NK Breda	100
Medeva B.V. - Lage Mosten 33 – 4822 NK Breda	100
Norway	
UCB Pharma AS – Brynsveien 96 – 1352 Kolsas, Baerum	100
Philippines	
UCB Philippines Inc. – 9th fl Salcedo Towers 169 HV dela Costa St. Salcedo Village – 1227 Makati City	100
Poland	
Vedim Sp.z.o.o. – Ul. Kruczkowskiego, 8 - 00-380 Warszawa	100
UCB Pharma Sp.z.o.o. – Ul. Kruczkowskiego, 8 - 00-380 Warszawa	100
Portugal	
UCB Pharma (Produtos Farmaceuticos) Lda Ed. D. Maria I, Q 60, piso 1 A, Quinta da Fonte Porte Salvo, Paço de Arcos 2770-229	100
Vedim Pharma (Prod. Quimicos e Farma) Lda Ed. D. Maria I, Q 60, piso 1 A, Quinta da Fonte Porte Salvo, Paço de Arcos 2770-229	100
Singapore	
UCB Singapore Private Ltd. – 3 Church Street #08-01, Samsung Hub - 49483 Singapore	100
South Africa	
UCB (S.A.) (Proprietary) Ltd. – 3rd fl, Park Terrace 33, Princess of Wales Terrace – 2193 Parktown, Johannesburg	100
Spain	
Vedim Pharma S.A. – Avenida de Barcelona 239 – 08750 Molins de Rei, Barcelona	100
UCB Pharma S.A. – Avenida de Barcelona 239 – 08750 Molins de Rei, Barcelona	100
Sifar S.L. – Calle Santiago Ramon y Cajal 6 – Molins de Rei, Barcelona	100
Sweden	
UCB Pharma AB (Sweden) – Stureplan 4C 4van - 11435 Stockholm	100
Switzerland	
UCB Farchim S.A. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
UCB Investissements S.A. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
Doutors Réassurance S.A. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
Cogefina S.A. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
UCB-Pharma A.G. – ZI de Planchy, Chemin de Croix Blanche 10 – 1630 Bulle	100
Medeva Pharma Suisse S.A. – Chemin de Croix Blanche 10 – 1630 Bulle	100
Taiwan	
UCB (Taiwan) Ltd. – 12F, n° 35, Lane 11, Kwang Fu North Road - Taipei	100
Thailand	
Fipar (Thailand) Ltd. – 16th Floor, Q. House Sathorn, 11, South Sathorn Road Kwaeng Tung Mahamaek, Khet Sathorn, Bangkok Metropolis	100
UCB Pharma (Thailand) Ltd. – 27th fl, Panjathanee Tower 127/32 Nonsee Road Chongnonsee Yannawa 10120 Bangkok	99.98
Turkey	
UCB Pharma AS – Rüzgarlibahçe, Cumhuriyet Caddesi Gerçekler Sitesi, B-Blok Kat:6, Kavacik, Beykoz - 34805 Istanbul	100

U.K.

Fipar, subs. Of Medeva Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB Fipar Ltd., subs. Of UCB Inc. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
Fipar UK Ltd., subs of UCB Fipar Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB (Investments) Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB T&R Graham Ltd. – c/o Baker Thilly Breckenridge House 274 Sauchiehall Street – G2 3EH Glasgow	100
UCB Services Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Viking Trading Co Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Vedim Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB Watford Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech Group Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech R&D Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech Japan Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Chiroscience Group Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
Chiroscience R&D Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Darwin Discovery Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Medeva Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB Pharma Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Evans Healthcare Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Medeva International Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Celltech Pharma Europe Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
International Medication Systems (UK) Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Oxford GlycoSciences – 208 Bath Road – SL1 3WE Slough, Berkshire	100
Oxford GlycoSciences (UK) Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Oxford GlycoTherapeutics Ltd. - 208 Bath Road – SL1 3WE Slough, Berkshire	100
Confirmant Ltd. – 208 Bath Road – SL1 3WE Slough, Berkshire	100
UCB Ireland – 208 Bath Road – SL1 3WE Slough, Berkshire	100

U.S.A.

Cistron Biotechnology Inc. - Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Holdings Inc. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
Fipar US Inc., subs. Of Fipar UK Ltd. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Inc. - Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Research Inc. - Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Bioproducts Inc. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Pharco Inc. – 300 Delaware Avenue – 19801 Wilmington Delaware	100
Oxford GlycoSciences Inc. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
Celltech US LLC – Corporation Trust Center, 1209 Orange Street 19801 Wilmington Delaware	100
Celltech Manufacturing CA Inc. – C T Corporation System, 818 W. Seventh Street, Los Angeles California 90017	100
UCB Manufacturing Inc. – Corporation Trust Center, 1209 Orange Street 19801 Wilmington, Delaware	100
UCB Technologies Inc. – C T Corporation System, 111 Eight Avenue, NY, 10011 New York	100
Upstate Pharma LLC – C T Corporation System, 111 Eight Avenue, NY, 10011 New York	100

Report of the Board of Auditors

to the General Shareholders' Meeting on the consolidated accounts as of and for the year ended 31 December 2006

As required by law and the company's articles of association, we report to you in the context of our appointment as statutory auditors. This report includes our opinion on the consolidated accounts and the required additional comment.

Unqualified opinion on the consolidated accounts

We have audited the consolidated accounts of UCB SA/NV and its subsidiaries (the "Group") as of and for the year ended 31 December 2006, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable to quoted companies in Belgium. These consolidated accounts comprise the consolidated balance sheet as of 31 December 2006 and the consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The total of the consolidated balance sheet amounts to euro 10.498 million and the consolidated statement of income shows a profit for the year of euro 367 million. The annual accounts of certain subsidiaries included in the consolidation have been audited by other external auditors. We based our audit on their audit opinions and we have carried out specific additional audit procedures in the context of the consolidation.

The company's Board of Directors is responsible for the preparation of the consolidated accounts. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these consolidated accounts based on our audit. We conducted our audit in accordance with the legal requirements applicable in Belgium and with Belgian auditing standards, as issued by the "Institut des Reviseurs d'Entreprises/Instituut der Bedrijfsrevisoren". Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement.

In accordance with the auditing standards referred to above, we have carried out procedures to obtain audit evidence about the amounts and disclosures in the consolidated accounts. The selection of these procedures is a matter for our judgment, as is the assessment of the risk that the consolidated accounts contain material misstatements, whether due to fraud or error. In making those risk assessments, we have considered the Group's internal control relating to the preparation and fair presentation of the consolidated accounts, in order to design audit procedures that were appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control. We have also evaluated the appropriateness of the accounting policies used and the reasonableness of accounting estimates made by management, as well as the presentation of the consolidated accounts taken as a whole. Finally, we have obtained from the Board of Directors and Group officials the explanations and information necessary for our audit. We believe that the audit evidence we have obtained and the work of the other auditors who have audited the accounts of certain subsidiaries provides a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the consolidated accounts of give a true and fair view of the Group's net worth and financial position as of 31 December 2006 and of its results and cash flows for the year then ended in accordance with International Financial Reporting Standards, as adopted by the European Union, and with the legal and regulatory requirements applicable to quoted companies in Belgium.

Additional comment

The company's Board of Directors is responsible for the preparation and content of the management report on the consolidated accounts.

Our responsibility is to include in our report the following additional comment, which does not have any effect on our opinion on the consolidated accounts:

- The management report on the consolidated accounts deals with the information required by the law and is consistent with the consolidated accounts. However, we are not in a position to express an opinion on the description of the principal risks and uncertainties facing the companies included in the consolidation, the state of their affairs, their forecast development or the significant influence of certain events on their future development. Nevertheless, we can confirm that the information provided is not in obvious contradiction with the information we have acquired in the context of our appointment.

Brussels, 23 March 2007

The Board of Auditors

E. ATTOUT

D GOOSSENS

Abbreviated Statutory Financial Statements of UCB S.A.

The following information is extracted from the separate statutory financial statements of UCB S.A. prepared under Belgian Generally Accepted Accounting Principles (BGAAP).

In accordance with the legislation, these separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders, as well as the auditors' report will be filed at the National Bank of Belgium within the statutory periods.

These documents are available on request, addressed to:

UCB S.A. – Corporate Communications –
Allée de la Recherche 60 – B-1070 Brussels.

The annual accounts have been drawn up in accordance with the provisions of the Royal Decree of 30 January 2001, covering the application of the Company code. The balance sheet is, therefore, presented after profit distribution in accordance with legal requirements.

It should be noted that only the consolidated financial statements as presented above, present a true and fair view of the financial position and performance of the UCB Group.

Since 1 November 2006, UCB S.A. is transformed into a pure holding company, having contributed its operational activities in UCB Pharma S.A.

In accordance with Article 105 of the Company code, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated financial statements as at and for the year-ended 31 December 2006, namely:

- abbreviated balance sheet;
- abbreviated income statement and proposed results' distribution;

The College of Statutory Auditors have issued an unqualified audit opinion and certify that the non-consolidated financial statements of UCB S.A. for the year-ended 31 December 2006 give a true and fair view of the financial position and results of UCB S.A. in accordance with all legal and regulatory dispositions.

Abbreviated Non-Consolidated Balance Sheet of UCB S.A.

€ million	2006	2005
ASSETS		
Intangible assets	34	1 199
Tangible fixed assets	9	227
Financial fixed assets	6 614	4 482
Fixed assets	**6 657**	**5 908**
Receivables of more than one year	18	19
Inventories and contracts in progress	-	121
Receivables of one year or less	209	287
Cash at bank and in hand	73	14
Deferred charges and accrued income	14	35
Current assets	**314**	**476**
Total Assets	**6 971**	**6 384**

LIABILITIES		
Capital	545	438
Share premium	1 603	-
Reserves	1 831	1 486
Profit brought forward	146	145
Investment grants	-	1
Equity	**4 125**	**2 070**
Provisions	-	142
Deferred taxation	-	4
Provisions and deferred taxation	-	**146**
Amounts payable in more than one year	1 539	3 344
Amounts payable in one year or less	1 288	738
Accrued charges and deferred income	19	86
Current liabilities	**2 846**	**4 168**
Total liabilities	**6 971**	**6 384**

Abbreviated Non-Consolidated Income Statement of UCB S.A.

€ million	2006	2005
Operating income		
Turnover	574	600
Increase(+); decrease(-) in inventories of finished goods, work in progress	7	15
Own construction capitalised	337	344
Other operating income	354	346
Total operating income	**1 272**	**1 305**
Operating charges		
Raw materials, consumables and goods for resale		
1. Purchases	139	167
2. Increase (-); decrease (+) in inventories	1	-
Services and other goods	578	536
Remuneration, social security costs and pensions	161	191
Depreciation of and other amounts written off formation expenses, intangible and tangible fixed assets	399	406
Increase (+); decrease (-) in amounts written off on inventories, contracts in progress and trade debtors	(1)	1
Increase (+); decrease (-) in provisions	(6)	(3)
Other operating charges	2	2
Total operating charges	**1 273**	**1 300**
Operating profit	**(1)**	**5**
Financial results	**400**	**393**
Ordinary profit before tax	**399**	**398**
Extraordinary charges/income	**153**	**220**
Profit before tax	**552**	**618**
Income taxes	(35)	(35)
Profit	**517**	**583**
Transfer to tax exempt reserves	-	-
Net result for the year available for appropriation	**517**	**583**

Proposed Results Distribution

The activities of UCB S.A. generated in 2006 a net profit of 517 065 611 euro after tax. After taking account of the profit brought forward from the previous year of 145 million euro the balance available for distribution amounts to 661 686 430 euro.

The Board of Directors proposes to you the following distribution (all amounts in euro):

1. Distribution to shareholders of a gross dividend of	165 025 127
2. Transfer to legal reserves	11 204 086
3. Transfer to distributable reserves	340 000 000
4. Carried forward	145 457 217
	661 686 430

The Board of Directors proposes to pay a gross dividend of 0.90 euro per share, or a total dividend distribution of 165 025 127 euro.

If approved, the net dividend of 0.675 euro per share will be payable as of 30 April 2007 against delivery of Coupon N° 9, attached to the Company's new bearer shares.

Discharge of the Directors and the Auditors

We recommend the approval of the financial statements as presented to you and, by special vote, the discharge of the Directors and the auditors in respect of the execution of their mandate during the past fiscal year.

Connecting to Investors

The number of issued UCB's shares on 31 December 2006 was 181,512,768 and are quoted on Euronext Brussels (ticker: UCB).

On 31 December 2006, UCB market capitalisation reached 9.4 billion euro, representing 3.47% of the BEL20 index and 0.43% of the Euronext 100 index.

in € billion	2006	2005
Market capitalisation	9.4	5.8

in € per UCB share		
Earnings per share	2.54 [a]	1.88 [b]
Gross dividend per share	0.90	0.88
Net dividend per share	0.67	0.66
High of the year	54.85	47.00
Low of the year	38.62	34.60
Year-end share price	51.95	39.68
Average daily trading volume (shares)	406 492	272 459

Number of shares outstanding	181 512 768	145 933 000
P/E ratio (using EPS based on profit from continuing operations)	20.45	21.11

(a.) Basic earnings per share calculated by dividing the profit from continuing operations by the weighted average number of ordinary shares outstanding during the year, including the shares issued following the capital increase at UCB S.A. for the first settlement of the Schwarz Pharma acquisition but excluding ordinary shares purchased by UCB S.A. and held treasury shares. (144,380,000 shares)

(b.) Basic earnings per share calculated by dividing the profit from continuing operations by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares purchased by UCB S.A. and held treasury shares. (143,476,201 shares)

Financial Calendar

Wednesday, 28 February 2007:
Full-Year 2006 Financial Results

Thursday, 26 April 2007:
Annual General Meeting of Shareholders

Monday, 30 April 2007:
Dividend payment (Coupon No. 9)

Thursday, 26 July 2007:
Half-Year 2007 Financial Results

Friday, 29 February 2008:
Full-Year 2007 Financial Results

UCB share evolution (2004-2006)
(index = 100, 1 January 2004)


UCB Price Graph (€) vs MSCI European Pharmaceuticals / Biotech (€)
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Glossary

EBIT: Operating profit as mentioned in the consolidated financial statements

Free cash flow: Cash flow from operating activities plus cash flow from investing activities of the continuing operations

Gross capital expenditure: Acquisition of property, plant and equipment and of intangible assets

Net debt: Non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities, cash and cash equivalents

Non-recurring items: Items of income or expense which do not occur regularly as part of the normal activities of the company

Recurring EBITDA: Operating profit adjusted for amortisation, depreciation, impairment charges, restructuring expenses and other income and expenses

Recurring EBITA: Operating profit adjusted for amortisation, impairment charges, restructuring expenses and other income and expenses

Recurring EBIT: Operating profit adjusted for impairment charges, restructuring expenses, and other income and expenses

Working capital: Includes inventories, trade and other receivables and trade and other payables, both current and non-current

Disclaimer

Language of the Annual Report

Pursuant to Belgian Law, UCB is required to prepare its Annual Report in French and Dutch. UCB has also made an English language translation of this Annual Report. In case of differences in interpretation between the English, French and Dutch versions of the Annual Report, the original French version shall prevail.

Availability of the Annual Report

The Annual Report is available to the public free of charge upon request to:

UCB S.A.
Attention Investor Relations
Allée de la Recherche, 60
1070 Brussels, Belgium
Phone +32 2 559 9588
Fax +32 2 559 9571
e-mail: investor-relations@ucb-group.com

An electronic version of the Annual Report is also available, for information purposes only, via the internet on the website of UCB (address: www.ucb-group.com)

Only the printed Annual Report published in Belgium in accordance with the applicable rules and legislation is legally valid, and UCB takes no responsibility for the accuracy or correctness of the Annual Report available via the Internet. Other information on the website of UCB or on any other website, does not form part of this Annual Report.

Forward-looking Statements

This Annual Report contains forward-looking statements, including, without limitation, statements containing the words 'believes', 'anticipates', 'expects', 'intends', 'plans', 'seeks', 'estimates', 'may', 'will', and 'continue' and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which might cause the actual results, financial condition, performance or achievements of UCB, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, the public is cautioned not to place any undue reliance on such forward-looking statements. These forward-looking statements are made only as of the date of this Annual Report. UCB expressly disclaims any obligation to update any such forward-looking statements in this Annual Report to reflect any change in its expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based, unless such statement is required pursuant to applicable laws and regulations.

UCB Contacts

Headquarters
UCB S.A.
Allée de la Recherche 60
1070 Brussels (Belgium)

Tel: +32 2 559 9999
Fax: +32 2 559 9900

www.ucb-group.com

Contact with shareholders and investors
Jean-Christophe Donck
Vice President, Corporate Communications
& Investor Relations

Mareike Mohr
Associate Director Investor Relations

Tel: +32 2 559 9588
Fax: +32 2 559 9571

E-mail: investor-relations@ucb-group.com

Design: Merchant in collaboration
with BergHind Joseph

Copywriting: Keith Conlon

Typesetting and Production: The Crew

Photography: Yves Fonck

Printing: Deckers Druk

UCB S.A. Allée de la Recherche, 60 1070 Brussels Belgium
T: +32 2 559 9999 F: +32 2 559 9900
www.ucb-group.com

END